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                 SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549
                    __________________________

                           SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4)
               OF THE SECURITIES EXCHANGE ACT OF 1934
                     __________________________

                     R-B RUBBER PRODUCTS, INC.
                     (NAME OF SUBJECT COMPANY)
                     __________________________

                     R-B RUBBER PRODUCTS, INC.
                (NAME OF PERSON(S) FILING STATEMENT)
                     __________________________

                     Common Stock, no par value
                   (Title of Class of Securities)

                             74920-10-9
                             ----------
               (CUSIP Number of Class of Securities)
                     __________________________

                           Ronald L. Bogh
    President, Chief Executive Officer and Chairman of the Board
                     R-B Rubber Products, Inc.
                        904 East 10th Avenue
                     McMinnville, Oregon  97128
                           (503) 472-4691

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                          With a copy to:

                        David C. Baca, Esq.
                  Michael McArthur-Phillips, Esq.
                      Marcus J. Williams, Esq.
                     Davis Wright Tremaine LLP
                       2300 Wells Fargo Tower
                       1300 S.W. Fifth Avenue
                      Portland, Oregon  97201
                           (503) 241-2300

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ITEM 1.      SECURITY AND SUBJECT COMPANY.

The name of the subject company is R-B Rubber Products, Inc., an Oregon corporation (the "Company"). The Company's principal executive offices are located at 904 East 10th Avenue, McMinnville, Oregon 97128. This statement relates to the Company's common stock, no par value (the "Common Stock" or the "Shares").

ITEM 2.      TENDER OFFER OF THE BIDDER.

This statement relates to the tender offer made by Dash Multi-Corp, Inc., a Missouri corporation ("Dash") disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated April 9, 1999, to purchase approximately seventy percent (70%) of the issued and outstanding Shares at $3.00 per share, net to the seller in cash, without interest (the "Offer"). The Offer will be subject to the terms and conditions set forth in the Offer to Purchase dated April 9, 1999, filed as Exhibit A to this Schedule 14D-9 and incorporated by this reference (the "Offer to Purchase") and the related Letter of Transmittal filed as Exhibit B (together with the Offer to Purchase, as it may be amended or supplemented, the "Offer Documents").

The Offer is being made pursuant to a Stock Purchase Agreement dated April 8, 1999 between the Company and Dash (the "Stock Purchase Agreement") and the Annexes thereto (collectively, the "Purchase Documents"), all of which are filed together as Exhibit C and incorporated by this reference. The Stock Purchase Agreement provides for the commencement of the Offer by Dash subject to the terms and conditions stated therein.

The Schedule 14D-1 states that Dash's principal executive offices are located at 2500 Adie Road, Maryland Heights, Missouri 63043.

ITEM 3.      IDENTITY AND BACKGROUND.

(a) This statement is being filed by the Company. Its name and business address are as set forth in Item 1, above.

(b) Except as set forth in this Item 3(b), to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material contracts, agreements, arrangements or understandings regarding or relating to the Offer, and no actual or potential conflicts of interest between the Company or its affiliates and
        (1) the Company, its executive officers, directors or affiliates; or (2) Dash or its executive officers, directors or affiliates.

        Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers, directors and affiliates are described in the Purchase Documents. The Purchase Documents are incorporated into this Schedule 14D-9 by reference to Exhibit C for the purpose of describing those relationships, and each of the Purchase Documents is summarized below. The descriptions contained in this Item 3 and elsewhere in this Schedule 14D-9 are summaries and do not purport to be complete. Each summary is qualified in its entirety by reference to the complete text of the Purchase Documents, and security holders are urged to read the text of each document before

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        making an investment decision. Capitalized terms not defined in this Schedule 14D-9 shall have the respective meanings ascribed in the Stock Purchase Agreement.

        (i) Stock Purchase Agreement. Dash and the Company entered into the Stock Purchase Agreement on April 8, 1999. The Stock Purchase Agreement sets forth the terms and conditions on which Dash will commence and consummate the Offer, as summarized below.

             The Offer. Within five (5) business days after the filing of this Schedule 14D-9, Dash will commence a tender offer for one million five hundred sixty-seven thousand four hundred seventeen (1,567,417) shares of the Common Stock at a price of $3.00 per Share, net to the seller in cash (the "Offer Price"). The Offer is subject to certain conditions to closing, which are summarized in Conditions to the Offer, below, and which are fully set forth in the Purchase Documents, unless the conditions are waived by Dash in its sole discretion. The Offer may be amended by Dash in accordance with the terms of the Stock Purchase Agreement, but without the written consent of the Company an amendment may not (A) decrease the Offer Price; (B) modify the type of consideration (other than to add consideration); or (C) impose additional conditions on the Offer that are materially adverse to the holders of the Shares (the "Security Holders").

             The Offer will commence on the "Commencement Date," which will be the day the Purchase Documents, this Schedule 14D-9 and the Schedule 14D-1 are filed with the Securities and Exchange Commission (the "SEC"), and will terminate on the twentieth (20th) day thereafter. Dash shall have the right to extend the Offer from time to time; provided, however, that Dash shall extend the Offer at any time up to June 15, 1999 for one or more periods of not more than ten (10) business days if any condition to the Offer (other than the Minimum Condition) has not previously been satisfied or waived. In addition, the Offer Price may be increased and the Offer may be extended without the Company's consent to the extent required by law in connection with such increase.

             If less than seventy percent (70%) of the Shares are tendered in response to the Offer, the Company will, upon request by Dash, issue to Dash up to an additional amount of Shares sufficient to make the aggregate number of Shares acquired by Dash pursuant to the Offer equal to seventy percent (70%) of the then outstanding Shares. Such Shares will be issued, if at all, at a price equal to the greater of (A) $3.00 per Share; or (B) the most recent price offered by Dash per Share.

             Availability of Financing. In order to fund the growth of the Company's business after the Closing, Dash has agreed to make available to the Company up to three million dollars ($3,000,000) of subordinated debt financing or to facilitate the refinancing and possible increase of the Company's existing credit facilities on more favorable terms, as determined by the Board (as constituted following the Closing) to be in the best interests of the Company.

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             Interim Operations. The Company has agreed, on its own
             behalf and on behalf of RB Recycling, Inc. (the
             "Subsidiary") to certain covenants with respect to its business, operations and finances until the Closing. Those covenants include agreements by the Company:

             (A) to conduct its business only in the ordinary and usual course and, to the extent consistent with that obligation, to use commercially reasonable efforts to preserve its business organization intact and to maintain its existing relations with customers, suppliers, employees and business associates;

             (B) not to (I) sell or pledge, or to agree to sell or pledge, any stock owned by the Company in the Subsidiary; (II) amend the Company's or the Subsidiary's articles of incorporation or bylaws;
                  (III) split, combine or reclassify the outstanding Shares; or (IV) declare, set aside or pay any dividend in cash, stock or property;

             (C) not to (I) issue, transfer or encumber any Shares or any security convertible into Shares, other than pursuant to stock options outstanding on the date of the Stock Purchase Agreement; (II) transfer, lease or otherwise encumber the Company's assets other than in the ordinary course of business; (III) redeem or otherwise acquire any of the Company's stock; (IV) authorize capital expenditures in excess of $5,000; or
                  (V) acquire or invest in the assets or stock of another entity;

             (D) not to grant severance or termination pay to, or enter into an employment agreement with, any officer, director or employee (other than the Employment
                  Agreements and the Non-Competition Agreement); or establish, adopt or make awards under any new collective bargaining agreement, stock or stock option plan, or employee benefit plan;

             (E) not to compromise or settle any material claim or litigation, or modify, amend or terminate any joint venture or partnership agreement or other material contract or claim, each without Dash's consent;

             (F) not to make any tax election or permit the cancellation of any insurance policy of which the Company is a beneficiary or loss payee;

             (G) not to change any accounting practice or principle other than as required by a change in law or in generally accepted accounting principles;

             (H) not to adopt a plan of complete or partial liquidation, dissolution or merger, or otherwise to reorganize, consolidate or recapitalize; and

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             (I)  not to enter into any agreement that would do any of
                  the foregoing or would be contrary to any representation or warranty of the Company contained in the Stock Purchase Agreement.

             Representations by the Company. The Company represents and warrants to Dash that, subject to certain information provided in the Disclosure Schedule:

             (A) Organization. The Company and the Subsidiary are duly organized and validly existing under the laws of their respective jurisdictions of incorporation, and are qualified to do business in jurisdictions in which a failure to do so would have a material adverse effect on their respective businesses. The Company has provided Dash with true and correct copies of its Articles of Incorporation and Bylaws, and it has no subsidiaries other than the Subsidiary.

             (B) Capitalization. As of April 8, 1999 the Company's authorized capital consisted of 20,000,000 Shares, of which 2,239,167 were issued and outstanding. The Company has no shares reserved for issuance other than 162,500 shares reserved for issuance under outstanding stock options pursuant to the 1995 Stock Option Plan, and an aggregate of 95,000 shares reserved for issuance pursuant to a warrant to Paulson Investment Company, Inc.

             (C) Corporate Records. The Company's corporate records, including its stock transfer records, have been made available to Dash and are complete, accurate and up to date in all material respects.

             (D) Authorization. The Company has the requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver the Stock Purchase Agreement and to consummate the transactions contemplated thereby. The Stock Purchase Agreement is a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, assuming the due authorization, execution and delivery thereof by Dash.

             (E) Absence of Violations or Conflicts. (i) Other than as required under the Exchange Act (the "Regulatory Filings"), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any governmental or regulatory authority, agency, commission, court or other entity, domestic or foreign ("Governmental Entity"), in connection with the execution and delivery of the Stock Purchase Agreement by the Company and the consummation by the Company of the transactions contemplated thereby, the failure to make or obtain any or all of which is reasonably likely to have a material

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                  adverse effect on the financial condition, properties,
                  business or results of operations of the Company and the Subsidiary taken as a whole, or could prevent or materially delay the transactions contemplated by the Stock Purchase Agreement.

                       (ii) The execution and delivery of the Stock
                  Purchase Agreement by the Company do not, and the consummation by the Company of the transactions contemplated by the Stock Purchase Agreement will not, constitute or result in (I) a breach or violation of, or a default under, the Company Articles or Company By-Laws or the comparable governing instruments of the Subsidiary or (II) a breach or violation of, a default under, the acceleration of or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time) pursuant to, any provision of any law, ordinance, rule or regulation or judgment, decree, order, award or governmental or non-governmental permit or license to which the Company or the Subsidiary are subject, except, in the case of clause
                  (II) above, for such breaches, violations, defaults or accelerations or changes that, alone or in the aggregate, could not prevent or materially delay the transactions contemplated by the Stock Purchase Agreement.

             (F) Company Reports; Financial Statements. The Company has delivered to Dash each registration statement, schedule, report, proxy statement or information statement required to be filed or otherwise filed with the SEC (the "Company Reports") prepared by it since December 31, 1998 (the "Audit Date"), including, without limitation, (i) the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998 and
                  (ii) the Company's Form 8-K dated January 29, 1999, each in the form (including exhibits and any amendments thereto) filed with the SEC. As of their respective dates, the Company Reports complied in all material respects with the applicable requirements under the Exchange Act and did not, and any Company Reports filed with the SEC subsequent to the date hereof and prior to the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the consolidated balance sheets and statements of financial position included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents the consolidated financial position of the Company and its subsidiaries as of its date and each of the consolidated statements of earnings, stockholders' equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents the results of operations, stockholders' equity and cash flows, as the case may be, of the Company and its subsidiaries for the periods set forth therein (subject, in

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                  the case of unaudited statements, to normal year-end
                  audit adjustments which will not be material in amount or effect), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. Other than the Company Reports specifically recited above, the Company has not filed any other definitive reports or statements with the SEC since the Audit Date.

             (G) Absence of Certain Changes. Except as disclosed in the Company Reports filed with the SEC prior to the date of the Stock Purchase Agreement or otherwise disclosed in the Disclosure Schedule or as to which Dash has consented in writing, since the Audit Date, the Company and the Subsidiary have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been:

                       (i) any material adverse change in the
                  financial condition, properties, business or results of operations of the Company and the Subsidiary taken as a whole or any development or combination of developments of which management of the Company has knowledge that is reasonably likely to result in any such change;

                       (ii) any change by the Company in accounting
                  principles, practices or methods;

                       (iii) any damage, destruction or casualty loss
                  to the assets of the Company or the Subsidiary or other equipment used by the Company or the Subsidiary in performing its obligations under its Contracts or Leases (whether or not owned by the Company or the Subsidiary or covered by insurance);

                       (iv) any increase in the compensation payable
                  by the Company or the Subsidiary to any director, officer, employee or agent of the Company or the Subsidiary (other than routine increases made in the ordinary course of business consistent with past practice) or any bonus, incentive compensation, service award or other like benefit, granted, made or accrued, contingent or otherwise, to or to the credit of any of such director, officer, employee or agent or any employee welfare, pension, retirement or similar payment or arrangement made or agreed to by the Company or the Subsidiary with respect to any such director, officer, employee or agent;

                       (v) any sale, assignment or transfer
                  (including without limitation any collateral assignment or the granting or permitting of any lien, encumbrance or other claim) of any asset, property or right of the

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                  Company or the Subsidiary other than the sale of
                  inventory in the ordinary course of business;

                       (vi) any amendment, modification, waiver or
                  cancellation of any debt owed to, or claim of, the Company or the Subsidiary, or settlement by the Company or the Subsidiary of any dispute involving any payment or other obligation due to or owed by the Company or the Subsidiary, in an amount greater than $5,000, to be made or performed after the Closing Date;

                       (vii) any borrowing of money by the Company or
                  the Subsidiary, or the incurrence of any obligation or liability (whether absolute or contingent), in an amount greater than $5,000, other than current liabilities incurred in the ordinary course of the Company's and the Subsidiary's business;

                       (viii) any payment by the Company or the
                  Subsidiary of any obligation or liability (whether absolute or contingent) in an amount greater than $5,000, other than current liabilities incurred in the ordinary course of business;

                       (ix) any capital expenditure or commitment to
                  make a capital expenditure by the Company or the Subsidiary (exclusive of expenditures for repair or maintenance of equipment in the ordinary course of business) in an amount greater than $5,000;

                       (x) any incurrence of any extraordinary loss
                  or knowing waiver of any rights of substantial value by the Company or the Subsidiary in connection with an aspect of its business in an amount greater than $5,000, whether or not in the ordinary course of business;

                       (xi) any cancellation, termination or amendment
                  by the Company or the Subsidiary of any Contract, Lease or Intellectual Property License to which the Company or the Subsidiary is a party or by which the Company or the Subsidiary is bound that would change the amount owed to or by the Company or the Subsidiary by more than $5,000;

                       (xii) any merger or consolidation of the Company
                  or the Subsidiary into or with any other corporation or enterprise, or any corporate action by the Company or the Subsidiary toward or effecting such a merger or consolidation or a complete or partial liquidation or dissolution of the Company or the Subsidiary or any material portion of its assets;

                       (xiii) any failure on the part of the Company
                  or the Subsidiary to operate its business in the ordinary course so as to preserve its business

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                  organization reasonably intact, including the services
                  of its present officers and the goodwill of its suppliers, customers and others having business relations with the Company or the Subsidiary;

                       (xiv) any redemption or repurchase, directly or
                  indirectly, of any Shares or other equity securities of the Company or the Subsidiary, or, any setting aside or payment of dividends or other distributions (whether in cash or in kind), with respect to the Shares or other equity securities of the Company or the Subsidiary; or

                       (xv) any agreement by or commitment of the
                  Company or the Subsidiary to do or permit (through any authorized representative or agent of the Company or the Subsidiary) any of the foregoing.

             (H)  Taxes.

                       (i)  Definitions. For purposes of the Stock
                  Purchase Agreement:

                       (A) the term "Code" means the Internal Revenue Code of 1986, as amended. All citations to the Code or to the regulations promulgated thereunder shall include any amendments or any substitute or successor provisions thereto;

                       (B)  the term "Returns" means, collectively,
                  (1) all reports, declarations, estimates, returns, information statements, and similar documents relating to, or required to be filed in respect of, any Taxes; and (2) any statements, returns, reports, or similar documents required to be filed pursuant to Part III of Subchapter A of Chapter 61 of the Code or pursuant to any similar income, excise, or other tax provision of federal, territorial, state, local, or foreign law; and the term "Return" means any one of the foregoing Returns;

                       (C)  the term "Tax Asset" means any net
                  operating loss, net capital loss, investment Tax credit, foreign Tax credit, charitable deduction or any other credit or Tax attribute (determined without regard to the Tax period in which such loss, credit or other attribute arose) which could reduce Taxes; and

                       (D) the term "Taxes" means (1) all income, net income, gross income, gross receipts, sales, use, ad valorem, franchise, profits, license, lease, service, service use, withholding, employment, payroll, excise, severance, transfer, documentary, mortgage, registration, stamp, occupation, environmental, premium, property, windfall profits, customs, duties, and other taxes, fees, assessments or charges of any kind whatever, together with any interest, penalties and other additions with respect

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                  thereto, imposed by any federal, territorial, state,
                  local or foreign government; and (2) any penalties, interest, or other additions to tax for the failure to collect, withhold, or pay over any of the foregoing, or to accurately file any Return; and the term "Tax" shall mean any one of the foregoing Taxes. When used with reference to specified persons (for example and without limitation, "Taxes of the Company"), the terms "Taxes" and "Tax" shall include only amounts of, or in respect of, Taxes for which such person is, or could become, liable in whole or part (including, without limitation, any obligation in connection with a duty to collect, withhold, or pay over any Tax, any obligation to contribute to the payment of any Taxes determined on a consolidated, combined, or unitary basis, any liability as a transferee, or any liability as a result of any express or implied obligation to indemnify or pay the Tax obligations of another person).

                       (ii) Returns Filed and Taxes Paid.  (A) the
                  Company has duly filed or caused to be filed, on or before the due date thereof (as appropriately extended) with the appropriate taxing authorities, all Returns that it is required to file (other than those sales and use Tax Returns the failure of which to file would not have a material adverse effect on the Company); (B) each such Return (including any amendment thereto) is true, correct, and complete; (C) all Taxes of the Company due with respect to, or shown to be due on, each such Return (or amendment) have been timely paid; (D) to the best of the Company's knowledge, there is no valid basis for the assessment of any deficiency with regard to any such Return; and
                  (E) there are no extensions of time to file which are pending. There are no liens, attachments, or similar encumbrances on any of the assets of the Company with respect to any Taxes, other than liens for Taxes that are not yet due and payable.

                       (iii) Miscellaneous. The Company has collected
                  or withheld all Taxes that it is required to collect or withhold, and the Company is not a party to or bound by any tax indemnity, tax sharing or tax allocation agreement, or any other contractual obligation to pay the Tax obligations of another person or to pay Tax obligations relating to transactions of another person. None of the Company's assets (A) is property which is required to be treated as being owned by any other person pursuant to the so-called "safe harbor lease" provisions of former section 168(f)(8) of the Code; (B) directly or indirectly secures any debt the interest on which is tax exempt under section 103(a) of the Code; (C) is "tax-exempt use property" within the meaning of section 168(h) of the Code, or (D) is stock of a domestic or foreign corporation (including any entity that properly may be treated as a corporation for Federal income tax purposes) meeting the requirements of Code section 1504(a)(2). The transactions contemplated by the Stock Purchase Agreement are not subject to the tax

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                  withholding provisions of Code section 3406, or of
                  subchapter A of Chapter 3 of the Code, or of any other comparable provision of law.

                       (iv) Audit History and Other Proceedings.  (A)
                  there are no pending or, to the best of the Company's knowledge, threatened audits, investigations, claims, suits or other proceedings for or relating to any liability in respect of Taxes of the Company; (B) since December 31, 1993, no deficiencies for Taxes of the Company have been claimed, proposed or assessed by any taxing or other Governmental Entity; (C) there are no matters under discussion by the Company with any Governmental Entity with respect to Taxes that could result in any additional amount of Taxes of the Company; (D) no extension of a statute of limitations (whether arising by reason of a waiver, claim for refund, or otherwise) relating to Taxes of the Company is in effect; and (E) there are no requests for rulings or determinations in respect of Taxes of the Company pending with any governmental authority.
                  Since December 31, 1993, there have been no audits of any of the Company's Federal, state or local Returns.

             (I) Real and Personal Property. For purposes of the Stock Purchase Agreement, "Property" or "Properties" means those real and personal properties owned or used by the Company, the Subsidiary or any partnership, joint venture or similar entity in which the Company has an ownership interest. The Disclosure Schedule lists all of the real property to which the Company or the Subsidiary holds legal or equitable title (whether or not of record). (A) each of the Company and the Subsidiary has good and marketable title to all of the Properties owned by it; and (B) none of the Properties is subject to any lien, claim or other encumbrance whatsoever, except (1) liens for Taxes not yet due and payable, (2) liens shown and described in the Company Balance Sheet, and (3) liens imposed by law and incurred in the ordinary course of business for obligations not yet due and payable to landlords, carriers, warehousemen, laborers, materialmen and the like (collectively, the "Permitted Liens"). No part of the Properties is "tax-exempt use property" under
                  Section 168(h) of the Code.

             (J) Leases; Subleases. For purposes of the Stock Purchase Agreement, "Lease" means any written or oral lease, sublease or rental agreement (and any related contract and agreement), and all amendments, modifications and supplements thereof and waivers and consents thereunder pursuant to which the Company or the Subsidiary leases, subleases or rents any real or personal property, either as lessor, lessee, landlord or tenant. The Disclosure Schedule lists all Leases, except those which (A) can be canceled by the Company or the Subsidiary upon 30 or fewer days' notice without penalty or the acceleration of rentals, (B) do not grant an option to

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                  purchase the leased property, and (C) involve an
                  annual rental of $5,000 or less. The Disclosure Schedule describes all oral Leases required to be disclosed therein, and true and complete copies of all written Leases required to be disclosed have been heretofore delivered to Dash. With respect to each of the Leases: (1) neither the Company nor the Subsidiary nor, to the best of the Company's knowledge, any other party is in default in connection with such Lease; (2) no act or event has occurred which, with notice or lapse of time or both, would constitute a default under such Lease with respect to the Company or the Subsidiary or, to the best of the Company's knowledge, any other party; (3) there is no basis for any claim of default under such Lease with respect to the Company or the Subsidiary or, to the best of the Company's knowledge, any other party; (4) neither the Company nor the Subsidiary has given or received any notice of cancellation or termination in connection with such Lease; (5) such Lease is the valid and binding agreement of the Company or the Subsidiary, and, to the best of the Company's knowledge, the other party thereto, which is in full force and effect and is enforceable in accordance with its terms, except, with respect to such other party, to the extent that such enforceability may be limited by, or subject to: (A) the effect of any applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting the enforcement of creditors' rights generally; (B) the availability of the remedies of specific performance or injunctive relief, which may be subject to the discretion of the court before which any proceeding for such remedies may be brought; and (C) the exercise by any court of equitable judicial discretion before which any proceeding may be brought;
                  (6) such Lease will not be affected by, or require the consent of or payment to any other party to avoid an event of default, an event of termination or other adverse effect with respect to such by reason of the transactions contemplated by the Stock Purchase Agreement; and (7) such Lease is a "true" lease for federal income tax purposes.

             (K) Adequacy; Condition. (i) The Properties and the properties subject to a Lease are fit for use in the business of the Company and the Subsidiary as presently conducted in all material respects; (ii) the Properties and all of the properties subject to a Lease are each in good repair and operating condition, normal wear and tear excepted, and structurally and mechanically sound, as applicable; (iii) the Company and the Subsidiary are in compliance with all applicable building, zoning, land use or other similar statutes, laws, ordinances, regulations, permits, health and safety codes or other requirements in respect of any of the Properties or any of the properties subject to a Lease (and the Company's and the Subsidiary's current use of such properties does not constitute a nonconforming use), except where the failure to comply would not have a material adverse effect on the Company and the Subsidiary taken as a whole, and neither

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
                  the Company nor the Subsidiary has received any notice alleging such a violation; (iv) to the best of the Company's knowledge, none of the properties subject to a Lease has ever been used as a landfill or otherwise been used for the disposal of any waste, trash, garbage, industrial by-product or chemical or the storage or treatment of hazardous substance of any nature; and (v) to the best of the Company's knowledge, there are no outstanding requirements or recommendations by fire underwriters or rating boards, any insurance companies or holders of mortgages or other security interests requiring or recommending any repairs or work to be done with reference to any of the properties subject to a Lease.

             (L) All Necessary Properties. The Properties and the Leases (together with the intangible properties disclosed, or not required to be disclosed, pursuant to Sections 4.1(n), 4.1(p) and 4.1(q) of the Stock Purchase Agreement) constitute all of the properties which the Company and the Subsidiary use in connection with the operation of their respective businesses as presently conducted and the consummation of the transactions contemplated by the Stock Purchase Agreement (provided that all required consents relating to the Properties and the Leases have been obtained) will not materially alter the rights or impair the ability of the Company or the Subsidiary to use such properties in the conduct of its business as it is now being conducted.

             (M)  Accounts Receivable; Inventory; Customers; Suppliers.

                       (i) The accounts receivable of the Company and
                  the Subsidiary as reflected on the Company Balance Sheet or the books of the Company: (A) are valid, existing and, to the extent uncollected, will be collected in full within 90 days after the day on which it first becomes due and payable without resort to legal proceedings or the use of collection agencies, except to the extent of the allowance for doubtful accounts contained in the Company Balance Sheet; (B) represents monies due for services rendered; and (C) are subject to no material refunds or other material adjustments or to any defenses, rights of set-off, assignments, restrictions, security interests, encumbrances or conditions enforceable by third parties on or affecting any thereof.

                       (ii) Except as set forth in the 1998 Financial
                  Statements, all of the Company's and the Subsidiary's inventory (including raw materials and work in process) is usable in the ordinary course of its business and is free from material defects, and all finished goods are salable in the ordinary course of its business.

                       (iii) A complete and accurate list of the ten
                  largest customers (by dollar volume) of the Company and the Subsidiary, taken as a whole,

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
                  during the twelve months ended December 31, 1998 is set forth in the Disclosure Schedule.

                       (iv) A complete and accurate list of the ten
                  largest suppliers (by dollar volume) of the Company and the Subsidiary, taken as a whole, during the twelve months ended December 31, 1998 is set forth in the Disclosure Schedule.

             (N) Intellectual Property; Patents; Trademarks, Trade Names. All patents, trademarks, service marks, trade names or copyrights owned by or used or proposed to be used by the Company or the Subsidiary and all applications or registrations therefor ("Intellectual Property") and all contracts, agreements, commitments, arrangements, undertakings and understandings relating to the use or license of technology, know-how or processes by the Company or the Subsidiary (the "Intellectual Property Licenses") are listed in the Disclosure Schedule. (i) The Company or the Subsidiary owns, or has the sole and exclusive right to use, all Intellectual Property, whether under Intellectual Property Licenses or otherwise, used in or necessary for the ordinary conduct of its business;
                  (ii) the consummation of the transactions contemplated by the Stock Purchase Agreement will not alter or impair any such rights; and (iii) no Intellectual Property owned, licensed or used by the Company or the Subsidiary, or Intellectual Property License of the Company or the Subsidiary is the subject of a lawsuit or any other proceeding, nor has any party challenged or, to the best of the Company's knowledge, threatened to challenge the Company's or the Subsidiary's respective right to use such Intellectual Property or Intellectual Property License or application for any of the foregoing; and, to the best of the Company's knowledge, there is no basis for any such challenge.

             (O) Indebtedness. The Disclosure Schedule sets forth (i) a complete and accurate list or description of all instruments or other documents ("Debt Instruments") relating to any direct or indirect indebtedness for borrowed money of the Company or the Subsidiary, as well as indebtedness by way of capital leases, lease-purchase arrangements, guarantees, undertakings on which others rely in extending credit and all conditional sales contracts, chattel mortgages and other security arrangements with respect to personal property used or owned by the Company or the Subsidiary and (ii) a list of all loans of money to the respective officers, employees or shareholders of the Company or the Subsidiary (specifically excluding travel and similar advances in the ordinary course of business).

             (P) Other Contracts. The Disclosure Schedule lists each contract, agreement, commitment, arrangement, undertaking or understanding of the type listed below (except where the same does not call for the payment or receipt by

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
                  the Company or the Subsidiary of cash or other property or services having a value in excess of $5,000) to which the Company or the Subsidiary is a party or bound or to which the Company or the Subsidiary or any of their respective properties are subject, whether written or oral ("Contract," but such list and the term "Contract" shall not include Leases, Intellectual Property Licenses, Debt Instruments, Insurance Policies and employee-related matters disclosed elsewhere in the Stock Purchase Agreement):

                       (i) for the purchase or rental of materials,
                  inventory and supplies by the Company or the Subsidiary entered into in the ordinary course of business which are not reasonably expected to be fully performed within 45 days of their respective dates;

                       (ii) for the purchase of services by the
                  Company or the Subsidiary entered into in the ordinary course of business which are not reasonably expected to be fully performed within 45 days of their respective dates;

                       (iii) that were entered into in the ordinary
                  course of business and which are not reasonably expected to be fully performed within 45 days of their respective dates;

                       (iv) for matters not in the ordinary course of
                  the Company's or the Subsidiary's business;

                       (v) making the Company or the Subsidiary
                  liable, by guaranty, suretyship agreement, indemnification agreement, contribution agreement or otherwise, upon or with respect to, or obligating the Company or the Subsidiary in any way to provide funds in respect of, or obligating the Company or the Subsidiary to guarantee, serve as surety for or assume, any debt, dividend or other liability or obligation of any person, corporation, association, partnership or other entity (except endorsements made in the ordinary course of business in connection with the deposit of items for collection and except for immaterial obligations or liabilities incurred in the ordinary course of business);

                       (vi) granting a power of attorney;

                       (vii) relating to participation in a cooperative,
                  partnership or joint venture;

                       (viii) imposing confidentiality requirements (other
                  than agreements relating to confidentiality requirements between Dash and/or the Company or the Subsidiary); and

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

                       (ix) restricting or limiting the freedom of the
                  Company or the Subsidiary to compete in any line of business.

                  The Disclosure Schedule describes all oral Contracts required to be disclosed therein, and true and complete copies of all written Contracts (as amended) required to be disclosed in the Disclosure Schedule have been delivered to Dash.

             (Q) Insurance. All insurance policies of the Company or the Subsidiary now in force (including comprehensive general liability, personal and professional liability, comprehensive general casualty and extended coverage, automobile, boiler and machinery, fire and lightning, marine, endowment, life, and worker's compensation) ("Insurance Policies") are listed in the Disclosure Schedule, together with a listing of the type of policy, the policy number, the limits of coverage, the carrier, the annual premium and the expiration date), and true and complete copies of such policies have been provided or made available to Dash. The Company has provided to Dash a true and complete summary of the loss experience under each such insurance policy during the preceding five policy years. Neither the Company nor the Subsidiary has received any notice that any insurance carrier has cancelled, intends to cancel or intends not to renew any of such policies.

             (R) Status. (i) Neither the Company nor the Subsidiary has assigned any of its rights or obligations under (and, to the best of the Company's knowledge, is not otherwise restricted for any reason from enjoying the full benefits under) any Intellectual Property License, Debt Instrument, Contract or Insurance Policy; (ii) neither the Company nor the Subsidiary nor, to the best of the Company's knowledge, any other party is in default in connection with any Intellectual Property License, Debt Instrument, Contract or Insurance Policy; (iii) to the best of the Company's knowledge, no act or event has occurred which, with notice or lapse of time or both, would constitute a default under any Intellectual Property License, Debt Instrument, Contract or Insurance Policy; (iv) to the best of the Company's knowledge, there is no basis for any claim of default under any Intellectual Property License, Debt Instrument, Contract or Insurance Policy; (v) there is no outstanding notice of cancellation or termination received by the Company or the Subsidiary in connection with any Intellectual Property License, Debt Instrument, Contract or Insurance Policy; (vi) each Intellectual Property License, Debt Instrument, Contract and Insurance Policy is the valid and binding agreement of the Company or the Subsidiary, as the case may be, and, to the best of the Company's knowledge, the other parties thereto, which is in full force and effect and is enforceable in accordance with its terms, except, with respect to such other party, to the extent that such enforceability may be limited by, or

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
                  subject to: (A) the effect of any applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting the enforceability of creditors' rights generally, (B) the availability of specific performance or injunctive relief, which may be subject to the discretion of the court before which any proceeding for such remedies may be brought, and (C) the exercise by any court of equitable judicial discretion before which any proceeding may be brought; (vii) no Intellectual Property License, Debt Instrument, Contract or Insurance Policy will require the consent of or payment to any other party to avoid an event of default or an event of termination with respect to such Intellectual Property License, Debt Instrument, Contract or Insurance Policy (assuming that any required notice of default or termination has been given and any periods for cure have expired) by reason of the transactions contemplated by the Stock Purchase Agreement; and (viii) neither the Company nor the Subsidiary has received any communication proposing any termination, amendment or change to any Intellectual Property License, Debt Instrument, Contract or Insurance Policy.

             (S)  Employee Benefits.

                       (i) All bonus, deferred compensation, pension, retirement, profit-sharing, thrift savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option, employment, termination, severance, compensation, medical, health or other plan, contract, policy or arrangement which covers current or former employees of the Company or the Subsidiary (the "Employees") and current or former directors of the Company or the Subsidiary (the "Compensation and Benefit Plans") including, but not limited to, "employee benefit plans" within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") are listed in the Disclosure Schedule and any "change of control" or similar provisions therein are specifically identified in the Disclosure Schedule. True and complete copies of all Compensation and Benefit Plans and such other benefit plans, contracts or arrangements, including, but not limited to, any trust instruments and insurance contracts, if any, forming a part of any such plans and agreements, and all amendments thereto have been made available to Dash. The Company has filed all Form 5500's required to be filed with respect to the Compensation and Benefit Plans and each such form is complete and accurate in all material respects and complies in all material respects with all applicable law.

                       (ii) All Compensation and Benefit Plans are in
                  substantial compliance with applicable law and all Compensation and Benefit Plans which are employee benefit plans, other than "multiemployer plans" within the meaning of sections 3(37) of ERISA, covering employees (the

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
                  "Plans") to the extent subject to ERISA, are in substantial compliance with ERISA. Each Plan which is an "employee pension benefit plan" within the meaning of section 3(2) of ERISA ("Pension Plan") and which is intended to be qualified under section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service with respect to "TRA" (as defined in Section 1 of Internal Revenue Service Revenue Procedure 93-39), and the Company is not aware of any circumstances likely to result in revocation of any such favorable determination letter. There is no material pending or, to the knowledge of the Company, threatened litigation relating to the Compensation and Benefit Plans. Neither the Company nor the Subsidiary has engaged in a transaction with respect to any Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or the Subsidiary to a material tax or penalty imposed by either section 4975 of the Code or section 502(i) of ERISA.

                       (iii) No liability under Subtitle C or D of
                  Title IV of ERISA has been or is expected to be incurred by the Company or the Subsidiary with respect to any ongoing, frozen or terminated "single-employer plan", within the meaning of section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under section 4001 of ERISA or section 414 of the Code (an "ERISA Affiliate"). The Company and the Subsidiary have not incurred and do not expect to incur any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA. No notice of a "reportable event", within the meaning of section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

                       (iv) All contributions required to be made
                  under the terms of any Plan have been timely made. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an "accumulated funding deficiency" (whether or not waived) within the meaning of section 412 of the Code or section 302 of ERISA. Neither the Company nor the Subsidiary has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to section 401(a)(29) of the Code.

                       (v) Under each Pension Plan which is a single-
                  employer plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all "benefit liabilities", within the meaning of section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the Plan's most recent

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
                  actuarial valuation), did not exceed the then current value of the assets of such Plan, and there has been no material change in the financial condition of such Plan since the last day of the most recent Plan Year. The withdrawal liability of the Company and the Subsidiary under each Benefit Plan which is a multiemployer plan to which the Company, the Subsidiary or an ERISA Affiliate has contributed during the preceding 12 months, determined as if a "complete withdrawal", within the meaning of section 4203 of ERISA, had occurred as of the date hereof, does not exceed $10,000.

                       (vi) Neither the Company nor the Subsidiary has
                  any obligations for retiree health and life benefits under any Plan, except as set forth in the Disclosure Schedule. The Company or the Subsidiary may amend or terminate any such Plan pursuant to the terms thereof.

                       (vii) The consummation of the transactions
                  contemplated by the Stock Purchase Agreement will not
                  (x) entitle any employees of the Company or the Subsidiary to severance pay, (y) accelerate the time of payment or vesting or trigger any payment of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Compensation and Benefit Plans or (z) result in any breach or violation of, or a default under any of the Compensation and Benefit Plans.

                       (viii) All Compensation and Benefit Plans
                  covering non-U.S. Employees comply in all material respects with applicable local law. The Company and the Subsidiary have no material unfunded liabilities with respect to any Pension Plan which covers non-U.S. Employees.

             (T) Takeover Statutes. No "fair price", "moratorium", "control share acquisition," "business combination" or other similar antitakeover statute or regulation (each a "Takeover Statute") is applicable to the Company, the Subsidiary, the Shares, the Offer or the transactions contemplated hereby.

             (U) Environmental Matters. Except to the extent that the Company's noncompliance with the following would not reasonably be likely to have a material adverse effect on the financial condition, properties, business or results of operations of the Company and the Subsidiary taken as a whole: (i) the Company and the Subsidiary have complied at all times with all applicable Environmental Laws; (ii) to the best of the Company's knowledge after reasonable inquiry, all properties currently owned or operated by the Company or the Subsidiary (including soils, groundwater, surface water, buildings or other structures) have not been contaminated with any Hazardous Substances; (iii) to the best of the Company's

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
                  knowledge after reasonable inquiry, any properties formerly owned or operated by the Company or the Subsidiary were not contaminated with Hazardous Substances on or prior to such period of ownership or operation; (iv) neither the Company nor the Subsidiary is subject to liability for any Hazardous Substance disposal or contamination on any third party property;
                  (v) to the best of the Company's knowledge after reasonable inquiry, neither the Company nor the Subsidiary is subject to liability for any release or threat of release of any Hazardous Substance; (vi) neither the Company nor the Subsidiary has received any notice, demand, letter, claim or request for information indicating that it may be in violation of or liable under any Environmental Law; (vii) neither the Company nor the Subsidiary is subject to any order, decree, injunction or other arrangement with any governmental entity or any indemnity or other agreement with any third party relating to liability under any Environmental Law; (viii) none of the properties of the Company or the Subsidiary contain any underground storage tanks, asbestos-containing material, lead products, or polychlorinated biphenyls;
                  (ix) there are no other circumstances or conditions involving the Company or the Subsidiary known to the Company after reasonable inquiry that could reasonably be expected to result in any claims, liability, investigations, costs or restrictions on the ownership, use, or transfer of any property pursuant to any Environmental Law; and (x) the Company has delivered or made available to Dash copies of all environmental reports, studies, assessments, sampling data and all other information in its possession relating to asbestos and silica liability and claims including without limitation product and sales information, filing rates, settlements, projected claims, legal advice, reserves, insurance and the use and disposal of asbestos containing material.

                  As used herein, the term "Environmental Law" means any federal, state or local law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (A) the protection, investigation or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance, (C) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property or
                  (D) standards of conduct concerning protection of human health (including, without limitation, employee health and safety), in each case as amended and as now or hereafter in effect, and the term "Hazardous Substance" means any substance that is: (A) listed, classified or regulated pursuant to any Environmental Law; (B) any petroleum product or by-product, asbestos-containing material, silica, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (C) any other substance which may be the subject of regulatory action by any governmental authority pursuant to any Environmental Law.

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             (V)  Labor Relations. (i) The Company and the Subsidiary
                  are (and, since January 1, 1994, have been) in material compliance with all federal, state, local and other applicable law respecting employment and employment practices, terms and conditions of employment and wages and hours; (ii) there is (and, since January 1, 1994, has been) no unfair labor practice, complaint, charge or other matter against or involving the Company or the Subsidiary pending or threatened before any Governmental Entity; (iii) there is no (and, since January 1, 1994 has not been) labor strike, dispute, organizing effort, slow down, stoppage or other labor difficulty pending, involving or, to the best of the Company's knowledge, threatened, against or affecting the Company or the Subsidiary; (iv) no representation question exists, or has existed since January 1, 1994, with respect to the respective employees of the Company or the Subsidiary;
                  (v) no grievance which might have an adverse effect on the Company or the Subsidiary or on the conduct of its business nor any arbitration proceeding arising out of or under collective bargaining agreements is pending, and no claim therefor exists; and (vi) there is (and, since January 1, 1994, has been) no collective bargaining agreement which is binding on the Company or the Subsidiary.

             (W) Litigation. There are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings (collectively, "Actions") pending or, to the knowledge of the management of the Company, threatened against the Company or the Subsidiary or (ii) obligations or liabilities, whether or not accrued, contingent or otherwise, including, without limitation, those relating to matters involving any Environmental Law (as defined in Section 4.1(u)).

             (X)  Compliance with Laws.

                       (i) Generally. The Company and the Subsidiary are (and during the preceding five years have been) in material compliance with all applicable law (including those involving antitrust, unfair competition, trade regulation, antipollution, environmental, employment, safety, health and food and drug matters). Without limiting the foregoing, neither the Company nor the Subsidiary has at any time made any illegal payment for political contributions, any bribe or illegal kickback payment, or any practice or procedure which results or will result in the illegal payment by or on behalf of the Company or the Subsidiary to a person in connection with a referral to the Company or the Subsidiary by such person.

                       (ii) Charges or Violations.  The Company and
                  the Subsidiary are not (and, during the preceding five years, have not been) either charged with, in receipt of any notice or warning of, or under investigation

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
                  with respect to, any failure or alleged failure to materially comply with any provision of any applicable law.

                       (iii) Permits.  Without limiting the foregoing:
                  (A) a list of all occupancy certificates and other licenses, permits and certificates ("Permits") required of the Company or the Subsidiary in connection with its ownership, possession, use, occupancy or operation of any of the Properties owned, leased or used by it are set forth in the Disclosure Schedule; (B) all of the Permits are in full force and effect in all material respects; (C) the Company and the Subsidiary are (and have been) in material compliance with the Permits; and (D) none of the Permits will be affected by, or require the consent of any party by reason of, the transactions contemplated by the Stock Purchase Agreement where such effect or failure to obtain such consent would restrict or hamper the operation of any operating facility owned, leased or used by the Company or the Subsidiary.

             (Y) Bank Accounts. The Disclosure Schedule lists all bank, money market, savings and similar accounts and safe deposit boxes of the Company and the Subsidiary, specifying the account numbers and the authorized signatories or persons having access to them.

             (Z) Transactions with Affiliates. No holder of 10% or more of the outstanding common stock of the Company nor any person controlled by some combination of them, no officer or director of the Company or the Subsidiary, nor any "affiliate" or "associate" (as such terms are defined in the rules and regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "1933 Act")) of any of the foregoing:

                       (i) is a party to any lease, sublease,
                  contract, agreement, commitment, understanding or other arrangement of any kind whatsoever, involving any such person and the Company or the Subsidiary;

                       (ii) owns directly or indirectly, in whole or
                  in part, any property that the Company or the Subsidiary uses or otherwise has rights in respect of; or

                       (iii) has any cause of action or other claim
                  whatsoever against, or owes any amount to, the Company or the Subsidiary other than (i) for compensation (including fringe benefits) to officers and employees disclosed pursuant to Section 4.1(s) of the Stock Purchase Agreement and for reimbursement of ordinary and necessary expenses incurred in connection with employment by the Company or the Subsidiary and (ii) as otherwise disclosed pursuant to the Stock Purchase Agreement.

             (AA) Commissions.  No person, firm or corporation is
                  entitled to any commission or broker's or finder's fee in connection with the transactions contemplated by the Stock Purchase Agreement by reason of any act or omission of the Company or the Subsidiary, other than payment to Pacific Crest Securities with respect to the issuing of its fairness opinion in accordance with its engagement agreement with the Company, a true and complete copy of which has been provided to Dash.

             (BB) Generally.  No representation or warranty by the
                  Company in the Stock Purchase Agreement or in the Disclosure Schedule, any Exhibit or closing certificate furnished or to be furnished to Dash pursuant to the Stock Purchase Agreement or in connection with the transactions contemplated by the Stock Purchase Agreement contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact, necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

        Access by Dash; Notification of Certain Matters. The Stock Purchase Agreement requires that the Company provide Dash's Representatives reasonable access to Company Representatives and to the Company's books, records, properties, and contracts, and to comply with reasonable requests for additional information or documents from Dash. Information provided to or requested by Dash does not limit or qualify the Company's representations and warranties contained in the Stock Purchase Agreement.

        The Company also is required to notify Dash if the following events occur: (A) certain environmental matters; (B) events of default under the Company's contracts, leases, debt agreements, intellectual property licenses and insurance; (C) changes or developments in any legal or regulatory action involving the Company, including without limitation new filed or threatened actions; and (D) material adverse changes in the Company's financial condition, properties or business.

        Takeover Statutes. In contemplation of the Oregon Business Combination Act, which is applicable to the transaction contemplated by the Stock Purchase Agreement, the Company and the Board are required to grant such approvals and take such actions as are necessary so that the transactions contemplated by the Stock Purchase Agreement may be consummated as promptly as practicable on the terms contemplated thereby, and otherwise to eliminate or minimize the effects of that statute and other statutes and regulations applicable to the Offer.

        Board. Following the Closing the Company must use its best efforts to cause the Board to include Ronald L. Bogh, Paul M. Gilson and, at Dash's option, up to four persons designated by Dash
        (collectively the "Dash Designees"), including Marvin S. Wool and Gregory J. Divis. The Company's obligation to appoint Dash

        Designees is subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Certain information, as required in Rule 14f-1, is disclosed in the Information Statement attached as Exhibit E, which is incorporated by this reference. A similar information statement will be provided to Security Holders of record within ten (10) days prior to the date any other Dash designee takes office as a Director of the Company following the transactions contemplated by the Offering.

        Conditions to the Offer. Subject to limitations imposed by applicable law, including Rule 14e-1(c) the Exchange Act, Dash will not be required to accept the tender of, or to make payment for, the Shares if any of the following events occur and as a result, in the opinion of Dash, it is inadvisable to proceed with the Offer or the consummation of the transactions contemplated thereby. Dash may, but is not required to, waive any of the conditions in whole or in part.

        (A) Either (I) more than thirty percent (30%) of the Shares (on a fully diluted basis) are not tendered prior to the expiration of the Offer; or (II) any consent, registration, approval, permit or authorization of any Governmental Entity applicable to the Offer is not obtained on terms satisfactory to Dash in its reasonable judgment.

        (B) Any of the following events occurs or exists: (I) a general suspension or limitation of trading or prices on the Nasdaq SmallCap Market; (II) a declaration of a banking moratorium or suspension of payments in respect of banks of the United States;
        (III) a commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States other than the current hostilities in Serbia and Kosovo; (IV) any limitation on the extension of credit by banks or other lending institutions; (V) any material change in United States or other currency exchange rates or a suspension of, or limitation on, the markets therefor; or (VI) any extraordinary or material adverse change in the market price of the Shares or in the United States securities or financial markets generally, including, without limitation, a decline of at least twenty percent (20%) in either the Dow Jones Average of Industrial Stocks or in the Standard & Poor's 500 Index occurring after the date of the Stock Purchase Agreement. Dash also is under no obligation to consummate the transaction contemplated by the Offer if any event or condition listed in clauses (I) through (V) of this paragraph
        (B) and existing on the date of the Stock Purchase Agreement shall materially accelerate or worsen.

        (C) Any of the following actions is threatened or instituted by or before any governmental or regulatory authority, agency, commission, court or other entity: (I) a challenge to the acquisition by Dash of the Shares, or an action seeking to restrain or prohibit the consummation of the transaction contemplated by the Offer, seeking to obtain any material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer; (II) an action seeking to prohibit or materially limit Dash's ownership or operation of all or any portion of its or the Company's business or assets, or to compel Dash to dispose of or separately hold all or any portion of Dash's or the Company's business or assets as a result of the transactions contemplated by the Offer; (III) an action seeking to enjoin, make illegal or delay the acceptance for payment, purchase of, or payment for, some or all of the Shares or to delay or restrict Dash's ability to accept or pay for the Shares; (IV) an action seeking to limit Dash's ability effectively to acquire, own, or exercise full rights of ownership of the Shares, including without limitation the right to vote any Shares purchased by it on an equal basis with all other Shares on matters properly presented to the Security Holders; or (V) an action that, in Dash's judgment, is reasonably likely to materially affect Dash's or the Company's financial condition, properties, business or operations, or the value of the Shares or the benefits Dash expects to derive as a result of consummating the transactions contemplated by the Offer.

        (D) Any statute, rule or regulation is enacted or promulgated, or any order or injunction is sought or entered, that prohibits consummation of the Offer or the transactions contemplated by the Stock Purchase Agreement, or any other action is taken, proposed or threatened by any court, government agency or instrumentality that, in Dash's opinion, would result in any of the effects contemplated by paragraph (C), above.

        (E) A tender or exchange offer for some portion or all of the Shares is commenced or publicly proposed, or Dash learns that (I) any person has become the beneficial owner of more than twenty percent (20%) of any class or series of capital stock of the Company (including the Shares) other than for bona fide arbitrage purposes, or (II) any person enters into an agreement or proposes a tender offer or exchange offer respecting some or all of the Shares, (III) or any person proposes or enters into an agreement contemplating a merger, consolidation or other business combination involving the Company.

        (F) Any change occurs or becomes likely to occur that is reasonably likely to have a material adverse effect on the Company's financial condition, properties, business or results of operations as a whole.

        (G) The Company's Board (I) amends, modifies or withdraws its approval or recommendation of the Offer or the Stock Purchase Agreement, (II) fails publicly to reconfirm its approval or recommendation on request by Dash, (III) approves, endorses or recommends any competing Acquisition Proposal, or (IV) enacts resolutions to take any of the actions listed in clauses (I) through (III) of this paragraph (G).

        (H) The Stock Purchase Agreement is terminated or suspended by the Company or Dash in accordance with its terms, or on the mutual agreement of the parties.

        (i) The following conditions are not satisfied at or before
        Closing: (I) the Company must have entered into employment agreements (the "Employment Agreements") with Ronald L. Bogh substantially similar to Exhibit F, and Paul M. Gilson substantially similar to Exhibit G, and must have entered into a non-competition agreement with Douglas C. Nelson substantially similar to Exhibit H; (II) the Company must have received the Fairness Opinion and it must not have been withdrawn; (III) the Shares must continue to be listed on the Nasdaq SmallCap Market following the Closing, without conditions Dash reasonably deems to be materially adverse; and (III) Ronald L. Bogh, Douglas C. Nelson and James V. Reimann must have agreed to tender certain percentages of their Shares in accordance with the Shareholder Agreements attached as Exhibits I, J, and K, respectively.

        Acquisition Proposals. The Stock Purchase Agreement generally requires that the Company and its affiliates terminate discussions with other parties pertaining to any other business combination or any merger, consolidation or similar transaction (including an exchange of stock or assets) (each an "Acquisition Transaction"). The Stock Purchase Agreement also prohibits the Company from encouraging, soliciting, participating in or initiating discussions with any other entity relating to a proposed Acquisition Transaction (such a proposal, an "Acquisition Proposal"), with one exception. Specifically, the Company may consider Acquisition Proposals if the Board determines in good faith that a more favorable proposal (a "Superior Proposal") requires Board deliberation in order to permit the Directors to comply with their fiduciary duties.

        In the event the Board determines a Superior Proposal is in the best interest of the Security Holders and the Company, the Company must notify Dash, after which Dash will have two business days in which to make a competing proposal that is at least as favorable, from a financial perspective, as the Superior Proposal. If Dash makes no such proposal, the Board may terminate the Stock Purchase Agreement and the Offer will be withdrawn; provided, if the Company terminates the Stock Purchase Agreement under those circumstances, it will be required to reimburse Dash within two business days thereafter for its attorneys' fees and other fees and expenses reasonably incurred in connection with the Stock Purchase Agreement and the transactions contemplated thereby.

        Termination; Effect of Termination. The Stock Purchase Agreement may be terminated and the transactions contemplated thereby abandoned:

        (A)  by mutual agreement of Dash and the Company;

        (B) by either party if (I) Dash terminates the Offer without purchasing any Shares; (II) any court or governmental authority intervenes with a final order, decree or ruling to terminate the Stock Purchase Agreement or the Offer; or
             (III) the Closing has not occurred by June 30, 1999;

        (C) by Dash if (I) the Company breaches or fails to perform its obligations under the Stock Purchase Agreement, unless the breach or failure is cured within specified periods; (II) the Board fails to reaffirm its prior approval or recommendations, or the Board approves or recommends another Acquisition Proposal; or (III) the Board undertakes to consider a Superior Proposal based on its fiduciary obligations and the advice of counsel;

        (D) by the Company if (I) Dash fails to commence the Offer prior to the fifth business day after the filing of this Schedule 14D-9, or if Dash fails to perform its obligations under the Stock Purchase Agreement, unless the breach or failure is cured within specified periods; or (II) the Board authorizes the Company to enter into an agreement relating to a Superior Proposal, unless, within two days after notice of the Superior Proposal, Dash makes an offer that is at least as favorable from a financial perspective as the Superior Proposal, in which case the Company is required to reimburse Dash for its expenses incurred in connection with the Offer.

(ii) Employment Agreements. In connection with the Stock Purchase Agreement, Mr. Bogh and Mr. Gilson will execute the Employment Agreements, giving these individuals an employment relationship with the Company following the Offer and the transactions contemplated by the Offer. The Employment Agreements represent a potential conflict of interest for Messrs. Bogh and Gilson, who will receive certain benefits under the Employment Agreements not generally available to other Directors, affiliates or Security Holders. Dash and the Company believe that the Employment Agreements are necessary to provide certain experience to the Company following the Offer and the transactions contemplated thereby, including managerial and operational expertise essential to the Company's continued operation as a separate entity.

        Employment Agreement of Mr. Bogh. The Stock Purchase Agreement is contingent on Mr. Bogh's execution of an employment agreement in form and substance similar to Exhibit F that will provide for a continuation of certain of his duties as President of the Company. Dash has required that Mr. Bogh continue his employment with the Company for a period of not less than three (3) years to ensure continued quality management of the Company's operations and administration and to afford the Company Mr. Bogh's expertise during the transition of control. Mr. Bogh's employment agreement provides for annual compensation during the first year of $160,800, which represents a $13,800 (9.4%) increase in his compensation over 1998. Compensation increases during the second and third years by approximately $10,000 per year. Mr. Bogh also will continue to receive the use of a company-owned vehicle, health and life insurance benefits, and club dues. Mr. Bogh is entitled to participate in the Company's "Base Return Plan," which entitles Mr. Bogh to bonuses contingent on the Company's financial performance. Mr. Bogh's employment agreement terminates at the end of its three (3) year term, unless terminated for cause or renewed in accordance with its terms. After termination for any reason other than cause, Mr. Bogh is entitled to certain compensation under a non-competition agreement that commences upon termination. See Exhibit F.

        As a result of his employment agreement, Mr. Bogh may have a conflict of interest arising out of the Offer. The Offer was approved by all of the disinterested directors, as required under Oregon law.

        Employment Agreement of Mr. Gilson. The Stock Purchase Agreement is contingent on Mr. Gilson's execution of an employment agreement in form and substance similar to Exhibit G that will provide for a continuation of certain of his duties as Senior Vice President and Chief Operating Officer of the Company. Dash has required that Mr. Gilson continue his employment with the Company for a period of not less than four (4) years to ensure continued quality management of the Company's operations and administration and to afford the Company Mr. Gilson's expertise during the transition of control. Mr. Gilson's employment agreement provides for annual compensation during the first year of $114,000, which represents a $12,000 (10.5%) increase in his compensation over 1998. Compensation increases during the second, third and fourth years by $6,000 per year. Mr. Gilson also will continue to receive the use of a company-owned vehicle, health and life insurance benefits, and club dues. Mr. Gilson is entitled to participate in the Company's "Base Return Plan," which entitles Mr. Gilson to bonuses contingent on the Company's financial performance. Mr. Gilson's employment agreement terminates at the end of its four (4) year term, unless terminated earlier for cause or renewed in accordance with its terms

        Confidentiality and Non-Compete Agreement. (A) The Confidentiality and Non-Compete Agreement (the "Non-Compete") provides that for the maximum term allowed under law, Mr. Nelson shall hold in strictest confidence and, without the prior written authorization of the Chairman and Chief Executive Officer of the Company, shall not disclose to any person or entity, any confidential or proprietary information relating to the Company's or Dash's, or either of their subsidiaries (each, a "Protected Entity" and collectively, the "Protected Entities") business or trade secrets that is not a matter of public knowledge. Information protected under the Non-Compete includes, without limitation, information relating to (1) any designs, plans, computer hardware and software, data and know-how; (2) financial information of any kind; (3) customer lists and related information; (4) advertising and marketing information; (5) pending or completed acquisitions;
        (6) business practices or procedures, including personnel matters, notes and memoranda (and including notes and memoranda prepared by Mr. Nelson in his relationship with the Protected Entities); and
        (7) any other information designated by the Protected Entities as confidential or proprietary.

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
        (B) For a period of four years beginning April 8, 1999, Mr.
        Nelson also shall promptly and fully disclose to the Protected Entities in writing any works and property, including intellectual property and confidential, proprietary and trade secret information, inventions, discoveries and improvements that are conceived, made or developed by Mr. Nelson in any manner. Mr. Nelson also shall make and maintain written records of all such developments and to give prior notice to the Protected Entities in writing of any disclosure or performance of any such work or property. Mr. Nelson acknowledges that such works are "works made for hire" within the meaning of Sections 101 and 201 of the Copyright Act, and that such works belong to the Protected Entities in perpetuity.

        (C) For a period of five years beginning April 8, 1999, Mr.
        Nelson shall not directly or indirectly engage in any activity or business competitive with the Protected Entities, other than ownership of stock in a publicly traded company that does not exceed two percent (2%) of the outstanding stock of that company. Mr. Nelson also shall notify the Protected Entities of any attempt by any person or organization to involve him in a competing business, and shall not induce or assist others to induce an employee of the Protected Entities to terminate their employment for the purpose of competing. Mr. Nelson shall refrain from diverting or attempting to divert current, former or prospective customers, or inducing any such customer to modify or not renew their business relationship with the Company.

        (D) In exchange for Mr. Nelson's obligations under the Non-Compete, the Protected Entities have entered into a Letter of Agreement with Mr. Nelson under which the Company shall continue, for a maximum of four years beginning on April 8, 1999, to reimburse Mr. Nelson for the cost of COBRA medical insurance, and for the cost of a personal medical insurance plan (not to exceed $1,350 per month), for the continuation of four life insurance policies. Payments pursuant to the Letter of Agreement shall be subject to applicable federal, state and local withholding taxes.

(iii) Shareholder Agreements. The Shareholder Agreements provide that each of Messrs. Bogh, Nelson and Reimann will tender to Dash a specified portion of the Shares controlled by each of them, as follows: (A) Mr. Bogh, 481,040 Shares amounting to approximately 80% of the Shares controlled by him or, at the request of Dash in the event fewer than 1,567,417 Shares are tendered, up to 601,300 Shares, constituting all of the shares controlled by him; (B) Mr. Nelson, 407,000 Shares amounting to 100% of the Shares controlled by him; and (C) Mr. Reimann, 47,500 Shares amounting to 100% of the Shares controlled by him. The price to be paid by Dash would be equal to the Offering Price. In connection with the Shareholder Agreement, each individual must represent and warrant to Dash that he is the beneficial owner of the Shares being tendered; that he has the capacity to enter into the agreement; that the agreement is validly executed and delivered; that his execution of the Shareholder Agreement does not violate any

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
        other agreement that binds the individual; and that there are no liens or encumbrances against the Shares being tendered. Each of the shareholders who will deliver a Shareholder Agreement is required to notify Dash if the Company receives any Acquisition Proposal (as defined in the Stock Purchase Agreement) and, if so, of the status of such an Acquisition Proposal.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a)     Recommendation of the Company's Board.

        At a meeting duly called and held on April 8, 1999, the Board unanimously determined that the Stock Purchase Agreement and the transactions contemplated thereby, including the Offer, are fair to, and in the best interest of, the Security Holders and the Company. The Board then voted to approve the Stock Purchase Agreement and the Offer, the Employment Agreements, the Non-Competition Agreement and the Shareholder Agreements, and to recommend to the Security Holders the approval of those agreements and the transactions contemplated thereby.

        SUBJECT TO THE FOREGOING, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SECURITY HOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO DASH UNDER THE OFFER. See "Reasons for the Recommendation -- Background" under Item 4(b) for a discussion of the factors considered by the Board in making its recommendations.

        As set forth in the Offer, upon the terms and subject to the conditions of the Offer (including satisfaction of the Minimum Condition), Dash will accept for payment and will pay the Offer
        Price for all Shares validly tendered on or prior to the initial expiration date of the Offer and not properly withdrawn. Security Holders considering not tendering their Shares should note that Dash is not obligated to purchase any Shares, and can terminate the Offer, if the Minimum Condition is not satisfied or if any other condition to the Offer is not met. If more than 1,567,417 Shares are tendered, Dash will purchase a pro rata amount from each tendering shareholder.

(b)     Reasons for the Recommendation.

        Background. Dash became familiar with the Company over approximately the past two years as a result of an existing sales relationship. Dash supplies adhesive, a principal raw material used as a bonding agent for the Company's rubber products. In 1996, 1997 and 1998, Dash had sales to the Company of $0, approximately $120,000 and approximately $800,000, respectively. During the summer of 1998, an employee of the Company contacted the general manager of MarChem Pacific, Inc., a Dash subsidiary, who asked whether Dash would be interested in participating in a buyout of the Company. MarChem Pacific, Inc. reported the inquiry to Dash's executive management, who indicated an interest in discussing such a transaction with the Company's Board of Directors and principal stockholders. Subsequently, the Company informed Dash that the individual who had initiated the contact on behalf of the Company had not been authorized to do so.

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

        These communications, however, led to an introduction of Ron Bogh, the Company's Chief Executive Officer, and Marvin S. Wool, Dash's Chief Executive Officer.

        Initial contacts did not directly result in negotiations regarding a strategic alliance between the Company and Dash. However, Dash began to follow the Company's business as described in its periodic SEC filings and news releases and, after considering that information, Mr. Wool contacted Mr. Bogh in mid-November 1998 and suggested that they meet to discuss whether the parties had a mutual interest in a strategic transaction. On November 20, 1998, after entering into a confidentiality agreement, Mr. Wool and other members of Dash's senior management, including Michael Deering, Paul Simons and Greg Divis met in McMinnville, Oregon with Mr. Bogh, counsel for the Company, and an accountant from a local office of a large accounting firm. At that meeting, the parties discussed their respective businesses and Dash reviewed its historical approach to acquisitions. Mr. Wool also advised Mr. Bogh that Dash's preliminary valuation of the Common Stock for a transaction of this type was $2.00 to $2.25 per Share.

        At a regular meeting of the Board on November 23, 1998, Mr. Bogh reported on the preliminary discussions. At that point, the Board determined that it would not support a transaction at the suggested valuation range. The Board did not believe the price would be adequate under the circumstances because the two largest shareholders, Messrs. Bogh and Nelson, would not be willing to sell at that price. The Board advised Mr. Bogh and Mr. Nelson that the Board would entertain a revised offer only if it were acceptable to Messrs. Bogh and Nelson. Mr. Bogh communicated the Board's discussion to Mr. Wool by telephone the next day.

        Following the Board's decision, in a subsequent telephone conversation on December 1, 1998, Mr. Wool and Mr. Bogh discussed a proposal in which Dash would pay between $2.75 and $3.00 per share in a tender offer for 80% of the Shares, while purchasing all Shares owned by Security Holders owning 1,000 or fewer Shares. From time to time during the remainder of December 1998 and January 1999, Messrs. Wool and Bogh discussed various terms of a possible transaction, including arrangements for employment agreements with Messrs. Bogh, Nelson and Gilson.

        On February 7 and 8, 1999, at Mr. Wool's request, Mr. Bogh met in St. Louis with Mr. Wool and other Dash representatives and discussed a proposed purchase price of $3.00 per share and more detailed terms of possible employment agreements with the Company's executives which would be applicable if Dash effected the transaction, including the term, salary, bonus, equity participation and insurance and other benefits. Following that meeting, Mr. Bogh communicated with Mr. Wool and Michael Deering, Dash's Director of Human Resources, to resolve issues connected with the employment agreements. At this point, Mr. Bogh decided to present the revised proposal to the Board.

        At the regularly scheduled Board meeting on February 16, 1999, the directors considered Dash's revised proposal and price structure. The Board generally favored a transaction on

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

        that valuation, subject to agreement on specific details of the transaction, and authorized Mr. Bogh to communicate this fact to Dash. During a break in the meeting, Mr. Bogh and the Company's counsel telephoned Mr. Wool and advised him of the Board's reaction and suggested that if Dash wished to pursue a transaction he should submit a written proposal.

        On February 22, 1999, Dash submitted a written proposal to the Board for a tender offer to purchase seventy percent (70%) of the Shares at $3.00 per Share, with Dash designees to comprise a majority of the Company's Board of Directors following the closing. The proposal also included terms of employment agreements for Messrs. Bogh, Nelson and Gilson. Dash's proposal was conditioned on certain events, including a requirement that the Board would obtain an opinion from an qualified independent financial advisor that the transaction is fair to the Security Holders from a financial perspective, and a requirement that the Shares would continue to be listed on the Nasdaq SmallCap Market after closing.

        The next day, Mr. Bogh and the Company's counsel conveyed to Dash and its counsel the Company's comments on the proposal, based on the review of Mr. Bogh and the Company's counsel, and discussed Messrs. Bogh, Gilson and Nelson's comments on the proposed employment agreement terms. Negotiations over Dash's proposed employment terms for the Company's executives were conducted over the next several days in telephonic discussions among Mr. Wool, Mr. Bogh, Mr. Gilson, counsel to the Company and counsel to Dash. Following a resolution of those terms, Mr. Bogh telephoned Mr. Wool and indicated a willingness to proceed.

        On March 3, 1999, representatives of Dash, including its attorneys and accountants, met with the Board in McMinnville. At that meeting the parties reviewed Dash's proposed letter of intent and discussed certain changes to that proposal. A revised draft of Dash's letter of intent was circulated to the Board on March 9, 1999 to reflect the agreed changes and, after a telephonic meeting of the Board, at which the Board approved the revised letter of intent and authorized Mr. Bogh to execute it on behalf of the Company. Thereupon, Mr. Bogh executed the letter of intent on behalf of the Company. Representatives of Dash's management performed on-site due diligence at the Company's facilities on March 12, 13 and 14, 1999.

        A draft of the definitive Stock Purchase Agreement was submitted to the Company on March 10, 1999. The draft implemented the terms set forth in the letter of intent, as well as certain representations, warranties, covenants and closing conditions. In the draft, Dash also proposed that, if fewer than seventy percent (70%) of the outstanding Shares were tendered pursuant to the Offer, the Company would agree to issue to Dash, at a price of $2.00 per share, that number of Shares that would result in Dash owning seventy percent (70%) of the outstanding Shares. After considering that provision, the Board declined to proceed unless the price for all Shares to be purchased in the Offering was $3.00. Dash discussed, but did not offer, an alternative in the form of a cash merger offer in which Dash would purchase all of the Shares for $3.00 per Share. During subsequent negotiations, however, the parties agreed that if fewer than seventy percent (70%) of the Shares were tendered, Dash could elect (i) to terminate the Offer, or (ii) to cause the Company to issue to Dash, at a price of $3.00 per share, a number of additional Shares that would result in Dash owning seventy percent (70%) of the outstanding shares.

        At a special meeting of the Company's Board of Directors held on April 8, 1999, Pacific Crest rendered its opinion that the Stock Purchase Agreement was fair to the Security Holders from a financial perspective. After reviewing the form and terms of the Stock Purchase Agreement and the related agreements and transactions, the Board unanimously approved the Stock Purchase Agreement, the Offer, and transactions contemplated thereby. Promptly thereafter, the parties executed and delivered the Agreement. Thereupon, the Company issued a press release to announce the transaction publicly.

        Factors Considered by the Board. In approving the Offer and recommending that the Security Holders tender their Shares pursuant to the Offer, the Board considered a number of factors, including:

        (i) the financial condition, results of operations, business and prospects of the Company, including the competitive position of the Company, the need to expand operations and the attendant capital requirements, the values placed by the market on comparable companies, uncertainty, due in part to the Company's recent performance and fluctuations in its share price, and the prospects of the Company if it were to remain independent, and the technical, marketing and financial assistance available from Dash;

        (ii) the fact that the Stock Purchase Agreement provides for up to $3,000,000 of additional subordinated debt financing to fund growth of the Company's business following the Closing, and may afford the Company with opportunities to refinance its existing debt on more favorable terms that do not appear to be available to the Company from other sources;

        (iii) the relationship between the Offer Price and the current and historical market prices for the Shares, including the fact that the consideration to be received by the Security Holders who tender their Shares in response to the Offer represents a premium, based on closing prices for the Shares on March 9, April 1 and April 8, 1999 (approximately one month, one week and one day, respectively, prior to the public announcement by the Company that it was engaged in discussions relating to the Offer) of approximately 41.2%, 20.0% and 41.2%, respectively;

        (iv) the Board's belief that the process undertaken by the Company in obtaining proposals for acquisition of part or all of the Shares was comprehensive and that, after consulting with Pacific Crest Securities, the Company had received the best and final offer from interested parties. The Board took note of the fact that the Stock Purchase Agreement requires that the Company and its affiliates terminate discussions with other parties pertaining to Acquisition Transactions, and prohibits the Company from encouraging, soliciting, participating in or initiating discussions with any other entity relating to an Acquisition Proposal. The Board further noted, however, that the Stock Purchase Agreement permits the Company to consider Superior Proposals within the criteria described in Stock Purchase Agreement:
               Competing Proposals, above;

        (v) the Board's recognition that, under the terms of the Stock Purchase Agreement, Messrs. Bogh and Gilson would receive employment agreements with the Company and that Mr. Bogh would remain as a Director following the series of transactions contemplated by the Offer, and that Mr. Bogh thus had a potential conflict of interest in voting to approve and recommend those transactions;

        (vi) the structure of the transaction, including the belief of a majority of the Board that the Offer represents an attractive opportunity for the Security Holders promptly to receive fair value in cash for their investment in the Company;

        (vii) the terms and conditions of the Offer, the Stock Purchase Agreement and the remaining Purchase Documents;

        (viii) the fact that the Offer is not subject to a financing condition; and

        (ix) the written opinion of Pacific Crest Securities dated April 8, 1999 to the effect that as of that date, and based upon and subject to certain matters stated in the Fairness Opinion, the cash consideration to be received by the Security Holders in the Offer, taken together, was fair to those Security Holders from a financial point of view. The full text of the Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Pacific Crest, is attached hereto as Exhibit D and is incorporated by reference. Pacific Crest's opinion is directed only to the fairness of the Offer from a financial perspective, and does not constitute a recommendation as to whether any Security Holder should tender Shares pursuant to the Offer. SECURITY HOLDERS ARE URGED TO READ THE FAIRNESS OPINION IN ITS ENTIRETY.

The foregoing is not an exhaustive discussion of the background of the proposed transactions and the information and factors the Board considered in recommending that the Security Holders tender their Shares in the Offering. In view of the wide variety of factors the Board considered in connection with its evaluation of the Offer, the Board did not find it practicable to quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations. In addition, individual Directors may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

The Company has retained Pacific Crest as the Financial Advisor. Pursuant to the terms of Pacific Crest's engagement, the Company has agreed to pay Pacific Crest fifty thousand dollars ($50,000) for its services, to be paid as follows: (i) fifteen thousand dollars ($15,000) to be paid at execution of the engagement letter; (ii) fifteen thousand dollars ($15,000) to be paid upon delivery of the Fairness Opinion; and (iii) twenty thousand dollars ($20,000) to be paid at, and contingent upon, Closing. In the ordinary course of its business, Pacific Crest may purchase, hold or trade Shares for its own account and for the accounts of one or more of its customers and, accordingly, may at any time or from time to time hold a long or short position in such securities.

Neither the Company nor any person acting on its behalf intends to employ, retain or compensate any person to make solicitations or recommendations to the Security Holders or the Company in connection with the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

(a) Within the past sixty (60) days, the Company has not, and to the Company's knowledge no executive officer, director or affiliate of the Company has, engaged in any transactions involving the Shares, except that Mr. Nelson sold 4,000 shares on March 9, 1999 at a price of $2.00 per share in a transaction effected pursuant to Rule 144 promulgated uder the Securities Act of 1933 (the "Securities Act").

(b) Messrs. Bogh, Nelson and Reimann have agreed to tender, in the aggregate, 935,540 of their Shares in accordance with the terms of the Shareholder Agreements attached as Exhibits I, J, and K as described more fully in Item 3(iv). The Shareholder Agreements and the information contained therein represent the extent of the Company's knowledge regarding the acquisition or disposition of Shares by the Company's executive officers, directors and affiliates.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

(a) Except as described in this Schedule 14D-9, no negotiation is being taken or is underway by the Company in response to the Offer that relates to or would result in (1) any extraordinary transaction such as a merger or reorganization; (2) a purchase, sale or transfer of a material amount of assets by the Company or the Subsidiary; (3) any tender offer for, or other acquisition of, securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

(b) Except as described in Item 3(b) of this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle, or signed agreements in response to the Offer that relate to or would result in any one or more of the events described in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

(a) The information statement attached as Exhibit E is being furnished in connection with the possible designation by Dash of certain persons to serve on the Board following the transactions contemplated by the Stock Purchase Agreement and the Offer. If appointed, these individuals may be appointed other than at a meeting of the Security Holders.

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

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit   Item

A Form of Offer to Purchase dated April 14, 1999 (filed as Exhibit (a)(1) to the Schedule 14D-1 of Dash Multi-Corp., Inc. on April 14, 1999 and incorporated herein by reference).

B         Letter of Transmittal dated April 14, 1999 (filed as Exhibit
          (a)(2) to the Schedule 14D-1 of Dash Multi-Corp., Inc. on April 14, 1999 and incorporated herein by reference).

C         Stock Purchase Agreement dated April 8, 1999 between the
          Company and Dash.

D         Opinion of Pacific Crest Securities, Inc., dated April 8,
          1999.

E Information Statement of the Company dated April 14, 1999, issued pursuant to Section 14(f) of the Securities Act and Rule 14f-1 promulgated thereunder.

F Form of Employment Agreement between the Company and Mr. Bogh dated April __, 1999.

G Form of Employment Agreement between the Company and Mr. Gilson dated April __, 1999.

H Non-Competition Agreement between the Company and Mr. Nelson dated April 8, 1999.

I         Shareholder Agreement between Dash and Mr. Bogh dated April
          8, 1999.

J         Shareholder Agreement between Dash and Mr. Nelson dated
          April 8, 1999.

K         Shareholder Agreement between Dash and Mr. Reimann dated
          April 8, 1999.

L Joint Press Release by Dash and the Company dated April 9, 1999 (filed as Exhibit 1.1 to the Form 8-K of the Company on April 14, 1999 and incorporated herein by reference).

M         Form of Summary Advertisement placed in the Portland
          Oregonian, April 14, 1999 (filed as Exhibit (a)(7) to the
          Schedule 14D-1 of Dash Multi-Corp., Inc. on April 14, 1999 and incorporated herein by reference).



                    [SIGNATURE PAGE FOLLOWS]

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

                             SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                 R-B RUBBER PRODUCTS, INC.



                                 /s/ Ronald L. Bogh
                                 -------------------------------------
                                 Ronald L. Bogh
                                 President, Chief Executive Officer
                                 and Chairman of the Board



Dated:  April 13, 1999

                         EXHIBIT C

                  STOCK PURCHASE AGREEMENT



                         (ATTACHED)

                      STOCK PURCHASE AGREEMENT


        THIS STOCK PURCHASE AGREEMENT (this "Agreement") is entered into as of April 8, 1999, between Dash Multi-Corp, Inc., a Missouri corporation ("Purchaser"), and R-B Rubber Products, Inc., an Oregon corporation (the "Company").

                              RECITALS

        WHEREAS, the respective Boards of Directors of Purchaser and the Company have approved the acquisition of majority ownership of the Company by Purchaser on the terms and conditions set forth herein;

        WHEREAS, it is intended that such acquisition be accomplished by Purchaser's effecting a cash tender offer (the "Offer") to purchase 70% of the issued and outstanding shares of common stock, no par value, of the Company (the "Shares"); and

        WHEREAS, the Company and Purchaser desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

                             ARTICLE I

                          THE TENDER OFFER

        1.1 Tender Offer. (a) Provided that this Agreement shall not have been terminated in accordance with Article VII hereof and none of the events set forth in Annex A hereto shall have occurred or be existing, as promptly as practicable (but in no event later than five business days following the public announcement of the execution hereof), Purchaser shall commence a tender offer (within the meaning of Rule 14d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (the "Offer") for the Shares at a price of $3.00 per Share, net to the seller in cash (as such Offer may be amended in accordance with the terms of this Agreement) (the "Offer Price"), subject to the terms and conditions set forth in Annex A hereto (the "Offer Conditions"). The initial expiration date of the Offer shall be the date 20 business days from and including the date (the "Commencement Date") the Offer Documents (as hereinafter defined) are first filed with the Securities and Exchange Commission (the "SEC"). Purchaser expressly reserves the right, in its sole discretion, to waive any condition and to set forth or change any other term and condition of the Offer, provided that, unless previously approved by the Company in writing, no provision may be set forth or changed which decreases the price per Share payable in the Offer, changes the form of consideration payable in the Offer (other than by adding consideration), or imposes conditions to the Offer in addition to those set forth herein that are materially adverse to holders of the Shares. Purchaser covenants and agrees that, subject to the terms and conditions of the Offer, including but not limited to the Offer Conditions, it will accept for payment and pay for Shares as soon as it is permitted to do so under applicable law, provided that Purchaser shall have the right, in its sole discretion, to extend the Offer from time to time notwithstanding the prior satisfaction of the Offer Conditions. Notwithstanding the foregoing, Purchaser shall extend the Offer at any time up to June 15, 1999 for one or more periods of not more than 10 business days, or, if longer, for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the staff thereof applicable to the Offer, if at the initial expiration date of the Offer, or any extension thereof, any condition to the Offer (other than the Minimum Condition) is not satisfied or waived. In addition, the Offer Price may be increased and the Offer may be extended to the extent required by law in connection with such increase in each case without the consent of the Company. It is agreed that the terms and conditions set forth in the Offer, including but not limited to the Offer Conditions, are for the benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition.

        (b) The Company hereby approves of and consents to the Offer and represents and warrants that: (i) its Board of Directors, at a meeting duly called and held on April 8, 1999, has unanimously (A) determined that this Agreement and the transactions contemplated hereby, including the Offer, are fair to and in the best interests of the holders of Shares, (B) approved this Agreement and the transactions contemplated hereby, including the Offer, and (C) resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares to Purchaser thereunder and approve this Agreement and the transactions contemplated hereby; and (ii) Pacific Crest Securities (the "Financial Advisor") has delivered to the Board of Directors of the Company its opinion that the consideration to be received by holders of Shares, other than Purchaser, pursuant to the Offer is fair to such holders and the Company from a financial point of view. The Company has been authorized by the Financial Advisor to permit, subject to prior review and consent by such Financial Advisor (such consent not to be unreasonably withheld), the inclusion of such fairness opinion (or a reference thereto) in a Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") to be filed with the SEC upon commencement of the Offer. The Company hereby consents to the inclusion in the Offer Documents (as defined in Section 1.1(c)) of the recommendations of the Board of Directors of the Company described herein.

        (c) As soon as reasonably practicable on the date the Offer is commenced, Purchaser shall file with the SEC a Tender Offer Statement on
Schedule 14D-1 with respect to the Offer (together with all amendments and supplements thereto and including the exhibits thereto, the "Schedule 14D-1"). The Schedule 14D-1 will include, as exhibits, the Offer to Purchase and a form of letter of transmittal and summary advertisement (collectively, together with any amendments and supplements thereto, the "Offer Documents"). The Offer Documents will comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company's stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation is made by Purchaser with respect to information supplied by the Company for inclusion in the Offer Documents. Purchaser further agrees to use commercially reasonable efforts to cause the Offer Documents to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Purchaser, on the one hand, and the Company, on the other hand, agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false and misleading in any material respect and Purchaser further agrees to use commercially reasonable efforts to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given the opportunity to review the initial Schedule 14D-1 before it is filed with the SEC. In addition, Purchaser agrees to provide the Company and its counsel copies of any written comments or other communications that Purchaser or its counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments or other communications.

        (d) Concurrently with the commencement of the Offer, the Company shall file with the SEC a Solicitation/Recommendation Statement on
Schedule 14D-9 (together with all amendments and supplements thereto and including the exhibits thereto, the "Schedule 14D-9") which shall contain the recommendation referred to in clause (i)(C) of Section
1.1(b) hereof; provided, however, that in the event of a Superior Proposal (as defined in Section 5.2) prior to such filing, the Company shall not be required to make such filing with such recommendations if a majority of the Company's Board of Directors determines in good faith, after receiving written advice from its Financial Advisor and outside counsel, that making such filing would constitute a breach of the fiduciary duties of the Company's Board of Directors under applicable law. The Schedule 14D-9 will comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company's stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation is made by the Company with respect to information supplied by Purchaser in writing for inclusion in the Schedule 14D-9. The Company further agrees to use commercially reasonable efforts to cause the Schedule 14D-9 to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws.
The Company, on the one hand, and Purchaser, on the other hand, agrees promptly to correct any information provided by it for use in the
Schedule 14D-9 if and to the extent that it shall have become false and misleading in any material respect and the Company further agrees to use commercially reasonable efforts to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of the Shares, in each case as and to the extent required by applicable federal securities laws. Purchaser and its counsel shall be given the opportunity to review the initial Schedule 14D-9 before it is filed with the SEC. In addition, the Company agrees to provide Purchaser and its counsel copies of any written comments or other communications that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments or other communications.

        (e) In connection with the Offer, the Company will promptly furnish or cause to be furnished to Purchaser mailing labels, security position listings and any available listing or computer file containing the names and addresses of the record holders of the Shares as of the most recent practicable date, and shall furnish Purchaser with such information and assistance as Purchaser or its agents may reasonably request in communicating the Offer to the stockholders of the Company. Except for such steps as are necessary to disseminate the Offer Documents, Purchaser shall hold in confidence the information contained in any of such labels and lists and the additional information referred to in the preceding sentence, will use such information only in connection with the Offer, and, if this Agreement is terminated, will upon request of the Company, deliver or cause to be delivered to the Company all copies of such information then in its possession or the possession of its agents or representatives.

        (f) If immediately prior to the expiration of the Offer, as extended pursuant to Section 1.1(a) above, less than 70% of the outstanding Shares have been tendered pursuant to the Offer, at Purchaser's sole option, the Company shall, concurrently with such expiration, issue to Purchaser at a purchase price equal to the greater of $3.00 or the most recent price offered by Purchaser per Share in cash an amount of Shares designated by Purchaser in its sole discretion up to a maximum of that number of Shares necessary to make the aggregate number of Shares purchased by Purchaser pursuant to the Offer plus the number of Shares issued pursuant to this Section 1.1(f) equal to 70% of the outstanding Shares, after taking into account such newly issued Shares.

                             ARTICLE II

                       CLOSING; CLOSING DATE

        The closing of the purchase of Shares pursuant to the Offer (the "Closing") shall take place at the offices of Thompson Coburn, One Mercantile Center, St. Louis, Missouri 63101 at 10:00 a.m. (i) on the first business day on which the last to be fulfilled or waived of the conditions set forth in Article VI hereof shall be fulfilled or waived in accordance with this Agreement or (ii) on such other date as the Company and Purchaser may agree (the "Closing Date").

                            ARTICLE III

                             DIRECTORS
                           OF THE COMPANY

        At the Closing and subject to compliance with applicable law, the Company will use its best efforts to cause the Company's Board of Directors to consist of Ronald L. Bogh, Paul M. Gilson and, at Purchaser's option, up to four additional persons designated by Purchaser, two of whom shall be Marvin S. Wool and Gregory J. Divis. In furtherance thereof, the Company will increase the size of the Board of Directors of the Company, or use its reasonable efforts to secure the resignation of directors, or both, as is necessary to permit Purchaser's designees to be elected to the Board of Directors of the Company. At such time, the Company, if so requested, will use its reasonable efforts to cause persons designated by Purchaser to constitute the same proportionate representation of each committee of the Board of Directors of the Company, each board of directors of each subsidiary of the Company and each committee of each such board (in each case to the extent of the Company's ability to elect such

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

persons). The Company's obligations to appoint designees to the Board of Directors of the Company shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions required pursuant to such Section and Rule in order to fulfill its obligations under this Article III and shall include in the Schedule 14D-9, or in a separate Rule 14f-1 information statement provided to stockholders, such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 to fulfill its obligations under this Article III. Purchaser will supply to the Company and will be solely responsible for any information with respect to Purchaser and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

                             ARTICLE IV

                   REPRESENTATIONS AND WARRANTIES

        4.1 Representations and Warranties of the Company. Subject to the information set forth in Schedule IV (the "Disclosure Schedule") and/or the Company Reports (as defined below in Section 4.1(f)), the Company hereby represents and warrants to Purchaser that:

        (a) Corporate Organization and Qualification. Each of the Company and the Subsidiary (as hereinafter defined) is a corporation duly organized and validly existing under the laws of its respective jurisdiction of incorporation and is in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, except for such failure to so qualify or be in such good standing, which, when taken together with all other such failures, is not reasonably likely to have a material adverse effect on the financial condition, properties, business or results of operations of the Company and its subsidiaries taken as a whole. Each of the Company and the Subsidiary has the requisite corporate power and authority to carry on its respective businesses as they are now being conducted. The Company has made available to Purchaser a complete and correct copy of the Company's Articles of Incorporation (the "Company Articles") and the Company's By-Laws (the "Company By-Laws"), each as amended to date. The Company Articles and Company By-Laws so delivered are in full force and effect. Except for RB Recycling, Inc., an Oregon corporation (the "Subsidiary"), the Company has no subsidiaries (as defined in Rule 1.02(v) of Regulation S-X promulgated pursuant to the Exchange Act) and owns no equity security of, investment in or loan or advance to any business enterprise or person or any agreement or commitment for such (other than trade terms extended to customers in the ordinary course of business or employee salary or business expense advances made in the ordinary course of business). Neither the Company nor the Subsidiary is subject to any arrangement that could be treated as a partnership for federal income tax purposes.

        (b) Authorized Capital. The authorized capital stock of the Company consists of 20,000,000 Shares, of which 2,239,167 Shares were outstanding on April 8, 1999. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. The Company has no shares reserved for issuance, except that, as of April 8, 1999, there were an aggregate of 162,500 shares reserved for issuance under outstanding stock options pursuant to the 1995 Stock Option Plan (the "Stock Plan"), and an aggregate of 95,000 shares reserved for issuance pursuant to a warrant issued to Paulson Investment Company, Inc. The Disclosure Schedule contains a true and complete list of each holder of an option granted under the Stock Plan, the date of grant of such option, the number of shares subject to the option, the exercise price of a share subject to such option, the vesting schedule applicable to such option and the expiration date of such option. Each of the outstanding shares of capital stock of the Subsidiary is duly authorized, validly issued, fully paid and nonassessable and owned, either directly or indirectly, by the Company free and clear of all liens, pledges, security interests, claims or other encumbrances.
Except as set forth above, there are no shares of capital stock of the Company authorized, issued or outstanding and, except as set forth above, there are no pre-emptive rights nor any outstanding subscriptions, options, warrants, rights, convertible securities or other agreements or commitments of any character relating to the issued or unissued capital stock or other securities of the Company or the Subsidiary. Immediately prior to the Closing, the Company will have no obligation to issue, transfer or sell any Shares or common stock of the Company pursuant to any Benefit Plan (as defined in Section 5.1(d)).

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

        (c) Corporate Records. The corporate record books (including the stock records) of the Company have been made available to Purchaser and are complete, accurate and up to date in all material respects with all necessary signatures and set forth all meetings and actions taken by the shareholders and directors of the Company as required by law or the Company By-Laws and all transactions involving the Shares.

        (d) Authorization. The Company has the requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement is a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, assuming the due authorization, execution and delivery hereof by Purchaser.

        (e) Absence of Violations or Conflicts. (i) Other than as required under the Exchange Act (the "Regulatory Filings"), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any governmental or regulatory authority, agency, commission, court or other entity, domestic or foreign ("Governmental Entity"), in connection with the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, the failure to make or obtain any or all of which is reasonably likely to have a material adverse effect on the financial condition, properties, business or results of operations of the Company and the Subsidiary taken as a whole, or could prevent or materially delay the transactions contemplated by this Agreement.

        (ii) The execution and delivery of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated by this Agreement will not, constitute or result in (i) a breach or violation of, or a default under, the Company Articles or Company By-Laws or the comparable governing instruments of the Subsidiary or (ii) a breach or violation of, a default under, the acceleration of or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time) pursuant to, any provision of any law, ordinance, rule or regulation or judgment, decree, order, award or governmental or non-governmental permit or license to which the Company or the Subsidiary are subject, except, in the case of clause (ii) above, for such breaches, violations, defaults or accelerations or changes that, alone or in the aggregate, could not prevent or materially delay the transactions contemplated by this Agreement.

        (f) Company Reports; Financial Statements. The Company has delivered to Purchaser each registration statement, schedule, report, proxy statement or information statement required to be filed or otherwise filed with the SEC (the "Company Reports") prepared by it since December 31, 1998 (the "Audit Date"), including, without limitation, (i) the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998 (the "1998 10-K") and (ii) the Company's Form 8-K dated January 29, 1999, each in the form (including exhibits and any amendments thereto) filed with the SEC. As of their respective dates, the Company Reports complied in all material respects with the applicable requirements under the Exchange Act and did not, and any Company Reports filed with the SEC subsequent to the date hereof and prior to the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the consolidated balance sheets and statements of financial position included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents the consolidated financial position of the Company and its subsidiaries as of its date and each of the consolidated statements of earnings, stockholders' equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents the results of operations, stockholders' equity and cash flows, as the case may be, of the Company and its subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments which will not be material in amount or effect), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. Other than the Company Reports specifically recited above, the Company has not filed any other definitive reports or statements with the SEC since the Audit Date. The Company's audited consolidated financial statements for the fiscal year ended December 31, 1998 appearing in the 1998 10-K are hereinafter referred to as the "1998 Financial Statements," and the consolidated balance sheet of the Company as of December 31, 1998 included in the 1998 Financial Statements is hereinafter referred to as the "Company Balance Sheet."

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

        (g) Absence of Certain Changes. Except as disclosed in the Company Reports filed with the SEC prior to the date hereof or otherwise disclosed in the Disclosure Schedule or as to which Purchaser has consented in writing, since the Audit Date, the Company and the Subsidiary have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been:

                       (i) any material adverse change in the financial
             condition, properties, business or results of operations of the Company and the Subsidiary taken as a whole or any development or combination of developments of which management of the Company has knowledge that is reasonably likely to result in any such change;

                       (ii) any change by the Company in accounting
             principles, practices or methods;

                       (iii) any damage, destruction or casualty loss
             to the assets of the Company or the Subsidiary or other equipment used by the Company or the Subsidiary in performing its obligations under its Contracts or Leases (as defined below) (whether or not owned by the Company or the Subsidiary or covered by insurance);

                       (iv) any increase in the compensation payable
             by the Company or the Subsidiary to any director, officer, employee or agent of the Company or the Subsidiary (other than routine increases made in the ordinary course of business consistent with past practice) or any bonus, incentive compensation, service award or other like benefit, granted, made or accrued, contingently or otherwise, to or to the credit of any of such director, officer, employee or agent or any employee welfare, pension, retirement or similar payment or arrangement made or agreed to by the Company or the Subsidiary with respect to any such director, officer, employee or agent;

                       (v) any sale, assignment or transfer
             (including without limitation any collateral assignment or the granting or permitting of any lien, encumbrance or other claim) of any asset, property or right of the Company or the Subsidiary other than the sale of inventory in the ordinary course of business;

                       (vi) any amendment, modification, waiver or
             cancellation of any debt owed to, or claim of, the Company or the Subsidiary, or settlement by the Company or the Subsidiary of any dispute involving any payment or other obligation due to or owed by the Company or the Subsidiary, in an amount greater than $5,000, to be made or performed after the Closing Date;

                       (vii) any borrowing of money by the Company or
             the Subsidiary, or the incurrence of any obligation or liability (whether absolute or contingent), in an amount greater than $5,000, other than current liabilities incurred in the ordinary course of the Company's and the Subsidiary's business;

                       (viii) any payment by the Company or the
             Subsidiary of any obligation or liability (whether absolute or contingent) in an amount greater than $5,000, other than current liabilities incurred in the ordinary course of business;

                       (ix) any capital expenditure or commitment to
             make a capital expenditure by the Company or the Subsidiary (exclusive of expenditures for repair or maintenance of equipment in the ordinary course of business) in an amount greater than $5,000;

                       (x) any incurrence of any extraordinary loss
             or knowing waiver of any rights of substantial value by the Company or the Subsidiary in connection with an aspect of its business in an amount greater than $5,000, whether or not in the ordinary course of business;

                       (xi) any cancellation, termination or amendment
             by the Company or the Subsidiary of any Contract, Lease or Intellectual Property License to which the Company or the Subsidiary is a party or by which the Company or the Subsidiary is bound that would change the amount owed to or by the Company or the Subsidiary by more than $5,000;

                       (xii) any merger or consolidation of the Company
             or the Subsidiary into or with any other corporation or enterprise, or any corporate action by the Company or the Subsidiary toward or effecting such a merger or consolidation or a complete or partial liquidation or dissolution of the Company or the Subsidiary or any material portion of its assets;

                       (xiii) any failure on the part of the
             Company or the Subsidiary to operate its business in the ordinary course so as to preserve its business organization reasonably intact, including the services of its present officers and the goodwill of its suppliers, customers and others having business relations with the Company or the Subsidiary;

                       (xiv) any redemption or repurchase, directly or
             indirectly, of any Shares or other equity securities of the Company or the Subsidiary, or, any setting aside or payment of dividends or other distributions (whether in cash or in kind), with respect to the Shares or other equity securities of the Company or the Subsidiary; or

                       (xv) any agreement by or commitment of the
             Company or the Subsidiary to do or permit (through any authorized representative or agent of the Company or the Subsidiary) any of the foregoing.

        (h)  Taxes.

             (i)  Definitions. For purposes of this Agreement:

                       (A) the term "Code" shall mean the Internal
             Revenue Code of 1986, as amended. All citations to the Code or to the regulations promulgated thereunder shall include any amendments or any substitute or successor provisions thereto;

                       (B)  the term "Returns" shall mean,
             collectively, (1) all reports, declarations, estimates, returns, information statements, and similar documents relating to, or required to be filed in respect of, any Taxes; and (2) any statements, returns, reports, or similar documents required to be filed pursuant to Part III of Subchapter A of Chapter 61 of the Code or pursuant to any similar income, excise, or other tax provision of federal, territorial, state, local, or foreign law; and the term "Return" means any one of the foregoing Returns;

                       (C)  the term "Tax Asset" shall mean any net
             operating loss, net capital loss, investment Tax credit, foreign Tax credit, charitable deduction or any other credit or Tax attribute (determined without regard to the Tax period in which such loss, credit or other attribute arose) which could reduce Taxes; and

                       (D)  the term "Taxes" shall mean (1) all
             income, net income, gross income, gross receipts, sales, use, ad valorem, franchise, profits, license, lease, service, service use, withholding, employment, payroll, excise, severance, transfer, documentary, mortgage, registration, stamp, occupation, environmental, premium, property, windfall profits, customs, duties, and other taxes, fees, assessments or charges of any kind whatever, together with any interest, penalties and other additions with respect thereto, imposed by any federal, territorial, state, local or foreign government; and (2) any penalties, interest, or other additions to tax for the failure to collect, withhold, or pay over any of the foregoing, or to accurately file any Return; and the term "Tax" shall mean any one of the foregoing Taxes. When used with reference to specified persons (for example and without limitation, "Taxes of the Company"), the terms "Taxes" and "Tax" shall include only amounts of, or in respect of, Taxes for which such person is, or could become, liable in whole or part (including, without limitation, any obligation in connection with a duty to collect, withhold, or pay over any Tax, any obligation to contribute to the payment of any Taxes determined on a consolidated, combined, or unitary basis, any liability as a transferee, or any liability as a result of any express or implied obligation to indemnify or pay the Tax obligations of another person).

             (ii) Returns Filed and Taxes Paid. (A) the Company has duly filed or caused to be filed, on or before the due date thereof (as appropriately extended) with the appropriate taxing authorities, all Returns that it is required to file (other than those sales and use Tax Returns the failure of which to file would not have a material adverse effect on the Company); (B) each such Return (including any amendment thereto) is true, correct, and complete; (C) all Taxes of the Company due with respect to, or shown to be due on, each such Return (or amendment) have been timely paid; (D) to the best of the Company's knowledge, there is no valid basis for the assessment of any deficiency with regard to any such Return; and (E) there are no extensions of time to file which are pending. There are no liens, attachments, or similar encumbrances on any of the assets of the Company with respect to any Taxes, other than liens for Taxes that are not yet due and payable.

             (iii) Miscellaneous. The Company has collected or withheld all Taxes that it is required to collect or withhold, and the Company is not a party to or bound by any tax indemnity, tax sharing or tax allocation agreement, or any other contractual obligation to pay the Tax obligations of another person or to pay Tax obligations relating to transactions of another person. None of the Company's assets (A) is property which is required to be treated as being owned by any other person pursuant to the so-called "safe harbor lease" provisions of former section 168(f)(8) of the Code; (B) directly or indirectly secures any debt the interest on which is tax exempt under section 103(a) of the Code; (C) is "tax-exempt use property" within the meaning of section 168(h) of the Code, or (D) is stock of a domestic or foreign corporation (including any entity that properly may be treated as a corporation for Federal income tax purposes) meeting the requirements of Code section 1504(a)(2). The transactions contemplated by this Agreement are not subject to the tax withholding provisions of Code section 3406, or of subchapter A of Chapter 3 of the Code, or of any other comparable provision of law.

             (iv) Audit History and Other Proceedings. (A) there are no pending or, to the best of the Company's knowledge, threatened audits, investigations, claims, suits or other proceedings for or relating to any liability in respect of Taxes of the Company; (B) since December 31, 1993, no deficiencies for Taxes of the Company have been claimed, proposed or assessed by any taxing or other Governmental Entity;
(C) there are no matters under discussion by the Company with any Governmental Entity with respect to Taxes that could result in any additional amount of Taxes of the Company; (D) no extension of a statute of limitations (whether arising by reason of a waiver, claim for refund, or otherwise) relating to Taxes of the Company is in effect; and
(E) there are no requests for rulings or determinations in respect of Taxes of the Company pending with any governmental authority. Since December 31, 1993, there have been no audits of any of the Company's Federal, state or local Returns.

        (i) Real and Personal Property. For purposes of this Agreement, "Property" or "Properties" means those real and personal properties owned or used by the Company, the Subsidiary or any partnership, joint venture or similar entity in which the Company has an ownership interest. The Disclosure Schedule lists all of the real property to which the Company or the Subsidiary holds legal or equitable title (whether or not of record). (A) each of the Company and the Subsidiary has good and marketable title to all of the Properties owned by it; and
(B) none of the Properties is subject to any lien, claim or other encumbrance whatsoever, except (1) liens for Taxes not yet due and payable, (2) liens shown and described in the Company Balance Sheet, and
(3) liens imposed by law and incurred in the ordinary course of business for obligations not yet due and payable to landlords, carriers,

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

warehousemen, laborers, materialmen and the like (collectively, the "Permitted Liens"). No part of the Properties is "tax-exempt use property" under Section 168(h) of the Code.

        (j) Leases; Subleases. For purposes of this Agreement, "Lease" means any written or oral lease, sublease or rental agreement (and any related contract and agreement), and all amendments, modifications and supplements thereof and waivers and consents thereunder pursuant to which the Company or the Subsidiary leases, subleases or rents any real or personal property, either as lessor, lessee, landlord or tenant. The Disclosure Schedule lists all Leases, except those which (A) can be canceled by the Company or the Subsidiary upon 30 or fewer days' notice without penalty or the acceleration of rentals, (B) do not grant an option to purchase the leased property, and (C) involve an annual rental of $5,000 or less. The Disclosure Schedule describes all oral Leases required to be disclosed therein, and true and complete copies of all written Leases required to be disclosed have been heretofore delivered
to Purchaser.   With respect to each of the Leases:  (1) neither the
Company nor the Subsidiary nor, to the best of the Company's knowledge, any other party is in default in connection with such Lease; (2) no act or event has occurred which, with notice or lapse of time or both, would constitute a default under such Lease with respect to the Company or the Subsidiary or, to the best of the Company's knowledge, any other party;
(3) there is no basis for any claim of default under such Lease with respect to the Company or the Subsidiary or, to the best of the Company's knowledge, any other party; (4) neither the Company nor the Subsidiary has given or received any notice of cancellation or termination in connection with such Lease; (5) such Lease is the valid and binding agreement of the Company or the Subsidiary, and, to the best of the Company's knowledge, the other party thereto, which is in full force and effect and is enforceable in accordance with its terms, except, with respect to such other party, to the extent that such enforceability may be limited by, or subject to: (A) the effect of any applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting the enforcement of creditors' rights generally; (B) the availability of the remedies of specific performance or injunctive relief, which may be subject to the discretion of the court before which any proceeding for such remedies may be brought; and (C) the exercise by any court of equitable judicial discretion before which any proceeding may be brought; (6) such Lease will not be affected by, or require the consent of or payment to any other party to avoid an event of default, an event of termination or other adverse effect with respect to such by reason of the transactions contemplated by this Agreement; and (7) such Lease is a "true" lease for federal income tax purposes.

        (k) Adequacy; Condition. (i) The Properties and the properties subject to a Lease are fit for use in the business of the Company and the Subsidiary as presently conducted in all material respects; (ii) the Properties and all of the properties subject to a Lease are each in good repair and operating condition, normal wear and tear excepted, and structurally and mechanically sound, as applicable; (iii) the Company and the Subsidiary are in compliance with all applicable building, zoning, land use or other similar statutes, laws, ordinances, regulations, permits, health and safety codes or other requirements in respect of any of the Properties or any of the properties subject to a Lease (and the Company's and the Subsidiary's current use of such properties does not constitute a nonconforming use), except where the failure to comply would not have a material adverse effect on the Company and the Subsidiary taken as a whole, and neither the Company nor the Subsidiary has received any notice alleging such a violation;
(iv) to the best of the Company's knowledge, none of the properties subject to a Lease has ever been used as a landfill or otherwise been used for the disposal of any waste, trash, garbage, industrial by-product or chemical or the storage or treatment of hazardous substance of any nature; and (v) to the best of the Company's knowledge, there are no outstanding requirements or recommendations by fire underwriters or rating boards, any insurance companies or holders of mortgages or other security interests requiring or recommending any repairs or work to be done with reference to any of the properties subject to a Lease.

        (l) All Necessary Properties. The Properties and the Leases (together with the intangible properties disclosed, or not required to be disclosed, pursuant to Sections 4.1(n), 4.1(p) and 4.1(q) of this Agreement) constitute all of the properties which the Company and the Subsidiary use in connection with the operation of their respective businesses as presently conducted and the consummation of the transactions contemplated by this Agreement (provided that all required consents relating to the Properties and the Leases have been obtained) will not materially alter the rights or impair the ability of the Company or the Subsidiary to use such properties in the conduct of its business as it is now being conducted.

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
        (m)  Accounts Receivable; Inventory; Customers; Suppliers.
(i) The accounts receivable of the Company and the Subsidiary as reflected on the Company Balance Sheet or the books of the Company:
(A) are valid, existing and, to the extent uncollected, will be collected in full within 90 days after the day on which it first becomes due and payable without resort to legal proceedings or the use of collection agencies, except to the extent of the allowance for doubtful accounts contained in the Company Balance Sheet; (B) represents monies due for services rendered; and (C) are subject to no material refunds or other material adjustments or to any defenses, rights of set-off, assignments, restrictions, security interests, encumbrances or conditions enforceable by third parties on or affecting any thereof.

             (ii) Except as set forth in the 1998 Financial Statements, all of the Company's and the Subsidiary's inventory (including raw materials and work in process) is usable in the ordinary course of its business and is free from material defects, and all finished goods are salable in the ordinary course of its business.

             (iii) A complete and accurate list of the ten largest customers (by dollar volume) of the Company and the Subsidiary, taken as a whole, during the twelve months ended December 31, 1998 is set forth in the Disclosure Letter.

             (iv) A complete and accurate list of the ten largest suppliers (by dollar volume) of the Company and the Subsidiary, taken as a whole, during the twelve months ended December 31, 1998 is set forth in the Disclosure Letter.

        (n) Intellectual Property; Patents; Trademarks, Trade Names. All patents, trademarks, service marks, trade names or copyrights owned by or used or proposed to be used by the Company or the Subsidiary and all applications or registrations therefor ("Intellectual Property") and all contracts, agreements, commitments, arrangements, undertakings and understandings relating to the use or license of technology, know-how or processes by the Company or the Subsidiary (the "Intellectual Property Licenses") are listed in the Disclosure Schedule. (i) The Company or the Subsidiary owns, or has the sole and exclusive right to use, all Intellectual Property, whether under Intellectual Property Licenses or otherwise, used in or necessary for the ordinary conduct of its business; (ii) the consummation of the transactions contemplated by this Agreement will not alter or impair any such rights; and (iii) no Intellectual Property owned, licensed or used by the Company or the Subsidiary, or Intellectual Property License of the Company or the Subsidiary is the subject of a lawsuit or any other proceeding, nor has any party challenged or, to the best of the Company's knowledge, threatened to challenge the Company's or the Subsidiary's respective right to use such Intellectual Property or Intellectual Property License or application for any of the foregoing; and, to the best of the Company's knowledge, there is no basis for any such challenge.

        (o) Indebtedness. The Disclosure Schedule sets forth (i) a complete and accurate list or description of all instruments or other documents ("Debt Instruments") relating to any direct or indirect indebtedness for borrowed money of the Company or the Subsidiary, as well as indebtedness by way of capital leases, lease-purchase arrangements, guarantees, undertakings on which others rely in extending credit and all conditional sales contracts, chattel mortgages and other security arrangements with respect to personal property used or owned by the Company or the Subsidiary and (ii) a list of all loans of money to the respective officers, employees or shareholders of the Company or the Subsidiary (specifically excluding travel and similar advances in the ordinary course of business).

        (p) Other Contracts. The Disclosure Schedule lists each contract, agreement, commitment, arrangement, undertaking or understanding of the type listed below (except where the same does not call for the payment or receipt by the Company or the Subsidiary of cash or other property or services having a value in excess of $5,000) to which the Company or the Subsidiary is a party or bound or to which the Company or the Subsidiary or any of their respective properties are subject, whether written or oral ("Contract," but such list and the term "Contract" shall not include Leases, Intellectual Property Licenses, Debt Instruments, Insurance Policies and employee-related matters disclosed elsewhere in this Agreement):

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
                       (i) for the purchase or rental of materials, inventory and supplies by the Company or the Subsidiary entered into in the ordinary course of business which are not reasonably expected to be fully performed within 45 days of their respective dates;

                       (ii) for the purchase of services by the
             Company or the Subsidiary entered into in the ordinary course of business which are not reasonably expected to be fully performed within 45 days of their respective dates;

                       (iii) that were entered into in the ordinary
             course of business and which are not reasonably expected to be fully performed within 45 days of their respective dates;

                       (iv) for matters not in the ordinary course of
             the Company's or the Subsidiary's business;

                       (v) making the Company or the Subsidiary
             liable, by guaranty, suretyship agreement, indemnification agreement, contribution agreement or otherwise, upon or with respect to, or obligating the Company or the Subsidiary in any way to provide funds in respect of, or obligating the Company or the Subsidiary to guarantee, serve as surety for or assume, any debt, dividend or other liability or obligation of any person, corporation, association, partnership or other entity (except endorsements made in the ordinary course of business in connection with the deposit of items for collection and except for immaterial obligations or liabilities incurred in the ordinary course of business);

                       (vi) granting a power of attorney;

                       (vii) relating to participation in a cooperative,
             partnership or joint venture;

                       (viii) imposing confidentiality requirements
             (other than agreements relating to confidentiality requirements between Purchaser and/or the Company or the Subsidiary); and

                       (ix) restricting or limiting the freedom of the
             Company or the Subsidiary to compete in any line of business.

The Disclosure Schedule describes all oral Contracts required to be disclosed therein, and true and complete copies of all written Contracts (as amended) required to be disclosed in the Disclosure Schedule have been delivered to Purchaser.

        (q) Insurance. All insurance policies of the Company or the Subsidiary now in force (including comprehensive general liability, personal and professional liability, comprehensive general casualty and extended coverage, automobile, boiler and machinery, fire and lightning, marine, endowment, life, and worker's compensation) ("Insurance Policies") are listed in the Disclosure Schedule, together with a listing of the type of policy, the policy number, the limits of coverage, the carrier, the annual premium and the expiration date), and true and complete copies of such policies have been provided or made available to Purchaser. The Company has provided to Purchaser a true and complete summary of the loss experience under each such insurance policy during the preceding five policy years. Neither the Company nor the Subsidiary has received any notice that any insurance carrier has cancelled, intends to cancel or intends not to renew any of such policies.

        (r) Status. (i) Neither the Company nor the Subsidiary has assigned any of its rights or obligations under (and, to the best of the Company's knowledge, is not otherwise restricted for any reason from enjoying the full benefits under) any Intellectual Property License, Debt Instrument, Contract or Insurance Policy; (ii) neither the Company nor the Subsidiary nor, to the best of the Company's knowledge, any other party is in default in connection with any Intellectual Property License, Debt Instrument, Contract or Insurance Policy; (iii) to the best of the Company's knowledge, no act or event has occurred which, with notice or lapse of time or both, would

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

constitute a default under any Intellectual Property License, Debt Instrument, Contract or Insurance Policy; (iv) to the best of the Company's knowledge, there is no basis for any claim of default under any Intellectual Property License, Debt Instrument, Contract or Insurance Policy; (v) there is no outstanding notice of cancellation or termination received by the Company or the Subsidiary in connection with any Intellectual Property License, Debt Instrument, Contract or Insurance Policy; (vi) each Intellectual Property License, Debt Instrument, Contract and Insurance Policy is the valid and binding agreement of the Company or the Subsidiary, as the case may be, and, to the best of the Company's knowledge, the other parties thereto, which is in full force and effect and is enforceable in accordance with its terms, except, with respect to such other party, to the extent that such enforceability may be limited by, or subject to: (A) the effect of any applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting the enforceability of creditors' rights generally, (B) the availability of specific performance or injunctive relief, which may be subject to the discretion of the court before which any proceeding for such remedies may be brought, and (C) the exercise by any court of equitable judicial discretion before which any proceeding may be brought; (vii) no Intellectual Property License, Debt Instrument, Contract or Insurance Policy will require the consent of or payment to any other party to avoid an event of default or an event of termination with respect to such Intellectual Property License, Debt Instrument, Contract or Insurance Policy (assuming that any required notice of default or termination has been given and any periods for cure have expired) by reason of the transactions contemplated by this Agreement; and
(viii) neither the Company nor the Subsidiary has received any communication proposing any termination, amendment or change to any Intellectual Property License, Debt Instrument, Contract or Insurance Policy.

        (s)  Employee Benefits.

        (i) All bonus, deferred compensation, pension, retirement, profit-sharing, thrift savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option, employment, termination, severance, compensation, medical, health or other plan, contract, policy or arrangement which covers current or former employees of the Company or the Subsidiary (the "Employees") and current or former directors of the Company or the Subsidiary (the "Compensation and Benefit Plans") including, but not limited to, "employee benefit plans" within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") are listed in the Disclosure Schedule and any "change of control" or similar provisions therein are specifically identified in the Disclosure Schedule. True and complete copies of all Compensation and Benefit Plans and such other benefit plans, contracts or arrangements, including, but not limited to, any trust instruments and insurance contracts, if any, forming a part of any such plans and agreements, and all amendments thereto have been made available to Purchaser. The Company has filed all Form 5500's required to be filed with respect to the Compensation and Benefit Plans and each such form is complete and accurate in all material respects and complies in all material respects with all applicable law.

        (ii) All Compensation and Benefit Plans are in substantial compliance with applicable law and all Compensation and Benefit Plans which are employee benefit plans, other than "multiemployer plans" within the meaning of sections 3(37) of ERISA, covering employees (the "Plans") to the extent subject to ERISA, are in substantial compliance with ERISA. Each Plan which is an "employee pension benefit plan" within the meaning of section 3(2) of ERISA ("Pension Plan") and which is intended to be qualified under section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service with respect to "TRA" (as defined in Section 1 of Internal Revenue Service Revenue Procedure 93-39), and the Company is not aware of any circumstances likely to result in revocation of any such favorable determination letter. There is no material pending or, to the knowledge of the Company, threatened litigation relating to the Compensation and Benefit Plans. Neither the Company nor the Subsidiary has engaged in a transaction with respect to any Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or the Subsidiary to a material tax or penalty imposed by either section 4975 of the Code or section 502(i) of ERISA.

        (iii) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or the Subsidiary with respect to any ongoing, frozen or terminated "single-employer plan", within the meaning of section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under section 4001 of ERISA or section 414

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

of the Code (an "ERISA Affiliate"). The Company and the Subsidiary have not incurred and do not expect to incur any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA. No notice of a "reportable event", within the meaning of section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

        (iv) All contributions required to be made under the terms of any Plan have been timely made. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an "accumulated funding deficiency" (whether or not waived) within the meaning of section 412 of the Code or section 302 of ERISA. Neither the Company nor the Subsidiary has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to section 401(a)(29) of the Code.

        (v) Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all "benefit liabilities", within the meaning of section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the Plan's most recent actuarial valuation), did not exceed the then current value of the assets of such Plan, and there has been no material change in the financial condition of such Plan since the last day of the most recent Plan Year. The withdrawal liability of the Company and the Subsidiary under each Benefit Plan which is a multiemployer plan to which the Company, the Subsidiary or an ERISA Affiliate has contributed during the preceding 12 months, determined as if a "complete withdrawal", within the meaning of section 4203 of ERISA, had occurred as of the date hereof, does not exceed $10,000.

        (vi) Neither the Company nor the Subsidiary has any obligations for retiree health and life benefits under any Plan, except as set forth in the Disclosure Schedule. The Company or the Subsidiary may amend or terminate any such Plan pursuant to the terms thereof.

        (vii) The consummation of the transactions contemplated by this Agreement will not (x) entitle any employees of the Company or the Subsidiary to severance pay, (y) accelerate the time of payment or vesting or trigger any payment of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Compensation and Benefit Plans or (z) result in any breach or violation of, or a default under any of the Compensation and Benefit Plans.

        (viii) All Compensation and Benefit Plans covering non-U.S. Employees comply in all material respects with applicable local law. The Company and the Subsidiary have no material unfunded liabilities with respect to any Pension Plan which covers non-U.S. Employees.

        (t) Takeover Statutes. No "fair price", "moratorium", "control share acquisition," "business combination" or other similar antitakeover statute or regulation (each a "Takeover Statute") is applicable to the Company, the Subsidiary, the Shares, the Offer or the transactions contemplated hereby.

        (u) Environmental Matters. Except to the extent that the Company's noncompliance with the following would not reasonably be likely to have a material adverse effect on the financial condition, properties, business or results of operations of the Company and the Subsidiary taken as a whole: (i) the Company and the Subsidiary have complied at all times with all applicable Environmental Laws; (ii) to the best of the Company's knowledge after reasonable inquiry, all properties currently owned or operated by the Company or the Subsidiary (including soils, groundwater, surface water, buildings or other structures) have not been contaminated with any Hazardous Substances;
(iii) to the best of the Company's knowledge after reasonable inquiry, any properties formerly owned or operated by the Company or the Subsidiary were not contaminated with Hazardous Substances on or prior to such period of ownership or operation; (iv) neither the Company nor the Subsidiary is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) to the best of the Company's knowledge after reasonable inquiry, neither the Company nor the Subsidiary is subject to liability for any release or threat of release of any Hazardous Substance; (vi) neither the Company nor the Subsidiary has received any notice, demand, letter, claim or request for information indicating that it may be in violation of or liable under any Environmental Law; (vii) neither the Company nor the Subsidiary is subject to any order, decree, injunction or other arrangement with any governmental entity or any indemnity or other agreement with any third party relating to liability under any Environmental Law; (viii) none of the properties of the Company or the Subsidiary contain any underground storage tanks, asbestos-containing material, lead products, or polychlorinated biphenyls; (ix) there are no other circumstances or conditions involving the Company or the Subsidiary known to the Company after reasonable inquiry that could reasonably be expected to result in any claims, liability, investigations, costs or restrictions on the ownership, use, or transfer of any property pursuant to any Environmental Law; and (x) the Company has delivered or made available to Purchaser copies of all environmental reports, studies, assessments, sampling data and all other information in its possession relating to asbestos and silica liability and claims including without limitation product and sales information, filing rates, settlements, projected claims, legal advice, reserves, insurance and the use and disposal of asbestos containing material.

        As used herein, the term "Environmental Law" means any federal, state or local law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (A) the protection, investigation or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance, (C) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property or (D) standards of conduct concerning protection of human health (including, without limitation, employee health and safety), in each case as amended and as now or hereafter in effect, and the term "Hazardous Substance" means any substance that is:
(A) listed, classified or regulated pursuant to any Environmental Law;
(B) any petroleum product or by-product, asbestos-containing material, silica, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (C) any other substance which may be the subject of regulatory action by any governmental authority pursuant to any Environmental Law.

        (v) Labor Relations. (i) The Company and the Subsidiary are (and, since January 1, 1994, have been) in material compliance with all federal, state, local and other applicable law respecting employment and employment practices, terms and conditions of employment and wages and hours; (ii) there is (and, since January 1, 1994, has been) no unfair labor practice, complaint, charge or other matter against or involving the Company or the Subsidiary pending or threatened before any Governmental Entity; (iii) there is no (and, since January 1, 1994 has not been) labor strike, dispute, organizing effort, slow down, stoppage or other labor difficulty pending, involving or, to the best of the Company's knowledge, threatened, against or affecting the Company or the Subsidiary; (iv) no representation question exists, or has existed since January 1, 1994, with respect to the respective employees of the Company or the Subsidiary; (v) no grievance which might have an adverse effect on the Company or the Subsidiary or on the conduct of its business nor any arbitration proceeding arising out of or under collective bargaining agreements is pending, and no claim therefor exists; and (vi) there is (and, since January 1, 1994, has been) no collective bargaining agreement which is binding on the Company or the Subsidiary.

        (w) Litigation. There are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings (collectively, "Actions") pending or, to the knowledge of the management of the Company, threatened against the Company or the Subsidiary or (ii) obligations or liabilities, whether or not accrued, contingent or otherwise, including, without limitation, those relating to matters involving any Environmental Law (as defined in Section 4.1(u)).

        (x)  Compliance with Laws.

                  (i) Generally. The Company and the Subsidiary are (and during the preceding five years have been) in material compliance with all applicable law (including those involving antitrust, unfair competition, trade regulation, antipollution, environmental, employment, safety, health and food and drug matters). Without limiting the foregoing, neither the Company nor the Subsidiary has at any time made any illegal payment for political contributions, any bribe or illegal kickback payment, or any practice or procedure which results or will result in the illegal payment by or on behalf of the Company or the Subsidiary to a person in connection with a referral to the Company or the Subsidiary by such person.

                  (ii) Charges or Violations. The Company and the Subsidiary are not (and, during the preceding five years, have not been) either charged with, in receipt of any notice or warning of, or under investigation with respect to, any failure or alleged failure to materially comply with any provision of any applicable law.

                  (iii) Permits. Without limiting the foregoing: (A) a list of all occupancy certificates and other licenses, permits and certificates ("Permits") required of the Company or the Subsidiary in connection with its ownership, possession, use, occupancy or operation of any of the Properties owned, leased or used by it are set forth in the Disclosure Schedule; (B) all of the Permits are in full force and effect in all material respects; (C) the Company and the Subsidiary are (and have been) in material compliance with the Permits; and (D) none of the Permits will be affected by, or require the consent of any party by reason of, the transactions contemplated by this Agreement where such effect or failure to obtain such consent would restrict or hamper the operation of any operating facility owned, leased or used by the Company or the Subsidiary.

        (y) Bank Accounts. The Disclosure Schedule lists all bank, money market, savings and similar accounts and safe deposit boxes of the Company and the Subsidiary, specifying the account numbers and the authorized signatories or persons having access to them.

        (z) Transactions with Affiliates. No holder of 10% or more of the outstanding common stock of the Company nor any person controlled by some combination of them, no officer or director of the Company or the Subsidiary, nor any "affiliate" or "associate" (as such terms are defined in the rules and regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "1933 Act")) of any of the foregoing:

                  (i) is a party to any lease, sublease, contract, agreement, commitment, understanding or other arrangement of any kind whatsoever, involving any such person and the Company or the Subsidiary;

                  (ii) owns directly or indirectly, in whole or in part, any property that the Company or the Subsidiary uses or otherwise has rights in respect of; or

                  (iii) has any cause of action or other claim whatsoever against, or owes any amount to, the Company or the Subsidiary other than (i) for compensation (including fringe benefits) to officers and employees disclosed pursuant to Section 4.1(s) and for reimbursement of ordinary and necessary expenses incurred in connection with employment by the Company or the Subsidiary and (ii) as otherwise disclosed pursuant to this Agreement.

        (aa) Commissions. No person, firm or corporation is entitled to any commission or broker's or finder's fee in connection with the transactions contemplated by this Agreement by reason of any act or omission of the Company or the Subsidiary, other than payment to Pacific Crest Securities with respect to the issuing of its fairness opinion in accordance with its engagement agreement with the Company, a true and complete copy of which has been provided to Purchaser.

        (bb) Generally. No representation or warranty by the Company in this Agreement or in the Disclosure Schedule, any Exhibit or closing certificate furnished or to be furnished to Purchaser pursuant to this Agreement or in connection with the transactions contemplated by this Agreement contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact, necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

        4.2 Representations and Warranties of Purchaser. Purchaser represents and warrants to the Company that:

        (a) Corporate Organization and Qualification. Each of Purchaser and its subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation and is in good standing as a

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
foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification except for such failure to so qualify or to be in such good standing, which, when taken together with all other such failures, is not reasonably likely to have a material adverse effect on the financial condition, properties, business or results of operations of Purchaser and its subsidiaries, taken as a whole. Each of Purchaser and its subsidiaries has the requisite corporate power and authority to carry on its respective businesses as they are now being conducted.

        (b) Corporate Authority. Purchaser has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Purchaser of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized by Purchaser's Board of Directors and no corporate action on the part of Purchaser is necessary to authorize the execution and delivery by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and, assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

        (c)  Governmental Filings; No Violations.

        (i) Other than the Regulatory Filings (including the Offer Documents), no notices, reports or other filings are required to be made by Purchaser with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Purchaser from, any Governmental Entity in connection with the execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby, the failure to make or obtain any or all of which could prevent, delay or materially burden the transactions contemplated by this Agreement.

        (ii) The execution and delivery of this Agreement by Purchaser do not, and the consummation by Purchaser of the transactions contemplated by this Agreement will not, constitute or result in (i) a breach or violation of, or a default under, the Articles of Incorporation or By-Laws of Purchaser or the comparable governing instruments of any of its subsidiaries or (ii) a breach or violation of, a default under, the acceleration of or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time) pursuant to, any provision of any contract of Purchaser or any of its subsidiaries or any law, ordinance, rule or regulation or judgment, decree, order, award or governmental or non-governmental permit or license to which Purchaser or any of its subsidiaries are subject, except, in the case of clause (ii) above, for such breaches, violations, defaults or accelerations or changes that, alone or in the aggregate, could not prevent or delay or materially burden the transactions contemplated by this Agreement. None of the information supplied by Purchaser for inclusion in the Schedule 14D-9 will, at the time first sent or given to the Company's stockholders contains any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

        (d) Funds. Purchaser has and will have the funds necessary to consummate the transactions contemplated by this Agreement.

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
                             ARTICLE V

                             COVENANTS

        5.1 Interim Operations of the Company. The Company covenants and agrees, as to itself and the Subsidiary, that, except as set forth in the Disclosure Letter, after the date hereof and prior to the Closing Date (unless Purchaser shall otherwise agree in writing and except as otherwise permitted or required by this Agreement):

        (a) the business of the Company and the Subsidiary shall be conducted only in the ordinary and usual course and, to the extent consistent therewith, the Company and the Subsidiary shall use commercially reasonable efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees and business associates;

        (b) the Company shall not (i) sell or pledge or agree to sell or pledge any stock owned by it in the Subsidiary; (ii) amend the Company Articles or Company By-Laws; (iii) split, combine or reclassify the outstanding Shares; or (iv) declare, set aside or pay any dividend payable in cash, stock or property with respect to the Shares;

        (c) neither the Company nor the Subsidiary shall (i) other than pursuant to the exercise of options outstanding on the date hereof, issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class of the Company or the Subsidiary or any other property or assets other than, in the case of the Company, Shares issuable pursuant to options outstanding on the date hereof under the Stock Plan; (ii) transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any assets or incur or modify any indebtedness or other liability other than in the ordinary and usual course of business; (iii) acquire directly or indirectly by redemption or otherwise any shares of the capital stock of the Company; (iv) authorize capital expenditures for items in excess of $5,000; or (v) make any acquisition of another person or entity (by merger, consolidation or acquisition of stock or assets) or any investment in, assets or stock of any other person or entity;

        (d) except for the employment agreements and non-competition agreement contemplated by Section 6.1(b), neither the Company nor the Subsidiary shall grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer or other employee of the Company or the Subsidiary; and neither the Company nor the Subsidiary shall establish, adopt, enter into, make any new grants or awards under or amend, any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, employee stock ownership, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees (the "Benefit Plans");

        (e) except with the consent of Purchaser, neither the Company nor the Subsidiary shall settle or compromise any material claims or litigation or, modify, amend or terminate any of its joint venture agreements, partnership agreements or material contracts or waive, release or assign any material rights or claims;

        (f) neither the Company nor the Subsidiary shall make any tax election or permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without notice to Purchaser;

        (g) except as may be required as a result of a change in law or in generally accepted accounting principles, neither the Company nor the Subsidiary shall change any of their respective accounting practices or principles;

        (h) neither the Company nor the Subsidiary shall adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization of the Company or the Subsidiary; and

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
        (i) neither the Company nor the Subsidiary will authorize or enter into an agreement to do any of the foregoing or take any action that would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect as of the date when made if such action had then been taken, or would result in any of the Offer Conditions set forth in Annex A not being satisfied.

        5.2 Acquisition Proposals. The Company, its affiliates and its and their respective officers, directors, employees, representatives and agents (including, without limitation, any investment banker, attorney or accountant retained by the Company or the Subsidiary) shall immediately cease all existing discussions or negotiations, if any, with any parties conducted heretofore with respect to any acquisition or exchange of all or any material portion of the assets of, or any of the equity interest in, the Company or the Subsidiary (by direct purchase from the Company or the Subsidiary, tender or exchange offer or otherwise) or any business combination, merger, consolidation or similar transaction (including an exchange of stock or assets) with or involving the Company or the Subsidiary or any division of the Company or the Subsidiary (an "Acquisition Transaction"). Neither the Company nor any of its affiliates, nor any of its or their respective officers, directors, employees, representatives or agents (including, without limitation, any investment banker, attorney or accountant retained by the Company or the Subsidiary) shall, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Purchaser, any affiliate or associate of Purchaser or any designees of Purchaser) with respect to any inquiries or the making of any offer or proposal (including, without limitation, any offer or proposal to the stockholders of the Company) concerning an Acquisition Transaction (an "Acquisition Proposal"), unless the Board of Directors of the Company determines in good faith after consultation with outside legal counsel that such action is necessary in order for its directors to comply with their respective fiduciary duties under applicable law (any such more favorable Acquisition Proposal being referred to in this Agreement as a "Superior Proposal"). The Company will take the necessary steps to inform the individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 5.2. The Company will notify Purchaser immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with the Company, the name of the person making such proposals, the material terms and conditions of such proposals and thereafter shall keep Purchaser informed, on a current basis, of the status and terms of such proposals and the status of such negotiations or discussions. The Company agrees not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party, unless the Board of Directors of the Company shall have determined in good faith, based upon the advice of outside counsel to the Company, that failing to release such third party or waive such provisions would constitute a breach of the fiduciary duties of the Board of Directors of the Company under applicable law.

        5.3 Filings; Other Action. (a) Subject to the terms and conditions herein provided, the Company and Purchaser shall: (i) promptly make their respective Regulatory Filings with respect to the Offer; and (ii) use all reasonable efforts to promptly take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including but not limited to cooperating in the preparation and filing of the Offer Documents, the Schedule 14D-9 and any amendments to any thereof. The Company shall use all reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and the Subsidiary as are necessary for the consummation of the transactions contemplated by this Agreement and to fulfill the conditions to the Offer. Notwithstanding anything contained herein to the contrary, Purchaser shall be under no obligation whatsoever to make or accept or engage in negotiations for any settlement with any governmental entity or any other arrangement involving the sale, disposition, or separate holding, through the establishment of a trust, or otherwise, of the business or any of the assets of the Company or the Subsidiary acquired pursuant to this Agreement, or any portion thereof, or particular assets of Purchaser or its subsidiaries or any of Purchaser Companies in order to complete the transactions contemplated herein.

        (b) The Company and Purchaser each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Purchaser or the Company, as the case may be, or any of their subsidiaries,

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

from any Governmental Entity with respect to the Offer or any of the other transactions contemplated by this Agreement.

        5.4 Access. The Company shall (and shall cause the Subsidiary to) afford Purchaser's officers, employees, counsel, lenders, accountants and other authorized representatives ("Representatives") reasonable access, during normal business hours throughout the period prior to the Closing Date, to the Representatives of the Company (and the Subsidiary) and its properties, books, contracts and records and, during such period, the Company shall (and shall cause the Subsidiary to) furnish promptly to Purchaser all information concerning its business, properties and personnel as Purchaser or its Representatives may reasonably request, provided that no investigation pursuant to this
Section 5.4 shall affect or be deemed to modify any representation or warranty made by the Company. All requests for information made pursuant to this Section shall be directed to an executive officer of the Company or such person as may be designated by any such officer.

        5.5 Notification of Certain Matters. Except as otherwise disclosed herein, the Company shall give prompt notice to Purchaser of:
(a) any notice of, or other communication relating to, any environmental matter, a default or event that, with notice or lapse of time or both, would become a default, received by the Company or the Subsidiary subsequent to the date of this Agreement and prior to the Closing Date, under any Contract, Lease, Debt Instrument, Intellectual Property License or Insurance Policy to which the Company or the Subsidiary is a party or is subject; (b) any changes or developments relating to any Action pending or, to the knowledge of management of the Company, threatened against the Company or the Subsidiary existing as of the date hereof; (c) any new Actions pending or, to the knowledge of management of the Company, threatened against the Company or the Subsidiary since the date hereof; (d) any material adverse change in the financial condition or results of operations of the Company and the Subsidiary taken as a whole as compared to the financial condition and results of operations of the Company and the Subsidiary disclosed in the consolidated financial statements of the Company as of and for the fiscal year ended December 31, 1998 or the occurrence of any event which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in any such change; and
(e) any material adverse change in the properties or business of the Company and the Subsidiary taken as a whole or the occurrence of any event which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in any such change. Each of the Company and Purchaser shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

        5.6 Publicity. The initial press release relating to the execution of this Agreement shall be a joint press release and thereafter the Company and Purchaser, unless they have previously agreed in writing to the contrary, will not issue any press release or otherwise make a public statement with respect to the transactions contemplated hereby or make any filings with any Governmental Entity or with any national securities exchange with respect thereto, unless in the written opinion of counsel to the party desiring to make such disclosure, a copy of which opinion shall be delivered to the other party as promptly as practicable under the circumstances, such disclosure is required by law or stock exchange rule or regulation.

        5.7 Environmental Filings. The Company shall promptly make all filings, notifications, applications, permit transfers and other submissions relating to the Offer that may be required pursuant to any Environmental Laws including without limitation those relating to the ownership, operation or transfer of real property, underground storage tanks, waste disposal locations or landfills and closure and post closure financial assurances ("Environmental Submissions"). The Company shall provide Purchaser with copies of all Environmental Submissions at the time of filing and Purchaser shall cooperate with the Company in the preparation and execution of all Environmental Submissions.

        5.8 Takeover Statutes. If any Takeover Statute shall become applicable to the transactions contemplated hereby, the Company and the members of the Board of Directors of the Company shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

        5.9 Availability of Financing. To fund the growth of the Company's business after the Closing, Purchaser shall make available to the Company up to $3,000,000 of subordinated debt financing and/or facilitate the refinancing and possible increase of the Company's existing credit facilities on more favorable terms, all as then determined by the Company's Board of Directors to be in the best interest of the Company.

                             ARTICLE VI

                             CONDITIONS

        6.1 Conditions to Obligations of Purchaser. The obligation of Purchaser to consummate the purchase of Shares pursuant to the Offer and the other transactions contemplated by this Agreement is subject to the fulfillment of each of the following conditions, any or all of which may be waived in whole or in part by Purchaser:

        (a)  each of the Offer Conditions shall have been fulfilled;

        (b) the Company shall have entered into employment agreements with Ronald L. Bogh and Paul M. Gilson, and a non-competition agreement with Douglas C. Nelson, each substantially in the form of Annexes B, C and D hereto, respectively;

        (c) The Company shall have received the written opinion of the Financial Advisor that the terms of the Offer are fair, from a financial point of view, to the stockholders of the Company and such opinion shall not have been withdrawn;

        (d) Purchaser shall have received confirmation that the Company's common stock shall continue to be listed on the Nasdaq SmallCap Market following the Closing without any conditions which Purchaser in its reasonable judgment shall deem to be materially adverse;

        (e) Douglas C. Nelson shall have entered into an agreement with the Company, in form and substance satisfactory to Purchaser in Purchaser's sole discretion, waiving the Company's existing obligations to guarantee a price per share on shares of the Common Stock which may be sold by Douglas C. Nelson and providing for the surrender by Douglas
C. Nelson of all of his options to purchase shares of Common Stock;

        (f) The Company's Board of Directors shall consist of Ronald L. Bogh, Paul M. Gilson and, at Purchaser's option, up to four additional persons designated by Purchaser, two of whom shall be Marvin S. Wool and Gregory J. Divis;

        (g) Purchaser shall have received the legal opinion of Davis Wright Tremaine LLP, counsel to the Company, in the form attached hereto as Annex E;

        (h) Purchaser shall have entered into agreements in substantially the form of Annex F hereto with each of Ronald L. Bogh, Douglas C. Nelson and James V. Reimann providing for the tender of such amounts of their shares of Common Stock pursuant to the Offer, as Purchaser and such stockholders shall agree in order to facilitate the transactions contemplated hereby;

        (i) No United States or state court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by this Agreement or imposes material restrictions on Purchaser in connection with consummation of the purchase of the Shares pursuant to the Offer or with respect to Purchaser's or the Company's business operations, either prior to or subsequent to the purchase of the Shares pursuant to the Offer (collectively, an "Order");

        (j) Purchaser shall have entered into an agreement with each of Edward DeRaeve and Jerry K. Brown, directors of the Company, providing that he shall not exercise on or prior to the Closing any stock option issued to him pursuant to the Stock Plan; and

        (k)  The Company shall have taken all actions required by Section
7.1.3 of the Stock Plan to prevent the acceleration of the vesting of stock options issued pursuant to the Stock Plan by reason of the transactions contemplated by this Agreement.

        6.2 Conditions to Obligations of the Company. The obligation of the Company to consummate the transactions contemplated by this Agreement is subject to the fulfillment of each of the following conditions, any or all of which may be waived in whole or in part by the
Company:

        (a) Purchaser shall not have breached or failed to perform in any material respect any of its obligations, covenants or agreements contained in this Agreement and no representation or warranty of Purchaser set forth in this Agreement shall have been inaccurate or incomplete in any material respect when made or thereafter shall have become inaccurate or incomplete in any material respect;

        (b) The Company shall have received the written opinion of the Financial Advisor that the terms of the Offer are fair, from a financial point of view, to the stockholders of the Company and such opinion shall not have been withdrawn;

        (c) The Company shall have received confirmation that the Company's common stock shall continue to be listed on the Nasdaq
SmallCap Market following the Closing without any conditions which the Company in its reasonable judgment shall deem to be materially adverse; and

        (d)  There shall be in effect no Order.

                            ARTICLE VII

                            TERMINATION

          7.1 Termination by Mutual Consent. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date, by the mutual consent of Purchaser and the Company, by action of their respective Boards of Directors.

          7.2 Termination by Either Purchaser or the Company. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date, by action of the Board of Directors of either Purchaser or the Company if (i) Purchaser shall have terminated the Offer without purchasing any Shares pursuant thereto; (ii) any court of competent jurisdiction or other Governmental Entity located or having jurisdiction within the United States or any country in which either the Company or Purchaser, directly or indirectly, has material assets or operations, shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer and such order, decree, ruling or other action is or shall have become final and nonappealable; or (iii) the Closing shall not have occurred on or before June 30, 1999.

          7.3 Termination by Purchaser. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date, by action of the Board of Directors of Purchaser, if (i) the Company shall have breached or failed to perform in any material respect any of the covenants or agreements

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

contained in this Agreement to be complied with or performed by the Company prior to such date of termination which breach or failure shall not have been cured prior to the earlier of (A) five business days following the giving of written notice to the Company of such breach or failure and (B) two business days prior to the date on which the Offer is then scheduled to expire, or any representation or warranty of the Company set forth in this Agreement shall have been inaccurate or incomplete when made except for such failures to be complete or accurate that, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on the financial condition, properties, business or results of operations of the Company and its subsidiaries taken as a whole or could prevent or materially delay the transactions contemplated by this Agreement or impair the ability of Purchaser, the Company or any of their respective affiliates, following consummation of the Offer, to conduct any material business or operations in any jurisdiction where they are now being conducted, (ii) the Board of Directors of the Company (or a special committee thereof) shall have amended, modified or withdrawn in a manner adverse to Purchaser its approval or recommendation of the Offer or this Agreement or the Board of Directors of the Company (or a special committee thereof), upon request by Purchaser, shall fail to reaffirm such approval or recommendation, or shall have endorsed, approved or recommended any other Acquisition Proposal, or shall have resolved to do any of the foregoing, or (iii) the Company or any of the other persons or entities described in Section 5.2 shall take any actions that would be proscribed by Section 5.2 but for the exception therein allowing certain actions to be taken if required by fiduciary obligations under applicable law as advised in writing by counsel.

          7.4 Termination by the Company. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date, by action of the Board of Directors of the Company, (i) if Purchaser (x) shall have breached or failed to perform in any material respect any of the covenants or agreements contained in this Agreement to be complied with or performed by Purchaser prior to such date of termination which shall not have been cured prior to the earlier of (A) five business days following the giving of written notice to Purchaser of such breach or failure and (B) two business days prior to the date on which the Offer is then scheduled to expire, or (y) shall have failed to commence the Offer within the time required in Section 1.1, or (ii) if (w) the Company is not in material breach of any of the terms of this Agreement, (x) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Purchaser in writing that it intends to enter into such an agreement, attaching the most current version of such agreement (which shall include all of the material terms, including the price proposed to be paid for Shares pursuant thereto) to such notice,
(y) Purchaser does not make, within two business days of receipt of the Company's written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the Board of Directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the stockholders of the Company as the Superior Proposal and
(z) the Company, prior to such termination, pays to Purchaser in immediately available funds the fees required to be paid pursuant to
Section 7.5(b).

          7.5 Effect of Termination and Abandonment. (a) In the event of the termination of this Agreement pursuant to this Article VII, no party hereto (or any of its directors or officers) shall have any liability or further obligation to any other party to this Agreement, except as provided in Section 7.5(b) or (c) below and Section 8.2 and except that nothing herein will relieve any party from liability for any willful breach of this Agreement; provided, however, that if this Agreement is terminated by Purchaser pursuant to Section 7.3(i) or the Company pursuant to Section 7.4(i), the terminating party's rights to pursue all legal remedies will survive such termination unimpaired; provided further, however, that in no event shall the liability of the non-terminating party exceed the sum of $75,000.

          (b) If (i) (x) the Offer shall have remained open for a minimum of at least 20 business days, (y) after the date hereof any corporation, partnership, person, other entity or group (as defined in Section
13(d)(3) of the Exchange Act) other than Purchaser or any of its subsidiaries or affiliates (collectively, a "Person") shall have become the beneficial owner of 20% or more of the outstanding Shares after the date of this Agreement or shall have publicly announced a proposal or intention to make an Acquisition Proposal or any Person shall have commenced, or shall have publicly announced an intention to commence, a tender offer or exchange offer for 20% or more of the outstanding
Shares, and (z) the Minimum Condition (as defined in Annex A) shall not have been satisfied and the

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

Offer is terminated without the purchase of any Shares thereunder, or
(ii) Purchaser shall have terminated this Agreement pursuant to Section 7.3(ii) or Section 7.3(iii) or (iii) the Company shall have terminated this Agreement pursuant to Section 7.4(ii), then the Company shall promptly, but in no event later than two days after the date of such termination, reimburse Purchaser (not later than one business day after request by Purchaser) for all of the attorneys' fees and other out-of-pocket fees and expenses reasonably incurred by Purchaser in connection with this Agreement and the transactions contemplated by this Agreement, in each case payable by wire transfer in same day funds. The Company acknowledges that the agreements contained in this Section 7.5(b) are an integral part of the transactions contemplated in this Agreement, and that, without these agreements, Purchaser would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 7.5(b), and, in order to obtain such payment, Purchaser commences a suit which results in a judgment against the Company for the fee set forth in this paragraph (b), the Company shall pay to Purchaser its costs and expenses (including attorneys' fees) in connection with such suit.

          (c) If the Offer shall have been terminated prior to Closing by Purchaser because the Minimum Condition shall not have been satisfied or waived on or before the expiration date of the Offer (as such expiration date may be required to be extended pursuant to Section 1.1(a)), then Purchaser shall reimburse the Company for one-half of the amount paid by the Company to the Financial Advisor within five business days after the Company has made written demand to Purchaser therefor and delivered to Purchaser documentation reasonably evidencing the amount of such payment; provided, however, that Purchaser's reimbursement obligation hereunder shall not exceed $15,000 in the aggregate. Purchaser acknowledges that the agreements contained in this Section 7.5(c) are an integral part of the transactions contemplated in this Agreement, and that, without these agreements, the Company would not enter into this Agreement; accordingly, if Purchaser fails to promptly pay the amount due pursuant to this Section 7.5(c), and in order to obtain such payment, the Company commences a suit which results in a judgment against Purchaser for the fees set forth in this Section 7.5(c), Purchaser shall pay to the Company its costs and expenses (including reasonable attorneys' fees) in connection with such suit.

                            ARTICLE VIII

                     MISCELLANEOUS AND GENERAL

          8.1 Payment of Expenses. Whether or not the purchase of Shares pursuant to the Offer shall be consummated, each party hereto shall, subject to Section 7.5(b), pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the purchase of Shares pursuant to the Offer.

          8.2 Survival. The agreements of the Company and Purchaser contained in Section 8.1 (Payment of Expenses) shall survive the consummation of the purchase of Shares pursuant to the Offer. The agreements of the Company and Purchaser contained in Sections 5.5 (Access), 5.9 (Availability of Financing), 7.5 (Effect of Termination and Abandonment), 8.1 (Payment of Expenses), 8.6 (Governing Law), 8.7 (Notices), 8.8 (Severability), 8.9 (Entire Agreement, etc.), 8.10 (Parties in Interest), 8.11 (Definition of "Subsidiary") and 8.13 (Captions) shall survive the termination of this Agreement. All other representations, warranties, agreements and covenants in this Agreement shall not survive the consummation of the purchase of Shares pursuant to the Offer or the termination of this Agreement.

          8.3 Modification or Amendment. At any time prior to the Closing Date, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

          8.4 Waiver of Conditions. The conditions to each of the parties' obligations to consummate the purchase of Shares pursuant to the Offer are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

          8.5 Counterparts. For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

          8.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Missouri.

          8.7 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, if to Purchaser, addressed to Purchaser at Dash Multi-Corp, Inc., 2500 Adie Road, Maryland Heights, Missouri 63043, Attention:
Marvin S. Wool, Chief Executive Officer (with a copy to Thomas A. Litz, Esq., Thompson Coburn LLP, One Mercantile Center, St. Louis, Missouri 63101); and if to the Company, addressed to the Company at R-B Rubber Products, Inc., 904 E. 10th Avenue, McMinnville, Oregon 97128,
Attention: Ronald L. Bogh, Chief Executive Officer (with a copy to David
C. Baca, Esq., Davis Wright Tremaine LLP, 1300 SW Fifth Avenue, Suite
2300, Portland, Oregon, 97201-5682), or to such other persons or addresses as may be designated in writing by the party to receive such notice.

          8.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

          8.9 Entire Agreement, etc. This Agreement (including the Disclosure Schedule and any exhibits or Annexes hereto) (a) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof, and (b) shall not be assignable by operation of law or otherwise and is not intended to create any obligations to, or rights in respect of, any persons other than the parties hereto.

          8.10 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

          8.11 Definition of "Subsidiary". When a reference is made in this Agreement to a subsidiary of a party, the word "subsidiary" means any corporation or other organization whether incorporated or unincorporated of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

          8.12 Captions. The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

      [The remainder of this page is intentionally left blank.]

          IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto on the date first hereinabove written.


                            R-B RUBBER PRODUCTS, INC.



                            By
                               Name: /s/ Ronald L. Bogh
                                    ---------------------------------
                               Title:
                                     --------------------------------


                            DASH MULTI-CORP, INC.



                            By
                               Name: /s/ Marvin S. Wool
                                    ---------------------------------
                               Title:
                                     --------------------------------

                                                               ANNEX A

     CERTAIN CONDITIONS OF THE OFFER. The capitalized terms used in this Annex A have the meanings set forth in the attached Agreement. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, or may delay the acceptance for payment of or payment for, any tendered Shares, or may, in its sole discretion, terminate or amend the offer as to any Shares not then paid for if, (i) prior to the expiration of the Offer,
(x) a number of Shares which constitutes more than 30% of the voting power (determined on a fully-diluted basis) of all the securities of the Company entitled to vote generally in the election of directors or in connection with a merger shall not have been validly tendered and not withdrawn prior to the expiration of the Offer (the "Minimum Condition") or (y) any consent, registration, approval, permit or authorization of any Governmental Entity applicable to the Offer shall not have been obtained on terms satisfactory to Purchaser in its reasonable judgment, or (ii) on or after April 8, 1999, and at or before the time of payment for any of such Shares (whether or not any Shares have theretofore been accepted for payment), any of the following events shall occur:

          (a) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the Nasdaq SmallCap Market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) a commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, other than the current hostilities in Serbia and Kosovo, (iv) any limitation (whether or not mandatory) by any Governmental Entity on, or any other event which might affect, the extension of credit by banks or other lending institutions, (v) a material change in United States or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (vi) or in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof, or (vii) any extraordinary or material adverse change in the market price of the Shares or in the United States securities or financial markets generally, including, without limitation, a decline of at least 20% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 index from the date of the Agreement;

          (b) the Company shall have breached or failed to perform in any material respect any of its obligations, covenants or agreements contained in the Agreement or any representation or warranty of the Company set forth in the Agreement shall have been inaccurate or incomplete in any material respect when made or thereafter shall become inaccurate or incomplete in any material respect;

          (c) there shall be threatened, instituted or pending any Action before any court or other Governmental Entity by any Governmental Entity or instituted or pending any Action by any other person, domestic or foreign: (i) challenging the acquisition by Purchaser of Shares, seeking to restrain or prohibit the consummation of the transactions contemplated by the Offer, seeking to obtain any material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer; (ii) seeking to prohibit, or impose any material limitations on, Purchaser's ownership or operation of all or any portion of its or the Company's business or assets (including the business or assets of their respective affiliates and subsidiaries), or to compel Purchaser to dispose of or hold separate all or any portion of Purchaser's or the Company's business or assets (including the business or assets of their respective affiliates and subsidiaries) as a result of the transactions contemplated by the Offer; (iii) seeking to make the acceptance for payment, purchase of, or payment for, some or all of the Shares illegal or render Purchaser unable to, or result in a delay in, or restrict, the ability of Purchaser to, accept for payment, purchase or pay for some or all of the Shares; (iv) seeking to impose material limitations on the ability of Purchaser effectively to acquire or hold or to exercise full rights of ownership of the Shares including, without limitation, the right to vote the Shares purchased by it on an equal basis with all other Shares on all matters properly presented to the stockholders; or (v) that, in any event, in the judgment of Purchaser, is reasonably likely to have a material adverse effect on the financial condition, properties, business or operations of the Company or Purchaser (or any of their respective affiliates or subsidiaries) or the value of the Shares to Purchaser or the benefits expected to be derived by Purchaser as a result of consummation of the transactions contemplated by the Offer;

          (d) any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable to the Offer or the Agreement, or any other action shall have been taken, proposed or threatened, by any court or other Governmental Entity that, in the judgment of Purchaser, could be expected to, directly or indirectly, result in any of the effects of, or have any of the consequences sought to be obtained or achieved in, any Action referred to in clauses (i) through (v) of paragraph (c) above;

          (e) a tender or exchange offer for some portion or all of the Shares shall have been commenced or publicly proposed to be made by another person (including the Company or its subsidiaries), or it shall have been publicly disclosed or Purchaser shall have learned that (i) any person (including the Company or its subsidiaries), entity or "group" (as defined in
     Section 13(d) of the Exchange Act and the rules promulgated thereunder) shall have become the beneficial owner (as defined in
     Section 13(d) of the Exchange Act and the rules promulgated thereunder) of more than 20% of any class or series of capital stock of the Company (including the Shares) other than for bona fide arbitrage purposes or (ii) any person, entity or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer for some portion or all of the Shares or a merger, consolidation or other business combination with or involving the Company;

          (f) any change shall have occurred (or any development shall have occurred involving a prospective change) or Purchaser shall have become aware of any fact (including, but not limited to, any such change) that has had, or is reasonably likely to have, a material adverse effect on the financial condition, properties, business or results of operations of the Company and its subsidiaries taken as a whole;

          (g) the Board of Directors of the Company (or a special committee thereof) shall have amended, modified or withdrawn its approval or recommendation of the Offer, or the Agreement, or shall have failed to publicly reconfirm such approval or recommendation upon request by Purchaser, or shall have endorsed, approved or recommended any other Acquisition Proposal, or shall have resolved to do any of the foregoing; or

          (h) the Agreement shall have been terminated by the Company or Purchaser in accordance with its terms or Purchaser shall have reached an agreement or understanding in writing with the Company providing for termination or amendment of the Offer or delay in payment for the Shares;

which, in the sole judgment of Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Purchaser) giving rise to any such conditions, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares.

     The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances (including any action or inaction by Purchaser) giving rise to such condition or may be waived by Purchaser, by express and specific action to that effect, in whole or in part at any time and from time to time in its sole discretion. Any determination by Purchaser concerning any event described in this Annex A shall be final and binding upon all parties. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

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

                             EXHIBIT D

                OPINION OF PACIFIC CREST SECURITIES
                               DATED
                           APRIL 8, 1999


                             (ATTACHED)

                       April 8, 1999





Board of Directors
R-B Rubber Products, Inc.
c/o David C. Baca, Esq.
Davis Wright Tremaine LLP
Suite 2300
1300 Southwest Fifth Avenue
Portland, Oregon 97201-5682

Ladies and Gentlemen:

You have asked us to advise you with respect to the fairness to the common shareholders of R-B Rubber Products, Inc. ("RBBR" or the "Company"), from a financial point of view, of the acquisition ("Acquisition") of 70% of the common stock of RBBR for $3.00 net cash per share ("Consideration") by Dash Multi-Corp, Inc. ("Dash") as provided in its Letter of Intent dated March 11, 1999.

Pacific Crest Securities is an investment banking firm that performs financial advisory services. We have acted as financial advisor to the Board of Directors in connection with the Acquisition and will receive a fee for our services

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company. We have reviewed certain other information, including financial forecasts, provided to us by the Company, and have met with the Company's management to discuss the business and prospects of the Company.

We have considered certain financial data of the Company, and compared the data with similar data for publicly held companies with similar operations. Additionally, we have considered the financial terms of certain other business combinations in the rubber and plastic manufacturing industries that have recently been effected. We have considered certain pro forma financial information of the Company. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not made an independent evaluation or appraisal of any of the assets of the Company or the operating performance, financial condition and management capabilities of Dash.

We were retained by the Board of Directors of the Company and our opinion as expressed herein is limited to the fairness, from a financial point of view to the common stockholders of the Company, of the Acquisition and does not address the Company's underlying business decision to proceed with the Acquisition. Our opinion is necessarily based on conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. This letter does not constitute a recommendation to the Board of Directors or to any common stockholder of the Company with respect to any approval of the Acquisition.

We agree to the inclusion of this opinion letter in the Solicitation/Recommendation Statement relating to the Acquisition. The opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair to the common stockholders of the Company from a financial point of view.

Very truly yours,

PACIFIC CREST SECURITIES INC.


By:  /s/ Terrence J. Schallich
     -------------------------
     Terrence J. Schallich
     Vice President

                            EXHIBIT E
                     INFORMATION STATEMENT

                        R-B RUBBER PRODUCTS, INC.
                           904 EAST 10TH AVENUE
                        MCMINNVILLE, OREGON 97128
                              (503) 472-4691

                       ---------------------------

                    INFORMATION STATEMENT PURSUANT TO
          SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                  AND RULE 14f-1 PROMULGATED THEREUNDER

                       ---------------------------

        NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

        This Information Statement is being mailed on or about April 14, 1999 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 of R-B Rubber Products, Inc. to holders of record of the Company's common stock, no par value (the "Shares"). Unless otherwise defined herein, capitalized terms used in this Information Statement shall have the meanings ascribed in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Dash Multi-Corp., Inc. ("Dash") to seats on the Company's Board (the "Board"). This Information Statement is required by
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the accompanying
Schedule 14D-9.

        Pursuant to the Stock Purchase Agreement, Dash commenced the Offer on April 14, 1999. The Offer is scheduled to expire at 12:00 midnight, Central Daylight Time, on May 12, 1999, unless Dash extends the Offer in accordance with the Stock Purchase Agreement. The Offer is conditioned on a minimum number of the outstanding Shares being tendered for cash pursuant to the Offer such that, upon completion of the Offer, Dash will own at least 70% of the outstanding Shares. The Offer is also subject to certain other conditions summarized in the Schedule 14D-9, and described fully in the Stock Purchase Agreement attached as Exhibit C thereto.
Upon the expiration of the Offer, if all conditions of the Offer have been satisfied or waived, Dash has agreed to purchase all Shares validly tendered pursuant to the Offer and not withdrawn, up to a maximum of 1,567,417 Shares. In the event fewer than the minimum number of Shares are tendered, the Company shall, upon request by Dash, issue additional Shares to Dash at a price of $3.00 per Share. If stockholders tender more than the maximum number of Shares, Dash will purchase the maximum number of Shares from tendering stockholders on a pro rata basis.

        The information contained in this Information Statement concerning Dash and its nominees to serve as directors has been furnished to the Company by Dash. The Company assumes no responsibility for the accuracy or completeness of such information.

        The Stock Purchase Agreement provides that immediately following the Closing, the Company will be required to make reasonable efforts to permit Dash to designate up to four persons to serve on the Company's Board of Directors (the "Dash Designees"). The Dash Designees will abstain from any action proposed to be taken by the Company to amend or terminate the Stock Purchase Agreement or to waive any action by Dash. Such actions will be effective only with the approval of a majority of the remaining directors. The Company's obligations to appoint the Dash Designees is subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

                 INFORMATION WITH RESPECT TO THE COMPANY

        The outstanding voting securities of the Company as of April 8, 1999 consisted of 2,239,167 Shares. Each Share is entitled to one vote. The Company also has reserved 162,500 shares for issuance under outstanding stock options pursuant to its 1995 Stock Option Plan (the "Stock Option Plan"), and an aggregate of 95,000 shares reserved for issuance pursuant to a warrant to Paulson Investment Company, Inc.

                      SECURITY OWNERSHIP OF CERTAIN
                     BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth, as of April 8, 1999, certain information furnished to the Company with respect to the ownership of Shares by (i) each director; (ii) the Chief Executive Officer; (iii) the "Named Executive Officer" (as defined below under "Executive Compensation") other than the Chief Executive Officers; (iv) all persons known by the Company to be beneficial owners of more than 5% of the Shares; and (v) all executive officers and directors as a group.


                                                                    SHARES BENEFICIALLY OWNED<F1>

NAME AND ADDRESS OF BENEFICIAL OWNER                                   SHARES          PERCENT
Ronald L. Bogh<F2>, <F3>                                               601,300          26.9%
Douglas C. Nelson<F2>, <F4>                                            416,000          18.8%
James V. Reimann<F2>, <F5>                                              55,000           2.5%
Edward DeRaeve<F2>, <F6>                                                37,500           1.7%
Kerry K. Brown<F2>, <F6>                                                14,500           <F*>
All directors and executive officers as a group (6 persons)<F7>      1,167,766          51.1%

<F*> Less than 1%.

<F1> Applicable ownership percentage is based on 2,239,167 Shares outstanding as of April 8,


     1999, together with applicable options for such shareholders. Beneficial ownership is determined in accordance with the rules of the Commission and includes voting and investment power with respect to the Shares.

<F2> The address for this person is 904 East 10th Avenue, McMinnville,
     Oregon 97128.

<F3> Includes 47,520 Shares held by Mr. Bogh's children for which Mr.
     Bogh has sole voting power pursuant to a voting agreement dated April 15, 1995.

<F4> Includes 9,000 Shares held by Mr. Nelson's wife for which Mr.
     Nelson is deemed to be the beneficial owner, but over which Mr. Nelson disclaims voting and disposition power.

<F5> Includes 2,500 Shares held by Mr. Reimann's wife, 5,000 Shares held by the JVR, Inc., Pension & Profit Sharing Plan and 7,500 Shares subject to options granted pursuant to the Stock Option Plan and exercisable within sixty days of April 8, 1999.

<F6> Includes 7,500 Shares subject to options granted pursuant to the
     Stock Option Plan and exercisable within sixty days of April 8, 1999.

<F7> Includes 54,166 Shares subject to options granted pursuant to the
     Stock Option Plan and exercisable within sixty days of April 8, 1999.

                            CHANGES IN CONTROL

        No change in control of the registrant has occurred as of the date of this filing.

        The Offer is described in the Current Report on Form 8-K filed by the Company with the Commission on April 13, 1999, in the Schedule 14D-1 filed by Dash with the Commission as of April 13, 1999 and the exhibits incorporated therein, and in the Schedule 14D-9 filed by the registrant with the Commission as of April 13, 1999 and the exhibits incorporated therein. The Schedule 14D-9 and the Schedule 14D-1 are collectively referred to herein as the "Regulatory Filings." The Regulatory Filings are being made available to the stockholders of the registrant by mail and are otherwise available on request from the offices of the registrant or Dash.

        If the Tender Offer is consummated as described in the Stock Purchase Agreement and the Regulatory Filings, a change in control of the registrant will occur as described therein. The persons acquiring control; the amount of consideration used by those persons; the basis of control; the percentage of voting securities of the registrant to be acquired by the persons acquiring control; and the identity of the persons from whom control would be assumed, are described in the Regulatory Filings. The source of funds used for the acquisition of control is the cash reserves of Dash.

                     DIRECTORS AND EXECUTIVE OFFICERS

        DASH DESIGNEES

        The Stock Purchase Agreement provides that the following persons have been selected as Dash Designees. The following sets forth certain information with respect to the Dash Designees based on information in the Offer to Purchase and otherwise based on information supplied to the Company by Dash, including their names, ages, principal occupations for the past five years, and their directorships with other corporations.


                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
     NAME          AGE                      AND FIVE-YEAR EMPLOYMENT HISTORY
Marvin S. Wool     70        Director, Chief Executive Officer and Chairman of the Board of
                             Dash since 1973. Mr. Wool is also a director of Allegiant
                             Bancorp, Inc. Mr. Wool's principal place of business is
                             located at 2500 Adie Road, Maryland Heights, Missouri 63043.

Gregory J. Divis   58        Director of Dash since 1988. Senior Vice President --
                             Subsidiaries of Dash since 1995. Vice President --
                             Subsidiaries of Dash from 1990 to 1995. Mr. Divis' principal place of business is located at 2500 Adie Road, Maryland
                             Heights, Missouri 63043.

Paul Gilson        51        Senior Vice President, Chief Operating Officer and Secretary
                             of the Company since 1996. Secretary and Treasurer of the
                             Company 1995-1996. Vice President of Operations of the Company
                             1990-1995. Mr. Gilson's principal place of business is located at 904 East 10th Avenue, McMinnville, Oregon 97128.


     CURRENT DIRECTORS

     The following table sets forth, as of April 8, 1999, the ages and certain other information with respect to the current directors of the Company.

NAME                    AGE             DIRECTOR
                                         SINCE
Ronald L. Bogh          55                1985

Jerry K. Brown          50                1994

Edward DeRaeve          46                1995

Douglas C. Nelson       60                1988

James V. Reimann        58                1994

     RONALD L. BOGH founded the Company in 1985 and was named President of the Company at that time. He became Chairman of the Board in 1995 and Chief Executive Officer in 1996.

     JERRY K. BROWN is an attorney and the sole shareholder in the law firm of Jerry K. Brown, P.C., in McMinnville, Oregon. Mr. Brown is a member of the Compensation Committee.

     EDWARD DERAEVE is the owner of D-N-D Electrical in McMinnville, Oregon, which he founded in 1984. Mr. DeRaeve is a member of the Compensation Committee.

     DOUGLAS C. NELSON joined the Company in 1988 as Director,
Executive Vice President -- Finance, and Chief Financial Officer. In May 1996 he was named Vice Chairman of the Board. In January 1998 he was named Vice Chairman of the Board and ceased to be an employee of the Company.

     JAMES V. REIMANN is President of JVR, Inc., a real estate brokerage and development company. He is also Vice President and a real estate broker at Pacific Management, Inc., an Oregon corporation specializing in property management. Mr. Reimann is a member of the Compensation Committee.

     There are no family relationships among any of the Company's officers or directors.

     MEETINGS OF THE BOARD; COMMITTEES

     The Board of Directors held 5 regular and 4 special meetings during the calendar year ended April 8, 1999. The Board has a Compensation Committee consisting of Messrs. Brown, DeRaeve and
Reimann; the Compensation Committee holds regular meetings annually.

                          EXECUTIVE OFFICERS

     The following table identifies the current executive officers of the Company, the positions in which they serve, and the year in which they began serving in their respective capacities. Officers of the Company are elected by the Board at the meeting of the Board of Directors immediately following the annual meeting of the stockholders to hold office until their successors are elected and qualified.

--------------------------------------------------------------------------------------------------
NAME                    AGE                  CURRENT POSITION               POSITION HELD SINCE
--------------------------------------------------------------------------------------------------
Ronald L. Bogh          55          Chairman of the Board, President                1996
                                    and Chief Executive Officer

--------------------------------------------------------------------------------------------------
Paul M. Gilson          51          Senior Vice President,                          1998
                                    Chief Operating Officer and Secretary
--------------------------------------------------------------------------------------------------

    For biographical information of Mr. Bogh, see "Directors," above. For biographical information of Mr. Gilson, see "Dash Nominees," above.

         CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

    During 1998 the Company paid a total of $206,947 to a contracting firm owned by Mr. DeRaeve, a Director of the Company, for capital improvements to its plant. The Company also paid $2,255 to Mr. Brown, a Director and an attorney, for legal services he provided to the Company.

    To the best knowledge and belief of the Company all related party transactions were conducted at arms' length rates and conditions.

       SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires that the Company's executive officers and directors, and persons owning more than ten percent of any class of the Company's registered securities file reports of ownership and changes in ownership with the Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, Directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons, the Company believes that, for the fiscal year ended December 31, 1998, all executive officers, Directors and greater than 10% shareholders complied with all applicable filing requirements except for the following: Mr. Doug Nelson, a Director of the Company, failed to timely file two reports on Form 4, Statement of Changes in Beneficial Ownership, relating to the sale of shares, and Mr. Bogh, an officer and Director of the Company and Mr. Reimann, a Director of the Company each failed to timely file one report on Form 4, Statement of Changes in Beneficial Ownership, relating to the sale of shares.

                        EXECUTIVE COMPENSATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

    The following table provides certain summary information concerning compensation awarded to, earned by or paid to the Company's Chief Executive Officer and other executive officers of the Company whose total annual salary and bonus exceeded $100,000 (collectively, the "Named Executive Officers") for fiscal years 1998, 1997 and 1996.

                                    SUMMARY COMPENSATION TABLE

                                                     ANNUAL COMPENSATION

                                                                                          STOCK
                                                                     OTHER ANNUAL        OPTIONS        ALL OTHER
NAME                            YEAR        SALARY        BONUS      COMPENSATION        GRANTED      COMPENSATION
Ronald L. Bogh<F1>              1998       $140,184                                                       2,008

                                1997        140,184                                                       6,378

                                1996        140,184                                                       6,961

        <F1> Amounts include Company-paid premiums on a life insurance policy benefiting Mr. Bogh.

        <F2> No other individuals earned more than $100,000 in 1998, 1997 or 1996.


        STOCK OPTIONS

        There were no stock options granted under the Company's 1995 Stock Option Plan during 1998 to the Named Executive Officer. The Named
Executive Officer did not exercise any stock options during 1998, nor does he hold any stock options at December 31, 1998.

              EMPLOYMENT AND CHANGE IN CONTROL AGREEMENTS

        TERMINATION AGREEMENT

        In January 1998, the Company signed a Non-Competition, Price Guaranty and Release Agreement (the "Guaranty and Release Agreement") with Mr. Doug Nelson, the Company's former Chief Financial Officer. Mr. Nelson remains on the Board of Directors. Pursuant to the Guaranty and Release Agreement, the Company is required to pay Mr. Nelson an amount equal to the difference between the gross selling price per share of the Company's Common Stock for up to 2,000 shares per month and $4.00 per share for each share sold at less than $4.00 per share. The maximum amount that the Company is obligated to pay Mr. Nelson is $59,000 in any given calendar year. As of December 31, 1998, Mr. Nelson held 420,000 shares of the Company's Common Stock. During 1998, Mr. Nelson sold 21,000 shares of the Company's common Stock and the Company paid Mr. Nelson a total of $10,875 during 1998 under the Guaranty and Release Agreement. The Guaranty and Release Agreement was amended to allow Mr. Nelson to sell an additional 3,000 shares thereunder during 1999. The maximum amount to be paid to Mr. Nelson under the Guaranty and Release Agreement in 1999 remains at $59,000.

        The Company has no other employment contracts or termination agreements with any of its executive officers.

        In the event of a change in control of the Company, unless otherwise determined by the Board of Directors prior to the occurrence of such change in control, any options or portions of such options outstanding as of the date such change in control is determined to have occurred, that are not yet fully vested on such date, shall become immediately exercisable in full. The Board has determined not to accelerate the vesting of stock options that otherwise would result from this change in control.

                   DIRECTOR COMPENSATION

        Non-employee, non-salaried directors receive $250 per meeting they attend where official Board action is taken, including special meetings, annual meetings and telephonic meetings, plus out-of-pocket expenses associated with attending such meetings. In addition, Mr. Nelson received $3,613 for health insurance premiums and $2,701 for life insurance premiums paid by the Company for Mr. Nelson's benefit.
Employee, salaried directors receive no additional compensation beyond their salaries for attending any Board meetings.



SUBMITTED BY THE BOARD OF DIRECTORS

Ronald L. Bogh
Jerry K. Brown
Edward DeRaeve
Douglas C. Nelson
James V. Reimann

                             EXHIBIT F
            FORM OF EMPLOYMENT AGREEMENT OF MR. BOGH

                        EMPLOYMENT AGREEMENT


     THIS EMPLOYMENT AGREEMENT, dated as of the _____ day of __________ 1999, by and between RB RUBBER PRODUCTS, INC. (hereinafter referred to as "Employer" and which, together with its parent company, Dash Multi-Corp, Inc., and any other subsidiaries of Dash Multi-Corp, Inc., are called the "Company" herein) and RONALD BOGH (hereinafter referred to as "Employee").

     WHEREAS, The Company is desirous of having Employee employed by Employer in an executive capacity and Employee wishes to be employed by Employer in such capacity;

     NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, the parties hereto mutually agree as follows:

     1. EMPLOYMENT. Employer hereby employs Employee in an executive capacity, and Employee hereby accepts such employment and agrees to perform for Employer the duties described herein, faithfully, diligently and to the best of his ability. Employee will be employed to act as the President of Employer.

     2. TERM OF EMPLOYMENT. Employee's employment hereunder shall become effective on the _____ day of _______________ 1999 and shall have a term of three (3) years. Upon mutual agreement between Employee, Employer and Company, said Agreement may be extended beyond the term of employment in Paragraph 2. All employment under this Agreement shall be subject to the Termination provisions of Paragraph 9 hereunder.

     3. DUTIES. Employee agrees to devote his time and attention to the business and affairs of Employer and to use his best efforts to promote the interests of Employer as directed by the Employer, with direction from or as assigned by the Company. Employee agrees to carry out such duties as required to perform his job, assigned or directed by Employer or Company, or mutually agreed on between Employee, Employer and Company.

     4.   COMPENSATION.
          (a) Employer will pay Employee for services rendered hereunder as President with a compensation at the rate of: (i) Year One, one hundred sixty thousand eight hundred dollars and no cents ($160,800.00) per annum;
               (ii) Year Two, one hundred seventy thousand four hundred dollars and no cents ($170,400.00) per annum; Year Three, one hundred eighty thousand dollars and no cents ($180,000.00) per annum; payable in equal monthly installments, at the end of each month.
          (b) The compensation rate described in Section 4(a) may be increased at the sole discretion of the Employer, as directed by the Company.
          (c) In addition to the compensation in Section 4(a) of this Agreement, Employee, while employed by Employer pursuant to this Agreement, shall be provided with the use of a company owned vehicle and reimbursement of all expenses in connection with the use of the aforementioned vehicle. In return, Employee agrees to comply with all policies and procedures of the Employer for use of said vehicle and expenses. Upon termination of this Agreement, Employee has the right to purchase the company owned vehicle at the then prevailing book value.

          (d) Payments to Employee pursuant to this Agreement shall be subject to any applicable Federal, State and Local withholdings.

     5. BENEFITS. During the term of this Agreement, Employer shall furnish to Employee:
          (a) Medical and Health Care Coverage as provided to the employees of the Employer under the terms and conditions of those Plans as they currently exist, or may exist from time to time during the term of this Agreement.
          (b) Life Insurance as provided to the employees of the Employer under the terms and conditions of those Plans as they currently exist or may exist from time to time during the term of this Agreement.
          (c) Current Life Insurance Policies with The Guardian Life Insurance Company under policy numbers 3326661, 3340193, 3363011, and 3388094, will continue in force under their current terms and conditions. Employer guarantees that upon attaining age sixty-five (65), Employee will have a cash value for these policies of one hundred fifty thousand dollars ($150,000.00), including the value of any Employee loans.
          (d) Employer, as directed by the Company, has the right to terminate life insurance policies 3908036 and 3913470 issued by The Guardian Life Insurance Company, upon thirty (30) days written notice to Employee. Prior to the expiration of this thirty (30) day notice period, Employee has the option of assuming the ownership and premium payments for the aforementioned life insurance policies.
          (e) Employer to pay Michelbook Country Club monthly dues for a period of three (3) years commencing on _____ day of ________________ 1999 with a current cost of one hundred seventy-seven dollars ($177.00) per month.
          (f) Terms and Conditions of any and all benefits now provided or may be provided are at the sole discretion of the Employer as directed by the Company. The Employer, with the consent and direction of the Company, maintains the right to modify, add to, or terminate these programs at any time. Provided that changes to (a) and (b) are done judiciously, and (c) and (e) with comparable benefits.

     6. BONUS. Company to provide a "Base Return Plan" patterned after the other Company subsidiaries (attached Addendum A). In the event Employee is terminated under the conditions set forth in Section 9 of this Agreement, Employee shall participate in the "Base Return Plan" for the year of termination. In such circumstances, Employee would receive a pro rated share based on the total number of months employed during the Base Return Year of termination. Should Employee be deceased during a Base Return Year, Employer will assume Employee worked the full Base Return Year. Base Return Year is defined as the Employer's fiscal year.

     7. EXPENSES. Employer will reimburse Employee for all reasonable expenses properly incurred by Employee in furtherance of or in connection with the business of Employer, upon submission of such vouchers, received or other evidence as may reasonably be required by Employer or Company.

     8.   CONFIDENTIALITY AGREEMENT.
          On or before ______ day of _____________ 1999, Employee will duly execute a mutually agreed upon Confidentiality Agreement between the Employee and Employer (attached Addendum B). Both Employee and Employer agree that said Confidentiality Agreement when executed shall stand alone, and shall be performed in accordance with its own terms and provisions, and that the obligations of

          Employee under said Confidentiality Agreement shall not be affected in any way by the termination of this Agreement.

     9. TERMINATION. Upon furnishing of notice to the Employee, the Employer at the direction of the Company may terminate the employment of the Employee for cause, as determined by the Employer or Company at their discretion, at any time during the Employment period by reason of the Employee's (i) neglect of his duties hereunder, (ii) breach of or negligence with respect to his obligations under this Agreement, (iii) engaging in misconduct deemed inconsistent with the Employer's best interest, (iv) the Employee's commission of an act constituting common law fraud or a felony, or (v) the entering a plea of nolo contendere to a charge of a felony or a misdemeanor involving moral turpitude.

     10. MODIFICATION AND CONSTRUCTION. This Agreement embodies the entire Agreement between the parties and there have not been and are no agreements, representations or warranties between the parties other than those set forth or provided for herein. The paragraph headings in this Agreement are inserted for convenience only. This Agreement shall not be changed or modified in whole or in part except by a supplemental written agreement signed by both parties. The failure by any party to insist upon strict compliance by the other party with respect to any of the terms or conditions hereof shall not be deemed a waiver of any such term or condition, nor shall any waiver or relinquishment of any right or power hereunder, at one or more times, be deemed a waiver or relinquishment of such right or power at any other time or times. This Agreement shall be governed and construed by the laws of the State of Oregon, without reference to choice of law principles.

     11. TERMINATION OF AGREEMENT. Upon termination of this Agreement for any reason by either party, whether before the expiration date or by death, the Employment Agreement for position of business technician (attached Addendum C) shall immediately become in full force and effect without delay.

     12. POLICIES. Employee agrees to comply with all current policies and procedures of the Employer that exist for the employees of the Employer or may exist for the employees of the Employer during the term of this Agreement. Employee further agrees to comply with all policies and procedures as directed or assigned by Company during the term of this Agreement.

     13. SEVERABILITY. The invalidity or un-enforceability of a particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be enforced in all respects to the fullest extent permitted by applicable law.

     14. ASSIGNMENT, BENEFIT AND BINDING EFFECT. This Agreement shall not be assignable by RB Rubber Products except that Dash may assign this Agreement to any of its subsidiaries, whether current or hereafter acquired or formed; provided, however, no such assignment shall require Employee to relocate as long as RB Rubber Products is a functioning operation in McMinnville, Oregon. Upon proper assignment all of the rights and obligations of RB Rubber Products shall inure to the benefit of and be binding upon such subsidiary in place of RB Rubber Products, which shall thereupon be released therefrom. This Agreement shall inure to the benefit of and be binding upon RB Rubber Products, its successors and assigns, and Employee, his heirs, legal representatives and assigns.

                       * * * * * * * * * * *

                                     RB RUBBER PRODUCTS, INC.

ATTEST:
                                     BY:_______________________________
_______________________________
                    Secretary

                                     EMPLOYEE
[SEAL]
                                     __________________________________
                                     Ronald Bogh






    Employment Agreement for Ronald Bogh signature page
                        page 4 of 4

                         ADDENDUM A

                  RB RUBBER PRODUCTS, INC.
                      BASE RETURN PLAN
                       25%, 30%, 35%



                          I. 25%

PTP  = Pre Tax Profit
BRL  = Base Return Level (Assigned By Company)
B    = Bonus
BE   = Employee Performance Bonus
Be   = All employees (including Employee)


    B = 0.25[(PTP - BRL) - B]
    B = 0.25(PTP - BRL) - 0.25B
1.25B = 0.25(PTP - BRL)
    B = 0.20(PTP - BRL)

    B = BE + Be
   BE = 0.05(PTP - BRL)
   Be = 0.15(PTP - BRL)

                          II. 30%

Maximum amount of Bonus for Employee under formula "Be" in aforementioned I.


                          III. 35%

Maximum percentage that Base Return Level can increase for the next year.

                         ADDENDUM B

                  RB RUBBER PRODUCTS, INC.
                 CONFIDENTIALITY AGREEMENT


In consideration of my employment or continued employment in any capacity by RB Rubber Products, Inc. (which together with any subsidiaries of Dash Multi-Corp are called the "Company" herein) and in consideration of the salary, wages or other compensation paid for my services in the course of such employment, I agree:

     (A) To communicate promptly to the Company all inventions, discoveries and improvements (whether or not they are patentable) conceived or reduced to practice by me, solely or in collaboration with others, from the time of entering the Company's employ until I leave,
(1) which are useful in the business, work or investigations of the Company, or (2) which result from or are suggested by any work which I may do for or on behalf of the Company. If an application for patent for any such invention, discovery or improvement be made by me within six (6) months after I leave the Company's employ, such invention, discovery or improvement shall be presumed to have been conceived during the period of my employment.

     (B) To assist the Company during and subsequent to such employment in every proper way (without charge to the Company but at its expense) to obtain patents or otherwise protect such inventions, discoveries and improvements in any and all countries against appropriation by others; all such inventions, discoveries and improvements (whether patented or not) and any patents that may issue thereon to be the sole and exclusive property of the Company and being hereby assigned thereto; and for the purpose of this clause to execute and do all such documents, acts and things as the Company may deem necessary or desirable.

     (C) To make and maintain adequate and current written records of all such inventions, discoveries and improvements, in the form of notes, sketches, drawings, or reports relating thereto, which records shall be and remain the property of and available to the Company at all times.

     (D) Except as the Company may otherwise consent in writing not to disclose or to discuss with others outside the Company at any time (except as my company duties may require) during my employment, any information, knowledge or data of a confidential nature I may receive during the course of my employment relating to the Company's and/or the Company's customers' business procedures, formulae, methods, machines, manufactures, compositions, inventions, discoveries, improvements or other matters of a confidential nature. (The aforesaid term "confidential" is used in its ordinary sense and does not refer to any governmental security classification.)

     (E) To notify the Company in writing before I make any disclosure or perform or cause to be performed any work for or on behalf of the Company which appears to threaten conflict with:

     (1)  rights I claim in any invention, discovery, or improvement -

          (a)  made by me or others prior to my employment, or

          (b)  otherwise outside the scope of this agreement

     (2)  rights of others arising out of obligations incurred by me -

          (a)  prior to this agreement, or

          (b)  otherwise outside the scope of this agreement

In the event of my failure to give notice under the circumstances specified in (1) of the foregoing, the Company may assume that no such conflicting invention, discovery or improvement exists, and I agree that I will make no claim with respect thereto.

     (F) During and after termination (for any reason) of my employment with the Company, for a period of one (1) year from the time my employment with the Company ceases, I will maintain the confidentiality of trade secrets, customer lists, technical data and other information not in the public domain obtained from or made available to me by the Company and/or customers and/or suppliers of the Company in the course of my employment by the Company; and I will not utilize such information for my individual gain or benefit. Furthermore, I agree to indemnify and hold harmless the Company against any legal liability or damages suffered by it as a result of my breach of this clause or clause (D) above.

     (G) During and after termination (for any reason) of my employment with the Company, I will not, whether through any individual, firm or corporation, or otherwise, become engaged in the development, sales, marketing or management for any individual, firm, or corporation engaged in the development, manufacture or sales of products similar to those developed, manufactured, or sold by the Company for a period of three (3) years from the time my employment with the Company ceases.

     (H) I acknowledge that (a) the separate and distinct promises in this Agreement are reasonable and necessary in order to protect the Company's legitimate business interest; (b) any violation would result in irreparable injury to the Company; and (c) the enforcement of a remedy by way of injunction would not prevent me from earning a living. In the event the Company incurs expenses to retain attorneys to enforce this Agreement, I promise to pay all costs, court costs, fees and expenses of enforcement, including actual attorneys fees, whether or not litigation be commenced.

     (I) It is the intention of the parties to restrict my activities only to the extent necessary for the protection of the Company's legitimate business interest. If any one or more of the promises contained in this Agreement shall for any reason be held to be excessively broad as to time, activity or subject, it shall be construed by limiting and reducing it so as to be enforceable to the extent compatible with the applicable law.

     (J) The Company's failure to exercise any of its rights in the event I breach any of the separate and distinct promises in this Agreement shall not be construed as a waiver of such breach or prevent the Company from later enforcing strict compliance with any and all promises in this Agreement.

     (K) In the event any one or more provisions contained in this Agreement or any application shall be invalid, illegal, or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions of this Agreement and any other application shall not in any way be affected or impaired.

     (L) This Agreement is binding upon and shall benefit the Company, its successors and assigns, and my heirs, executors, administrators and legal representatives.

     (M) The Agreement contains the parties' complete understanding, and there are no other agreements, oral or written, pertaining to the subject matter of this Agreement. Any amendments to this Agreement must be in writing and signed by the parties.

     (N) In order to preserve the Company's rights under this Agreement, the Company may advise any third party with whom I may consider, establish, or contract a relationship, the existence of this Agreement and its terms, and the Company shall have no liability for doing so.

     (O) By providing me with this Agreement, the company does not guarantee or otherwise alter my at-will employment status. I am otherwise free to voluntarily resign from employment and the Company continues to maintain the complete right to terminate this employment relationship, without notice and without recourse; however, the terms of this Agreement will apply after such termination, as applicable.

     (P) In the event the Employer terminates Employee for cause, the laws of the State of Missouri shall apply as to the application and interpretation of this document. In the event the Employee rescinds or otherwise voluntarily terminates his employment the laws of the State of Oregon shall apply as to the application interpretation of this document. The Company and I submit exclusively to the jurisdiction of the courts of St. Louis County, State of Missouri for the purpose of deciding any questions, disputes, causes, whether for injunctive relief or otherwise, arising under this Agreement, and the Secretary of State of the State of Missouri is hereby designated as my agent for service of process for any actions commenced under or to enforce this Agreement in the courts of St. Louis County, State of

Missouri, provided that a copy of such notice shall be mailed to me at my last known address.

     (Q) ACKNOWLEDGEMENT. BY SIGNING THIS AGREEMENT, I ACKNOWLEDGE THAT I HAVE READ IT, THAT I UNDERSTAND AND INTEND TO FULFILL EACH AND EVERY ONE OF THE PROMISES IN THIS AGREEMENT, THAT I UNDERSTAND THIS IS A LEGALLY BINDING AGREEMENT, AND THAT I HAVE RECEIVED A COPY OF THIS AGREEMENT.

     The parties have executed this Agreement as of                 ,
                                                    ----------------
1999.



                                     -----------------------------
                                     (Employee's Signature)



                                     By:
------------------------------          --------------------------
WITNESS                                      "The Company"


     /     /
----- ----- -----
DATE

                         ADDENDUM C

            CONTINUANCE OF EMPLOYMENT AGREEMENT


     THIS CONTINUANCE OF EMPLOYMENT AGREEMENT, dated as of the _____ day of ______________________ 1999, by and between RB RUBBER PRODUCTS, INC. (hereinafter referred to as "Employer" and which, together with its parent company, Dash Multi-Corp, Inc., and any other subsidiaries of Dash Multi-Corp, Inc., are called the "Company" herein) and RONALD BOGH, his successors and assigns (hereinafter jointly referred to as "Employee").

     WHEREAS, The Company is desirous of having Employee employed by Employer in the capacity of a business technician and Employee wishes to be employed by Employer in such capacity;

     NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, the parties hereto mutually agree as follows:

     1. EMPLOYMENT. Employer hereby employs Employee in the capacity of business technician, and Employee hereby accepts such employment and agrees to perform for Employer the duties described herein, faithfully, diligently and to the best of his ability.

     2. TERM OF EMPLOYMENT. Employee's employment hereunder shall become effective upon the termination of the Employment Agreement attached hereto as Addendum A and shall continue until the 31st day of December 2008. All employment under this Agreement shall be subject to the Termination provisions of Paragraph 9 hereunder.

     3. DUTIES. Employee agrees to devote his time and attention to the business as a technical advisor to operational and management functions of the Employer as directed by the Employer, with direction from or as assigned by the Company. Employee agrees to carry out such duties as required to perform his job, assigned or directed by Employer or Company, or mutually agreed on between Employee Employer and Company. Employer shall not require of Employee a minimum number of hours to perform the duties of this Agreement.

     4.   COMPENSATION.
          (a) Employer will pay Employee for services rendered hereunder as a business technician with a compensation at the rate of sixty thousand dollars and no cents ($60,00.00) per annum during the term of this Agreement payable in equal monthly installments, at the end of each month.
          (b) Payments to Employee pursuant to this Agreement shall be subject to any applicable Federal, State and Local withholdings.

     5. BENEFITS. During the term of this Agreement, Employer shall furnish to Employee:
          (a) Medical and Health Care Coverage as provided to the employees of the Employer under the terms and conditions of those Plans as they currently exist, or may exist during the term of this Agreement.
          (b) Employee waives any and all benefits not stipulated to in this Agreement.

          (c) Current Life Insurance Policies with The Guardian Life Insurance Company under policy numbers 3326661, 3340193, 3363011, and 3388094, will continue in force under their current terms and conditions.
          (d) Employer, as directed by the Company, has right to terminate life insurance policies 3908036 and 3913470 issued by The Guardian Life Insurance Company, upon thirty (30) days written notice to Employee. Prior to the expiration of this thirty (30) day notice period, Employee has the option of assuming the ownership and premium payment for the aforementioned life insurance policy.
          (e) Upon the conclusion of this Agreement, Employer will reimburse Employee for the cost of Supplemental Medicare Insurance, not to exceed three hundred dollars ($300.00) per month, provided Employee pays for Medicare Part B.
          (f) Terms and Conditions of any and all benefits now provided or may be provided are at the sole discretion of the Employer as directed by the Company. The Employer, with the consent and direction of the Company, maintains the right to modify, add to, or terminate these programs at any time. Provided that changes to (a) are done judiciously, and (c) and (e) with comparable benefits.

     6.   CONFIDENTIALITY AGREEMENT.
          On or before ______ day of __________________ 1999, Employee will duly execute a mutually agreed upon Confidentiality Agreement between the Employee and Employer (attached Addendum B). Both Employee and Employer agree that said Confidentiality Agreement when executed shall stand alone, and shall be performed in accordance with its own terms and provisions, and that the obligations of Employee under said Confidentiality Agreement shall not be affected in any way by the termination of this Agreement.

     7. TERMINATION. Upon furnishing of notice to the Employee, the Employer, at the direction of the Company, may terminate the employment of the Employee for cause, as determined by the Employer or Company at their discretion, at any time during the employment period by reason of the Employee's (i) commission of an act constituting common law fraud or a felony, or (ii) entering a plea of nolo contendere to a charge of a felony or a misdemeanor involving moral turpitude.

     8. MODIFICATION AND CONSTRUCTION. This Agreement embodies the entire Agreement between the parties and there have not been and are no agreements, representations or warranties between the parties other than those set forth or provided for herein. The paragraph headings in this Agreement are inserted for convenience only. This Agreement shall not be changed or modified in whole or in part except by a supplemental written agreement signed by both parties. The failure by any party to insist upon strict compliance by the other party with respect to any of the terms or conditions hereof shall not be deemed a waiver of any such term or condition, nor shall any waiver or relinquishment of any right or power hereunder, at one or more times, be deemed a waiver or relinquishment of such right or power at any other time or times. This Agreement shall be governed and construed by the laws of the State of Oregon, without reference to choice of law principles.

     9. SUCCESSION OF AGREEMENT. In the event Employee is unable to fulfill the terms of this Agreement due to death, or total disability as determined by the Social Security Administration, the surviving spouse, if any, will immediately assume the position of business technician for the remaining term of the Agreement provided she duly executes Employer's Confidentiality Agreement. Aforementioned spouse may, at any time during the term of this Agreement, decline by written notification to Employer and Company the Succession and all terms of this Agreement.


     10. POLICIES. Employee agrees to comply with all current policies and procedures of the Employer that exist for the employees of the Employer or may exist for the employees of the Employer during the term of this Agreement. Employee further agrees to comply with all policy and procedures as directed or assigned by Company during the term of this Agreement.

     11. SEVERABILITY. The invalidity or un-enforceability of a particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be enforced in all respects to the fullest extent permitted by applicable law.

     12. ASSIGNMENT, BENEFIT AND BINDING EFFECT. This Agreement shall not be assignable by RB Rubber Products except that Dash may assign this Agreement to any of its subsidiaries, whether current or hereafter acquired or formed; provided, however, no such assignment shall require Employee to relocate. Upon proper assignment all of the rights and obligations of RB Rubber Products shall inure to the benefit of and be binding upon such subsidiary in place of RB Rubber Products, which shall thereupon be released therefrom. This Agreement shall inure to the benefit of and be binding upon RB Rubber Products, its successors and assigns, and Employee, his heirs, legal representatives and assigns.

                * * * * * * * * * * * * * * * * * * *



                                     RB RUBBER PRODUCTS, INC.

ATTEST:
                                     BY:_______________________________

_______________________________
                     Secretary

                                     EMPLOYEE

[SEAL]
                                     __________________________________
                                     Ronald Bogh





    Employment Agreement for Ronald Bogh  signature page
                        page 3 of 3

                             EXHIBIT G
           FORM OF EMPLOYMENT AGREEMENT OF MR. GILSON

                        EMPLOYMENT AGREEMENT


     THIS EMPLOYMENT AGREEMENT, dated as of the _______ day of ________ 1999, by and between RB RUBBER PRODUCTS, INC. (hereinafter referred to as "Employer" and which, together with its parent company, Dash Multi-Corp, Inc., and any other subsidiaries of Dash Multi-Corp, Inc., are called the "Company" herein) and PAUL GILSON (hereinafter referred to as "Employee").

     WHEREAS, The Company is desirous of having Employee employed by Employer in an executive capacity and Employee wishes to be employed by Employer in such capacity;

     NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, the parties hereto mutually agree as follows:

     1. EMPLOYMENT. Employer hereby employs Employee in an executive capacity, and Employee hereby accepts such employment and agrees to perform for Employer the duties described herein, faithfully, diligently and to the best of his ability. Employee will be employed to act as the Chief Operating Officer and Senior Vice President for Employer.

     2. TERM OF EMPLOYMENT. Employee's employment hereunder shall become effective on the _____ day of _______________ 1999 and shall have a term of four (4) years. All employment under this Agreement shall be subject to the Termination provisions of Paragraph 9 hereunder.

     3. DUTIES. Employee agrees to devote his time and attention to the business and affairs of Employer and to use his best efforts to promote the interests of Employer as directed by the Employer, with direction from or as assigned by the Company. Employee agrees to carry out such duties as required to perform his job, assigned or directed by Employer or Company, or mutually agreed on between Employee, Employer or Company.

     4.   COMPENSATION.
          (a) Employer will pay Employee for services rendered hereunder as Chief Operating Officer and Senior Vice President with a compensation at the rate of: (i) Year One, one hundred fourteen thousand dollars and no cents ($114,00.00) per annum; (ii) Year Two, one hundred twenty thousand dollars and no cents ($120,000.00) per annum; Year Three, one hundred twenty-six thousand dollars and no cents ($126,000.00) per annum; Year Four, one hundred thirty-two thousand dollars and no cents ($132,000.00) payable in equal monthly installments, at the end of each month.
          (b) The compensation rate described in Section 4(a) may be increased at the sole discretion of the Employer, as directed by Company.
          (c) In addition to the compensation in Section 4(a) of this Agreement, Employer will continue with lease payments on 1998 Lincoln Navigator for Employee use, and reimbursement of all expenses in connection with the use of the aforementioned vehicle. In return, Employee agrees to comply with all policies and procedures of the Employer for use of said vehicle and expenses. Upon the lease expiration Employee will be furnished a company vehicle comparable to and under the same policies and procedures as the Company. Employer reserves the right to purchase the aforementioned vehicle and provide same to Employee as an Employer owned vehicle.

          (d) Payments to Employee pursuant to this Agreement shall be subject to any applicable Federal, State and Local withholdings.

     5. BENEFITS. During the term of this Agreement, Employer shall furnish to Employee:
          (a) Medical and Health Care Coverage as provided to the employees of the Employer under the terms and conditions of those Plans as they currently exist, or may exist during the term of this Agreement.
          (b) Life Insurance as provided to the employees of the Employer under the terms and conditions of those Plans as they currently exist or may exist during the term of this Agreement.
          (c) Current Life Insurance Policy with The Guardian Life Insurance Company under policy number 3909092, will continue in force under their current terms and conditions of that Plan as it currently exist.
          (d) Employer as directed by the Company has the right to terminate life insurance policy 3909094 issued by The Guardian Life Insurance Company, upon thirty (30) day written Notice to Employee. Prior to the expiration of this thirty (30) day notice period, Employee has option of assuming the ownership and premium payment for the aforementioned life insurance policy.
          (e) Terms and Conditions of any and all benefits now provided or may be provided are at the sole discretion of the Employer as directed by the Company. The Employer, with the consent and direction of the Company, maintains the right to modify, add to, or terminate these programs at any time.

     6. BONUS. Company to provide a "Base Return Plan" patterned after that of the other Company subsidiaries.

     7. EXPENSES. Employer will reimburse Employee for all reasonable expenses properly incurred by Employee in furtherance of or in connection with the business of Employer upon submission of such vouchers, received or other evidence as mayreasonably be required by Employer or Company.

     8.   CONFIDENTIALITY AGREEMENT.
          On or before _____ day of ________________ 1999, Employee will duly execute a mutually agreed upon Confidentiality Agreement between the Employee and Employer (attached Addendum A). Both Employee and Employer agree that said Confidentiality Agreement when executed shall stand alone, and shall be performed in accordance with its own terms and provisions, and that the obligations of Employee under said Confidentiality Agreement shall not be affected in any way by the termination of this Agreement.

     9. TERMINATION. Upon furnishing of notice to the Employee, the Employer at the direction of the Company may terminate the employment of the Employee for cause, as determined by the Employer or Company at their discretion, at any time during the Employment period by reason of the Employee's (i) neglect of his duties hereunder, (ii) breach of or negligence with respect to his obligations under this Agreement, (iii) engaging in misconduct deemed inconsistent with the Employer's best interest, (iv) the Employee's commission of an act constituting common law fraud or a felony, or (v) the entering a plea of nolo contendere to a charge of a felony or a misdemeanor involving moral turpitude.

          To the extent Employee challenges the determination of cause, the Employee's exclusive remedy shall be submission of the challenge to arbitration. In the event of arbitration a list of five (5) arbitrators would be requested from the American Arbitration Association. A name shall be struck from the list, with the Employee striking first, until one name remains, who then shall be the arbitrator. If the Employee prevails in the challenge, Employer shall pay the arbitrator's fee and expenses. Otherwise, the arbitrator's fee and expenses shall be shared equally.

     10. MODIFICATION AND CONSTRUCTION. This Agreement embodies the entire Agreement between the parties and there have not been and are no agreements, representations or warranties between the parties other than those set forth or provided for herein. The paragraph headings in this Agreement are inserted for convenience only.
          This Agreement shall not be changed or modified in whole or in part except by a supplemental written agreement signed by both parties. The failure by any party to insist upon strict compliance by the other party with respect to any of the terms or conditions hereof shall not be deemed a waiver of any such term or condition, nor shall any waiver or relinquishment of any right or power hereunder, at one or more times, be deemed a waiver or relinquishment of such right or power at any other time or times. This Agreement shall be governed and construed by the laws of the State of Missouri, without reference to choice of law principles.

     11 POLICIES. Employee agrees to comply with all current policies and procedures of the Employer that exist for the employees of the Employer or may exist for the employees of the Employer during the term of this Agreement. Employee further agrees to comply with all policies and procedures as directed or assigned by Company during the term of this Agreement.

     12. SEVERABILITY. The invalidity or un-enforceability of a particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be enforced in all respects to the fullest extent permitted by applicable law.

     13. ASSIGNMENT, BENEFIT AND BINDING EFFECT. This Agreement shall not be assignable by RB Rubber Products except that Dash may assign this Agreement to any of its subsidiaries, whether current or hereafter acquired or formed, and upon such assignment all of the rights and obligations of RB Rubber Products shall inure to the benefit of and be binding upon such subsidiary in place of RB Rubber Products, which shall thereupon be released therefrom. This Agreement shall inure to the benefit of and be binding upon RB Rubber Products, its successors and assigns, and Employee, his heirs, legal representatives and assigns.

* * * * * * * * * * * * * * *

                                     RB RUBBER PRODUCTS, INC.

ATTEST:
                                     BY:_______________________________

_______________________________
                     Secretary

                                     EMPLOYEE
[SEAL]
                                      ________________________________
                                     Paul Gilson

    Employment Agreement for Paul Gilson signature page
                         page 3of 3

                             ADDENDUM A


                     RB RUBBER PRODUCTS, INC.
                     CONFIDENTIALITY AGREEMENT



In consideration of my employment or continued employment in any capacity by RB Rubber Products, Inc. (which together with any subsidiaries of Dash Multi-Corp are called the "Company" herein) and in consideration of the salary, wages or other compensation paid for my services in the course of such employment, I agree:

     (A) To communicate promptly to the Company all inventions, discoveries and improvements (whether or not they are patentable) conceived or reduced to practice by me, solely or in collaboration with others, from the time of entering the Company's employ until I leave,
(1) which are useful in the business, work or investigations of the Company, or (2) which result from or are suggested by any work which I may do for or on behalf of the Company. If an application for patent for any such invention, discovery or improvement be made by me within six (6) months after I leave the Company's employ, such invention, discovery or improvement shall be presumed to have been conceived during the period of my employment.

     (B) To assist the Company during and subsequent to such employment in every proper way (without charge to the Company but at its expense) to obtain patents or otherwise protect such inventions, discoveries and improvements in any and all countries against appropriation by others; all such inventions, discoveries and improvements (whether patented or not) and any patents that may issue thereon to be the sole and exclusive property of the Company and being hereby assigned thereto; and for the purpose of this clause to execute and do all such documents, acts and things as the Company may deem necessary or desirable.

     (C) To make and maintain adequate and current written records of all such inventions, discoveries and improvements, in the form of notes, sketches, drawings, or reports relating thereto, which records shall be and remain the property of and available to the Company at all times.

     (D) Except as the Company may otherwise consent in writing not to disclose or to discuss with others outside the Company at any time (except as my company duties may require) during my employment, any information, knowledge or data of a confidential nature I may receive during the course of my employment relating to the Company's and/or the Company's customers' business procedures, formulae, methods, machines, manufactures, compositions, inventions, discoveries, improvements or other matters of a confidential nature. (The aforesaid term "confidential" is used in its ordinary sense and does not refer to any governmental security classification.)

     (E) To notify the Company in writing before I make any disclosure or perform or cause to be performed any work for or on behalf of the Company which appears to threaten conflict with:

     (1)  rights I claim in any invention, discovery, or improvement -

          (a)  made by me or others prior to my employment, or

          (b)  otherwise outside the scope of this agreement

     (2)  rights of others arising out of obligations incurred by me -

          (a)  prior to this agreement, or

          (b)  otherwise outside the scope of this agreement

In the event of my failure to give notice under the circumstances specified in (1) of the foregoing, the Company may assume that no such conflicting invention, discovery or improvement exists, and I agree that I will make no claim with respect thereto.

     (F) During and after termination (for any reason) of my employment with the Company, for a period of one (1) year from the time my employment with the Company ceases, I will maintain the confidentiality of trade secrets, customer lists, technical data and other information not in the public domain obtained from or made available to me by the Company and/or customers and/or suppliers of the Company in the course of my employment by the Company; and I will not utilize such information for my individual gain or benefit. Furthermore, I agree to indemnify and hold harmless the Company against any legal liability or damages suffered by it as a result of my breach of this clause or clause (D) above.

     (G) During and after termination (for any reason) of my employment with the Company, I will not, whether through any individual, firm or corporation, or otherwise, become engaged in the development, sales, marketing or management for any individual, firm, or corporation engaged in the development, manufacture or sales of products similar to those developed, manufactured, or sold by the Company for a period of one (1) year from the time my employment with the Company ceases.

     (H) I acknowledge that (a) the separate and distinct promises in this Agreement are reasonable and necessary in order to protect the Company's legitimate business interest; (b) any violation would result in irreparable injury to the Company; and (c) the enforcement of a remedy by way of injunction would not prevent me from earning a living. In the event the Company incurs expenses to retain attorneys to enforce this Agreement, I promise to pay all costs, court costs, fees and expenses of enforcement, including actual attorneys fees, whether or not litigation be commenced.

     (I) It is the intention of the parties to restrict my activities only to the extent necessary for the protection of the Company's legitimate business interest. If any one or more of the promises contained in this Agreement shall for any reason be held to be excessively broad as to time, activity or subject, it shall be construed by limiting and reducing it so as to be enforceable to the extent compatible with the applicable law.

     (J) The Company's failure to exercise any of its rights in the event I breach any of the separate and distinct promises in this Agreement shall not be construed as a waiver of such breach or prevent the Company from later enforcing strict compliance with any and all promises in this Agreement.

     (K) In the event any one or more provisions contained in this Agreement or any application shall be invalid, illegal, or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions of this Agreement and any other application shall not in any way be affected or impaired.

     (L) This Agreement is binding upon and shall benefit the Company, its successors and assigns, and my heirs, executors, administrators and legal representatives.

     (M) The Agreement contains the parties' complete understanding, and there are no other agreements, oral or written, pertaining to the subject matter of this Agreement. Any amendments to this Agreement must be in writing and signed by the parties.

     (N) In order to preserve the Company's rights under this Agreement, the Company may advise any third party with whom I may consider, establish, or contract a relationship, the existence of this Agreement and its terms, and the Company shall have no liability for doing so.

     (O) By providing me with this Agreement, the company does not guarantee or otherwise alter my at-will employment status. I am otherwise free to voluntarily resign from employment and the Company continues to maintain the complete right to terminate this employment relationship, without notice and without recourse; however, the terms of this Agreement will apply after such termination, as applicable.

     (P) The laws of the State of Missouri shall apply as to the application and interpretation of this document. The Company and I submit exclusively to the jurisdiction of the courts of St. Louis County, State of Missouri for the purpose of deciding any questions, disputes, causes, whether for injunctive relief or otherwise, arising under this Agreement, and the Secretary of State of the State of Missouri is hereby designated as my agent for service of process for any actions commenced under or to enforce this Agreement in the courts of St. Louis County, State of Missouri, provided that a copy of such notice shall be mailed to me at my last known address.

     (Q) ACKNOWLEDGEMENT. BY SIGNING THIS AGREEMENT, I ACKNOWLEDGE THAT I HAVE READ IT, THAT I UNDERSTAND AND INTEND TO FULFILL EACH AND EVERY ONE OF THE PROMISES IN THIS AGREEMENT, THAT I UNDERSTAND THIS IS A LEGALLY BINDING AGREEMENT, AND THAT I HAVE RECEIVED A COPY OF THIS AGREEMENT.

     The parties have executed this Agreement as of _______________, 1999.



                                     _______________________________
                                     (Employee's Signature)



__________________________________   By:___________________________
WITNESS                                          "The Company"

______/______/______
DATE

                             EXHIBIT H
           FORM OF NON-COMPETITION AGREEMENT OF MR. NELSON

                        LETTER OF AGREEMENT


      THIS LETTER OF AGREEMENT, dated as of the ______ day of ____________ 1999, by and between RB RUBBER PRODUCTS, INC. (hereinafter referred to as "RB" and which, together with its parent company, Dash Multi-Corp, Inc., and any other subsidiaries of Dash Multi-Corp, Inc., are called the "Company" herein) and DOUGLAS NELSON (hereinafter referred to as "NELSON").

      WHEREAS, The Company is desirous of having Nelson enter into a Letter of Agreement with RB and Nelson wishes to enter into said
Agreement with RB;

      NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, the parties hereto mutually agree as follows:

      1. CONFIDENTIALITY AGREEMENT.
         On or before _____day of ___________________ 1999, Nelson will duly execute the Confidentiality Agreement between himself and RB (attached Addendum A). Both Nelson and RB agree that said Confidentiality Agreement when executed shall stand alone, and shall be performed in accordance with its own terms and provisions, and that the obligations of Nelson under said Confidentiality Agreement shall not be affected in any way by the termination of this Agreement.

      2. CONSIDERATION. In consideration of Nelson's execution of the Confidentiality Agreement, RB agrees to provide, for a maximum term of four (4) years effective from the _____ day of _______________ 1999, the following:
         (a) RB will reimburse Nelson for the cost of COBRA medical coverage for such time he is so eligible.
         (b) Upon the conclusion of COBRA eligibility, RB will reimburse Nelson for the cost of a personal Medical Insurance Plan, not to exceed thirteen hundred fifty dollars ($1350.00) per month.
         (c) Current Life Insurance Policies under policy numbers 3326663, 3340175, 3363012, and 3388093, will continue in force under their current terms and conditions.
         (d) Payments by RB pursuant to this Agreement shall be subject to any applicable Federal, State and Local withholdings.

      3. MODIFICATION AND CONSTRUCTION. This Agreement embodies the entire Agreement between the parties and there have not been and are no agreements, representations or warranties between the parties other than those set forth or provided for herein.
         The paragraph headings in this Agreement are inserted for convenience only. This Agreement shall not be changed or modified in whole or in part except by a supplemental written agreement signed by both parties. The failure by any party to insist upon strict compliance by the other party with respect to any of the terms or conditions hereof shall not be deemed a waiver of any such term or condition, nor shall any waiver or relinquishment of any right or power hereunder, at one or more times, be deemed a waiver or relinquishment of such right or power at any other time or times. This

         Agreement shall be governed and construed by the laws of the State of Missouri, without reference to choice of law principles.



      4. SEVERABILITY. The invalidity or un-enforceability of a particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be enforced in all respects to the fullest extent permitted by applicable law.

      5. ASSIGNMENT, BENEFIT AND BINDING EFFECT. This Agreement shall not be assignable by RB Rubber Products except that Dash may assign this Agreement to any of its subsidiaries, whether current or hereafter acquired or formed, and upon such assignment all of the rights and obligations of RB Rubber Products shall inure to the benefit of and be binding upon such subsidiary in place of RB Rubber Products, which shall thereupon be released therefrom.

           * * * * * * * * * * * * * * * * * * * * * * * *





                                        RB RUBBER PRODUCTS, INC.

ATTEST:
                                        BY:____________________________

_______________________________
                     Secretary
                                        NELSON
[SEAL]
                                        _______________________________
                                        Douglas Nelson








   Letter of Agreement for Douglas Nelson  signature page
                        page 2 of 2

                                                              ADDENDUM A

                      RB RUBBER PRODUCTS, INC.
             CONFIDENTIALITY AND NON-COMPETE AGREEMENT

     THIS CONFIDENTIALITY AND NON-COMPETE AGREEMENT (hereinafter "Agreement"), is made and entered into this __ day of ________, 1999, by and between RB RUBBER PRODUCTS, INC., together with its affiliates, subsidiaries, and predecessors and successors in interest, including Dash Multi-Corp and its subsidiaries (hereinafter collectively referred to as the "Company"), and ______________________________ (hereinafter
"Nelson").

     WHEREAS, the Company desires to keep confidential and secret all confidential, proprietary and trade secret information regarding its operations, and insofar as Nelson understands the business necessity of keeping such information confidential and secret and recognizes the proprietary nature of such information;

     NOW, THEREFORE, in consideration of the Company's act of a Letter of Agreement and/or other good and valuable consideration, the receipt and sufficiency of which is specifically acknowledged by Nelson, and the mutual covenants and promises herein set forth, the parties agree as follows:

1.   CONFIDENTIALITY AGREEMENT.

     (A) Effective immediately and for the maximum term allowed under the law, Nelson shall hold in strictest confidence and shall not ever directly or indirectly disclose, communicate or otherwise reveal to any person, firm, corporation, partnership, agency, commission, institution or other entity, without the express prior written authorization of the Chairman and Chief Executive Officer of the Company, any confidential or proprietary information relating to any business of the Company, or any trade secret held by the Company, that is not a matter of public knowledge. Nelson further agrees to indemnify and hold harmless the Company against any legal liability or damages suffered by it as a result of Nelson's breach of this provision.

     (B) Confidential or proprietary information includes, but is not limited to: (1) former, existing or future products, procedures, discoveries, developments, drawings, blueprints, tracings, sketches, designs, plans, layouts, specifications, models, strategies, inventions, improvements, techniques, processes, formulas, know-how, computer hardware, software and data, and any other trade secrets or methods of operation; (2) all financial information of any kind including budgets, projections, licenses, purchasing agreements; prices, fees, costs, forecasts or unpublished financial statements; (3) customer information of any kind including names, contacts, sales, contracts, schedules or agreements; (4) advertising and marketing information of any kind including plans, strategies, and customer, supplier, or competitor lists; (5) pending or completed acquisitions of any company, division, product line or other business unit; (6) business procedures, practices or information of any kind including pay, benefits, compensation, personnel policies, manuals, formulae, methods, machines, manufactures, compositions, inventions, discoveries, improvements, writings, guides notes and any all other memoranda, including without limitation any and all written information which may be or has been furnished to Nelson or which may be prepared or designed by Nelson in connection with his relationship with the Company; and (7) any other information designated by the Company as confidential or proprietary in nature.

     (C) The term "trade secret" means information including a formula, pattern, compilation, program, device, method or technique or process that: (1) derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use and (2) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy. Such confidential or proprietary information has been created, discovered, or developed by or has been otherwise become known to the Company, or is information in which property rights have been assigned or otherwise conveyed to the Company.

     (D) The Company and Nelson specifically agree and acknowledge that any and all confidential information or trade secrets provided by the Company or otherwise obtained by Nelson is unique and commercially sensitive in nature, represents, in many instances, advanced and state of the art technology, and has been developed over time and reflects a substantial investment by the Company. Nelson further acknowledges that confidential or proprietary information and trade secrets provided by the Company is not a matter of public or general knowledge in the industry and that the Company derives economic value (whether actual or potential) from such information. Nelson acknowledges the Company has maintained substantial secrecy concerning the confidential or proprietary information and trade secrets and that, absent disclosure by the Company to Nelson, who could not otherwise have readily ascertained by proper means, and/or have acquired knowledge of such confidential or proprietary information and trade secrets.

2.   DISCLOSURE AND PROPERTY RIGHTS AGREEMENT

     (A) Effective immediately and for and during the term of Nelson's Letter of Agreement with the Company, Nelson agrees to promptly and fully disclose in writing to the Company all works and property, including but not limited to all intellectual properties and all confidential, proprietary, or trade secret information (as defined in Paragraph 1 above), including inventions, discoveries and improvements (whether or not they are patentable) which are conceived, made, developed, written, reduced to practice, contributed to or prepared by Nelson during or related to in any manner whatsoever, Nelson's Letter of Agreement period with the Company or which result from or are suggested by any work Nelson may do in connection with his Letter of Agreement with the Company, without exception, all of such works and property hereinafter referred to as "Works and Property". If an application for patent for any such invention, discovery or improvement be made by Nelson within six (6) months after Nelson left the Company's employ, such invention, discovery or improvement shall be presumed to have been conceived during the period of Nelson's employment with the Company.

     (B) Nelson specifically acknowledges and agrees that pursuant to Sections 101 and 201 of the United States Copyright law, all Works and Property shall be "works made for hire" and all rights in such Works and Property shall belong entirely and exclusively to the Company forever, and the Company may make any use or nonuse of such Works and Property throughout the world without any further obligation to Nelson.

     (C) Nelson further agrees that all Works and Property shall unconditionally be, become and remain the sole and exclusive property of the Corporation forever, and Nelson hereby grants and assigns forever to the Corporation all rights whatsoever that Nelson might have therein, and the Company may make any use or non use of such Works and Property throughout the world without any further obligation to Nelson. Accordingly, Nelson will promptly execute, acknowledge and deliver all applications, oaths, declaration, and further documents and will provide such additional assistance as the Company may deem necessary or desirable to evidence the Company's title to such Works and Property.

     (D) Nelson agrees to assist the Company during and subsequent to the term of the Letter of Agreement in every proper way (without charge to the Company but at its expense) to obtain patents or otherwise protect such Works and Property in any and all countries against appropriation by others; all such Works and Property (whether patented or not) and any patents that may issue thereon to be the sole and exclusive property of the Company and being hereby assigned thereto; and for the purpose of this provision to execute and do all such documents, acts and things as the Company may deem necessary or desirable.

     (E) Nelson agrees to make and maintain adequate and current written records of all such Works and Property, in the form of notes, sketches, drawings, or reports relating thereto, which records shall be and remain the property of and available to the Company at all times.

     (F) Nelson agrees to notify the Company in writing before making any disclosures or performing or causing to be performed any work for or on behalf of the Company which appears to threaten conflict with: (1) rights Nelson claims in any Works and Property made by Nelson or others prior to Nelson's employment or otherwise outside the scope of this Agreement; or (2) rights of others arising out of obligations incurred by Nelson prior to execution of this Agreement or otherwise outside the scope of this Agreement. In the event of Nelson's failure to give notice under Paragraph 2.(F)(1), the Company may assume that no such conflicting Works and Property exists, and Nelson agrees he shall make no claim with respect thereto.

     (G) In performing duties or services for the Company regarding Works and Property, Nelson will not knowingly infringe upon the rights, including but not limited to patent, copyright, trade secret or other proprietary rights, of any third party whatsoever.

     (H) Only the Chairman and Chief Executive Officer of the Company shall have the power and authority to change or modify the terms and provisions of this Paragraph, and such change or modification must be reduced to writing and signed both by Nelson and the Chairman and Chief Executive Officer of the Company in order to be enforceable.

3.   NONCOMPETITION AGREEMENT.

     (A) Effective immediately and for and during the term of Nelson's Letter of Agreement with the Company and for one (1) year thereafter, Nelson shall not, directly or indirectly, whether as a partner, investor, employee, consultant, creditor, shareholder or otherwise, assist, provide services to, promote, participate or engage in any activity with any other business competitive with the Company, which includes any individual, firm or entity engaged in the development, manufacture or sales of products similar to those developed, manufactured or sold by the Company. Ownership of stock in a publicly traded company not exceeding two percent (2%) shall not constitute a violation of this Paragraph.

     (B) Nelson agrees immediately to inform and disclose to the Company any attempt by any person from any organization to involve Nelson in a competing business. Nelson shall also refrain from recruiting, hiring, or by any other attempts, directly or by assisting others, inducing any employee of the Company to leave the employment of the Company for purposes of competing with the Company. Nelson further acknowledges that such employees of the Company may be similarly bound by other agreements and that Nelson shall not induce or attempt to induce, either directly or indirectly, a breach of the duties owed by such employees to the Company.

     (C) Nelson will not directly or indirectly, unfairly compete with the Company by diverting or attempting to divert current, former or potential customers of the Company, or by seeking to induce or encouraging such customers to modify or not renew their business relationship with the Company.

     (D) Nelson acknowledges and agrees that (a) the separate and distinct promises in this Agreement are reasonable and necessary in order to protect the Company's legitimate business interest; (b) any violation would result in irreparable injury to the Company and that the damages which will be suffered by the Company by a breach of any term or provision of this Paragraph may be continuing, irreparable and difficult or impossible to ascertain in money or money's worth; and (c) the enforcement of a remedy by way of injunction would not prevent Nelson from earning a living. Consequently, in addition to any action at law for damages, Nelson agrees the Company may have equitable relief including, but not limited to, specific performance, temporary restraining order, preliminary, permanent or mandatory injunction against any breach. In the event the Company incurs expenses to retain attorneys to enforce this Agreement, Nelson further agrees to pay all attorney's fees, costs and expenses incurred by the Company, whether or not litigation be commenced.

     (E) Nelson also acknowledges and agrees that any violation of the terms of this Paragraph shall automatically toll, suspend and extend the period of his pledged obligation set forth herein for the period of time that the violation continues. Nelson hereby acknowledges that the limitations in this Paragraph as to time and geographical scope are fair and reasonable.

4. NON-WAIVER. The failure in one or more instances of the Company to insist upon performance of any of the terms or conditions of this Agreement, to exercise any right or privilege herein conferred, or the waiver by the Company of any breach of any of the terms or conditions of this Agreement, shall not be construed as a subsequent waiver by the Company of any breach of any of the terms, conditions, rights or privileges, but the same shall continue and remain in full force and effect as if no such forbearance or waiver had occurred. No waiver shall be valid unless in writing and signed by the party against whom it is sought to be enforced.

5. RIGHT OF CONTACT. In order to preserve the Company's rights under this Agreement, the Company may advise any third party which Nelson may consider, establish or contract a relationship, the existence of this Agreement and its terms, and the Company shall have no liability for doing so.

6. ENTIRE AGREEMENT. This Agreement reflects the entire Agreement between Nelson and the Company regarding all matters covered herein. No change or modification of this Agreement shall be valid unless the same is in writing and signed by both parties hereto. Nelson understands that no manager, agent, or other representative of the Company, other than the Chairman and Chief Executive Officer, has any authority whatsoever to modify the terms of this Agreement on behalf of the Company.

7. SUCCESSION. This Agreement is binding upon and shall benefit the Company, its successors and assigns, and Nelson's heirs, executors, administrators, legal representative, successors and assigns.

8. CONSTRUCTION. This Agreement shall be governed by and construed and interpreted according to the laws of the state of Missouri, without reference to choice of law principles. The parties submit to the exclusive jurisdiction of the courts of St. Louis County, Missouri for the purpose of deciding any questions, disputes, causes, whether for injunctive relief or otherwise, arising under this Agreement.

9. SAVINGS CLAUSE. Nothing contained in this Agreement shall be construed to require the commission of any act contrary to law or to be contrary to law, and wherever there is any conflict between any provision of this Agreement and any present or future statute, law, government regulation or ordinance contrary to which the parties have no legal right to contract, the latter shall prevail, but in such event, the provisions of this Agreement affected shall be curtailed and restricted only to the extent necessary to bring them within legal requirements. Further, if any one or more of the promises contained in this Agreement shall for any reason be held to be excessively broad as to time, activity or subject, it shall be construed by limiting and reducing it so as to be enforceable to the extent compatible with applicable law.

10. NOTICES. All notices, requests and demands, hereinafter called "Notice" shall be in writing, shall be given by registered or certified mail, return receipt requested, and shall be effective only upon receipt. Unless either party furnishes a Notice of address other than that referenced herein, all Notices shall be addressed as follows:

                              If to the Company:


                              If to Nelson:


11. ACKNOWLEDGMENT AND CERTIFICATION. Nelson acknowledges and certifies by signature below that Nelson has read this Agreement consisting of eleven (11) numbered paragraphs and five (5) pages; Nelson fully understands the meaning and intent of this document and consents to the terms of the Agreement; Nelson has received a copy of this Agreement and that Nelson is voluntarily executing this Agreement of Nelson's own free will.

Dated this __th day of ___________, 1999.


_______________________________  __________________________________
Nelson's Signature               For RB Rubber Products, Inc.

_______________________________  __________________________________
Nelson's Printed Name            Title

_______________________________
Witness

                             EXHIBIT I
                 SHAREHOLDER AGREEMENT OF MR. BOGH

                       SHAREHOLDER AGREEMENT

     THIS SHAREHOLDER AGREEMENT (this "Agreement"), dated as of April 8, 1999, by and between Dash Multi-Corp., Inc. a Missouri corporation ("Purchaser"), and Ronald L. Bogh (the "Shareholder").

     WHEREAS, the Shareholder is, as of the date hereof, the record and beneficial owner of the shares of common stock, no par value (the
"Common Stock"), of R-B Rubber Products, Inc., an Oregon corporation (the "Company"), set forth on Annex I hereto;

     WHEREAS, Purchaser and the Company concurrently herewith are entering into a Stock Purchase Agreement dated as of the date hereof (the "Stock Purchase Agreement"), which provides, among other things, for the acquisition by means of a cash tender offer (the "Offer") of 70% of the outstanding shares of Common Stock upon the terms and subject to the conditions set forth in the Stock Purchase Agreement; and

     WHEREAS, in order to induce Purchaser to enter into the Stock Purchase Agreement, the Shareholder has agreed to enter into this Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the execution and delivery by Purchaser of the Stock Purchase Agreement and the mutual representations, warranties, covenants and agreements set forth herein and therein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1.   Representations and Warranties of the Shareholder.  The
Shareholder hereby represents and warrants to Purchaser as follows:

     (a) Such Shareholder is the record and beneficial owner of the shares of Common Stock (as may be adjusted from time to time pursuant to Section 5 hereof, the "Shares") set forth opposite his name on Annex I to this Agreement.

     (b) Such Shareholder has the legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

     (c) This Agreement has been validly executed and delivered by such Shareholder and constitutes the legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and
(ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

     (d) Neither the execution and delivery of this Agreement nor the consummation by such Shareholder of the transactions contemplated hereby will violate any other agreement to which such Shareholder is a party.

     (e) The Shares and the certificates representing the Shares owned by such Shareholder are now and at all times during the term hereof will be held by such Shareholder, or by a nominee or custodian for the benefit of such Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

     2. Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to the Shareholder as follows:

     (a) Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri, and Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement.

     (b) This Agreement has been duly authorized, executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and
(ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

     (c) Neither the execution and delivery of this Agreement nor the consummation by Purchaser of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Purchaser is a party or bound. The consummation by Purchaser of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to Purchaser, except for any necessary filing under state takeover laws.

     3. Purchase and Sale of the Shares. (a) The Shareholder hereby agrees that he shall tender the number of Shares set forth on Annex I into the Offer promptly, and in any event no later than the tenth business day following the commencement of the Offer pursuant to
Section 1.1 of the Stock Purchase Agreement, and that such Shareholder shall not withdraw any Shares so tendered unless the Offer is terminated or has expired. Purchaser shall agree to purchase all the Shares so tendered at a price per Share equal to $3.00 per Share or any higher price that may be paid in the Offer; provided, however, that Purchaser's obligation to accept for payment and pay for the Shares in the Offer is subject to all the terms and conditions of the Offer set forth in the Stock Purchase Agreement and Annex A thereto.

     (b) In the event that within five business days prior to the expiration of the Offer, fewer than 70% of the Company's outstanding shares shall have been validly tendered pursuant to the Offer and not withdrawn, upon the request of Purchaser, the Shareholder shall tender such number of Shares in addition to those to be tendered pursuant to
Section 3(a) as set forth in Annex I as Shareholder is directed by Purchaser, but in no event shall Shareholder be obligated to tender more than the total number of shares then owned by the Shareholder.

     4. Transfer of the Shares. Prior to the termination of this Agreement, except as otherwise provided herein, the Shareholder shall not: (i) transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shares;
(ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shares or any interest therein; (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to the Shares; (iv) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares, or (v) take any other action that would in any way restrict, limit or interfere with the performance of such Shareholder's obligations hereunder or the transactions contemplated hereby.

     5. Certain Events. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Common Stock or the acquisition of additional shares of Common Stock or other securities or rights of the Company by the Shareholder, the number of Shares shall be adjusted appropriately, and this Agreement and the obligations hereunder shall attach to any additional shares of Common Stock or other securities or rights of the Company issued to or acquired by the Shareholder.

     6. Certain Other Agreements. (a) The Shareholder will notify Purchaser immediately if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with such Shareholder or its representatives or agents, if any, in each case in connection with any Acquisition Proposal (as such term is defined in the Stock Purchase Agreement) indicating, in connection with such notice, the name of the person making such Acquisition Proposal and the terms and conditions of any proposals or offers. The Shareholder agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Such Shareholder agrees that it shall keep Purchaser informed, on a current basis, of the status and terms of any Acquisition Proposal. Such Shareholder agrees that it will not, directly or indirectly: (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal, or (ii) in the event of an unsolicited written Acquisition Proposal, engage in negotiations or discussions with, or provide any information or data to, any person (other than Purchaser, any of its affiliates or representatives and except for information which has been previously publicly disseminated by the Company) relating to any Acquisition Proposal. The foregoing shall not apply to the extent that it is inconsistent with any of Shareholder's duties as a director and/or officer of the Company.

     (b) Shareholder agrees that he shall not exercise on or prior to the Closing (as defined in the Stock Purchase Agreement) any option to purchase shares of Common Stock.

     7. Further Assurances. The Shareholder shall, upon request of Purchaser, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Purchaser to be necessary or desirable to carry out the provisions hereof.

     8. Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate immediately upon the termination of the Stock Purchase Agreement in accordance with its terms; provided, however, that Sections 8 and 9 shall survive any termination of this Agreement.

     9. Expenses. All fees and expenses incurred by any one party hereto shall be borne by the party incurring such fees and expenses; provided, that if any legal action is instituted to enforce or interpret the terms of this Agreement, the prevailing party in such action shall be entitled, in addition to any other relief to which the party is entitled, to reimbursement of its actual attorneys fees.

     10. Public Announcements. The Shareholder and Purchaser each agree that it will not issue any press release or otherwise make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that such disclosure can be made without obtaining such prior consent if (i) the disclosure is required by law, and (ii) the party making such disclosure has first used its best efforts to consult with the other party about the form and substance of such disclosure.

     11.  Miscellaneous.

     (a) Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to such terms in the Stock Purchase Agreement.

     (b) All notices and other communications hereunder shall be in writing and shall be deemed given upon (i) transmitter's confirmation of a receipt of a facsimile transmission, (ii) confirmed delivery by a standard overnight carrier or when delivered by hand or (iii) the expiration of five business days after the day when mailed in the United States by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address for a party as shall be specified by like notice):

     (A)  if to the Shareholder, to:

          Ronald L. Bogh
          904 East 10th Ave.
          McMinnville, Or. 97128

        (B)  if to Purchaser, to:

             Dash Multi-Corp., Inc.
             2500 Adie Road
             Maryland Heights, Missouri 63043
             Telephone: (314) 432-3200
             Facsimile: (314) 432-3210
             Attention:  Marvin S. Wool
                         Chief Executive Officer

        with a copy to:

             Thompson Coburn LLP
             One Mercantile Center
             St. Louis, Missouri 63101
             Telephone: (314) 552-6000
             Facsimile: (314) 552-7000
             Attention: Thomas A. Litz, Esq.

    (c) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

    (d) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement.

    (e) This Agreement (including the Stock Purchase Agreement and any other documents and instruments referred to herein or therein) constitutes the entire agreement, and supersedes all prior agreements and understandings, whether written and oral, among the parties hereto with respect to the subject matter hereof.

    (f) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Missouri without giving effect to the principles of conflicts of laws thereof.

     (g) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective heirs, legatees, successors and permitted assigns, and the provisions of this Agreement are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

    (h) If any term, provision, covenant or restriction herein is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this

Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

    (i) Each of the parties hereto acknowledges and agrees that in the event of any breach of this Agreement, each non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto
(i) will waive, in any action for specific performance, the defense of adequacy of a remedy at law, and (ii) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to compel specific performance of this Agreement.

    (j) No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

        IN WITNESS WHEREOF, Purchaser and the Shareholder have caused this Agreement to be duly executed and delivered as of the date first written above.

                               DASH MULTI-CORP., INC.



                               By /s/ Marvin S. Wool
                                 -----------------------------------------
                                 Marvin S. Wool, Chief Executive Officer




                                 /s/ Ronald L. Bogh
                                 -----------------------------------------
                                 Ronald L. Bogh

                             Annex I
                             -------

(1) Number of Shares Owned
      Beneficially and of Record:                  601,300

(2) Number of Shares Which
      Shareholder Will Tender
      Pursuant to Section 3(a):                    481,040

                             EXHIBIT J
               SHAREHOLDER AGREEMENT OF MR. NELSON

                     SHAREHOLDER AGREEMENT

     THIS SHAREHOLDER AGREEMENT (this "Agreement"), dated as of April 8, 1999, by and between Dash Multi-Corp., Inc. a Missouri corporation ("Purchaser"), and Douglas C. Nelson (the "Shareholder").

     WHEREAS, the Shareholder is, as of the date hereof, the record and beneficial owner of the shares of common stock, no par value (the
"Common Stock"), of R-B Rubber Products, Inc., an Oregon corporation (the "Company"), set forth on Annex I hereto;

     WHEREAS, Purchaser and the Company concurrently herewith are entering into a Stock Purchase Agreement dated as of the date hereof (the "Stock Purchase Agreement"), which provides, among other things, for the acquisition by means of a cash tender offer (the "Offer") of 70% of the outstanding shares of Common Stock upon the terms and subject to the conditions set forth in the Stock Purchase Agreement; and

     WHEREAS, in order to induce Purchaser to enter into the Stock Purchase Agreement, the Shareholder has agreed to enter into this Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the execution and delivery by Purchaser of the Stock Purchase Agreement and the mutual representations, warranties, covenants and agreements set forth herein and therein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1.   Representations and Warranties of the Shareholder.  The
Shareholder hereby represents and warrants to Purchaser as follows:

     (a) Such Shareholder is the record and beneficial owner of the shares of Common Stock (as may be adjusted from time to time pursuant to Section 5 hereof, the "Shares") set forth opposite his name on Annex I to this Agreement.

     (b) Such Shareholder has the legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

     (c) This Agreement has been validly executed and delivered by such Shareholder and constitutes the legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and
(ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

     (d) Neither the execution and delivery of this Agreement nor the consummation by such Shareholder of the transactions contemplated hereby will violate any other agreement to which such Shareholder is a party.

     (e) The Shares and the certificates representing the Shares owned by such Shareholder are now and at all times during the term hereof will be held by such Shareholder, or by a nominee or custodian for the benefit of such Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

     2. Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to the Shareholder as follows:

     (a) Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri, and Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement.

     (b) This Agreement has been duly authorized, executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and
(ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

     (c) Neither the execution and delivery of this Agreement nor the consummation by Purchaser of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Purchaser is a party or bound. The consummation by Purchaser of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to Purchaser, except for any necessary filing under state takeover laws.

     3. Purchase and Sale of the Shares. (a) The Shareholder hereby agrees that he shall tender the number of Shares set forth on Annex I into the Offer promptly, and in any event no later than the tenth business day following the commencement of the Offer pursuant to
Section 1.1 of the Stock Purchase Agreement, and that such Shareholder shall not withdraw any Shares so tendered unless the Offer is terminated or has expired. Purchaser shall agree to purchase all the Shares so tendered at a price per Share equal to $3.00 per Share or any higher price that may be paid in the Offer; provided, however, that Purchaser's obligation to accept for payment and pay for the Shares in the Offer is subject to all the terms and conditions of the Offer set forth in the Stock Purchase Agreement and Annex A thereto.

     (b) In the event that within five business days prior to the expiration of the Offer, fewer than 70% of the Company's outstanding shares shall have been validly tendered pursuant to the Offer and not withdrawn, upon the request of Purchaser, the Shareholder shall tender such number of Shares in addition to those to be tendered pursuant to
Section 3(a) as set forth in Annex I as Shareholder is directed by Purchaser, but in no event shall Shareholder be obligated to tender more than the total number of shares then owned by the Shareholder.

     4. Transfer of the Shares. Prior to the termination of this Agreement, except as otherwise provided herein, the Shareholder shall not: (i) transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shares;
(ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shares or any interest therein; (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to the Shares; (iv) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares, or (v) take any other action that would in any way restrict, limit or interfere with the performance of such Shareholder's obligations hereunder or the transactions contemplated hereby.

     5. Certain Events. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Common Stock or the acquisition of additional shares of Common Stock or other securities or rights of the Company by the Shareholder, the number of Shares shall be adjusted appropriately, and this Agreement and the obligations hereunder shall attach to any additional shares of Common Stock or other securities or rights of the Company issued to or acquired by the Shareholder.

     6. Certain Other Agreements. (a) The Shareholder will notify Purchaser immediately if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with such Shareholder or its representatives or agents, if any, in each case in connection with any Acquisition Proposal (as such term is defined in the Stock Purchase Agreement) indicating, in connection with such notice, the name of the person making such Acquisition Proposal and the terms and conditions of any proposals or offers. The Shareholder agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Such Shareholder agrees that it shall keep Purchaser informed, on a current basis, of the status and terms of any Acquisition Proposal. Such Shareholder agrees that it will not, directly or indirectly: (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal, or (ii) in the event of an unsolicited written Acquisition Proposal, engage in negotiations or discussions with, or provide any information or data to, any person (other than Purchaser, any of its affiliates or representatives and except for information which has been previously publicly disseminated by the Company) relating to any Acquisition Proposal. The foregoing shall not apply to the extent that it is inconsistent with any of Shareholder's duties as a director and/or officer of the Company.

     (b) Shareholder agrees that he shall not exercise on or prior to the Closing (as defined in the Stock Purchase Agreement) any option to purchase shares of Common Stock.

     (c) Shareholder hereby irrevocably waives, effective from and after the Closing, his right to require the Company to guarantee a price per share on shares of the Common Stock which he may sell, as more particularly described in Section 5 of that certain Non-Competition, Price Guaranty and Release Agreement dated as of January 31, 1998.

     (d) Shareholder hereby represents and warrants to Purchaser that Shareholder does not own or possess any option, right or warrant to acquire any Common Stock.

     7. Further Assurances. The Shareholder shall, upon request of Purchaser, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Purchaser to be necessary or desirable to carry out the provisions hereof.

     8. Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate immediately upon the termination of the Stock Purchase Agreement in accordance with its terms; provided, however, that Sections 8 and 9 shall survive any termination of this Agreement.

     9. Expenses. All fees and expenses incurred by any one party hereto shall be borne by the party incurring such fees and expenses; provided, that if any legal action is instituted to enforce or interpret the terms of this Agreement, the prevailing party in such action shall be entitled, in addition to any other relief to which the party is entitled, to reimbursement of its actual attorneys fees.

     10. Public Announcements. The Shareholder and Purchaser each agree that it will not issue any press release or otherwise make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that such disclosure can be made without obtaining such prior consent if (i) the disclosure is required by law, and (ii) the party making such disclosure has first used its best efforts to consult with the other party about the form and substance of such disclosure.

     11.  Miscellaneous.

     (a) Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to such terms in the Stock Purchase Agreement.

     (b) All notices and other communications hereunder shall be in writing and shall be deemed given upon (i) transmitter's confirmation of a receipt of a facsimile transmission, (ii) confirmed delivery by a standard overnight carrier or when delivered by hand or (iii) the expiration of five business days after the day when mailed in the United States by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address for a party as shall be specified by like notice):

     (A)  if to the Shareholder, to:

          Douglas C. Nelson
          1002 Bel Aire Circle
          Las Vegas, NV 89109


     (B)  if to Purchaser, to:

          Dash Multi-Corp., Inc.
          2500 Adie Road
          Maryland Heights, Missouri 63043
          Telephone: (314) 432-3200
          Facsimile: (314) 432-3210
          Attention:  Marvin S. Wool
                      Chief Executive Officer

     with a copy to:

          Thompson Coburn LLP
          One Mercantile Center
          St. Louis, Missouri 63101
          Telephone: (314) 552-6000
          Facsimile: (314) 552-7000
          Attention:  Thomas A. Litz, Esq.

     (c) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     (d) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement.

     (e) This Agreement (including the Stock Purchase Agreement and any other documents and instruments referred to herein or therein) constitutes the entire agreement, and supersedes all prior agreements and understandings, whether written and oral, among the parties hereto with respect to the subject matter hereof.

     (f) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Missouri without giving effect to the principles of conflicts of laws thereof.

     (g) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective heirs, legatees, successors and permitted assigns, and the provisions of this Agreement are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     (h) If any term, provision, covenant or restriction herein is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     (i) Each of the parties hereto acknowledges and agrees that in the event of any breach of this Agreement, each non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto
(i) will waive, in any action for specific performance, the defense of adequacy of a remedy at law, and (ii) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to compel specific performance of this Agreement.

     (j) No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

     IN WITNESS WHEREOF, Purchaser and the Shareholder have caused this Agreement to be duly executed and delivered as of the date first written above.

                              DASH MULTI-CORP., INC.



                              By /s/ Marvin S. Wool
                                ---------------------------------------
                                Marvin S. Wool, Chief Executive Officer




                                /s/ Douglas C. Nelson
                                ---------------------------------------
                                Douglas C. Nelson

                          Annex I
                          -------

(1) Number of Shares Owned
      Beneficially and of Record:                  407,000

(2) Number of Shares Which
      Shareholder Will Tender
      Pursuant to Section 3(a):                    407,000

                             EXHIBIT K
                SHAREHOLDER AGREEMENT OF MR. REIMANN

                       SHAREHOLDER AGREEMENT

        THIS SHAREHOLDER AGREEMENT (this "Agreement"), dated as of April 8, 1999, by and between Dash Multi-Corp., Inc. a Missouri corporation ("Purchaser"), and James V. Reimann (the "Shareholder").

        WHEREAS, the Shareholder is, as of the date hereof, the record and beneficial owner of the shares of common stock, no par value (the
"Common Stock"), of R-B Rubber Products, Inc., an Oregon corporation
(the "Company"), set forth on Annex I hereto;

        WHEREAS, Purchaser and the Company concurrently herewith are entering into a Stock Purchase Agreement dated as of the date hereof (the "Stock Purchase Agreement"), which provides, among other things, for the acquisition by means of a cash tender offer (the "Offer") of 70% of the outstanding shares of Common Stock upon the terms and subject to the conditions set forth in the Stock Purchase Agreement; and

        WHEREAS, in order to induce Purchaser to enter into the Stock Purchase Agreement, the Shareholder has agreed to enter into this Agreement.

        NOW, THEREFORE, in consideration of the foregoing and the execution and delivery by Purchaser of the Stock Purchase Agreement and the mutual representations, warranties, covenants and agreements set forth herein and therein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

        1. Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants to Purchaser as follows:

        (a) Such Shareholder is the record and beneficial owner of the shares of Common Stock (as may be adjusted from time to time pursuant to Section 5 hereof, the "Shares") set forth opposite his name on Annex I to this Agreement.

        (b) Such Shareholder has the legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

        (c) This Agreement has been validly executed and delivered by such Shareholder and constitutes the legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and
(ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

        (d) Neither the execution and delivery of this Agreement nor the consummation by such Shareholder of the transactions contemplated hereby will violate any other agreement to which such Shareholder is a party.

        (e) The Shares and the certificates representing the Shares owned by such Shareholder are now and at all times during the term hereof will be held by such Shareholder, or by a nominee or custodian for the benefit of such Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

        2. Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to the Shareholder as follows:

        (a) Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri, and Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement.

        (b) This Agreement has been duly authorized, executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and
(ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

        (c) Neither the execution and delivery of this Agreement nor the consummation by Purchaser of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Purchaser is a party or bound. The consummation by Purchaser of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to Purchaser, except for any necessary filing under state takeover laws.

        3. Purchase and Sale of the Shares. (a) The Shareholder hereby agrees that he shall tender the number of Shares set forth on Annex I into the Offer promptly, and in any event no later than the tenth business day following the commencement of the Offer pursuant to
Section 1.1 of the Stock Purchase Agreement, and that such Shareholder shall not withdraw any Shares so tendered unless the Offer is terminated or has expired. Purchaser shall agree to purchase all the Shares so tendered at a price per Share equal to $3.00 per Share or any higher price that may be paid in the Offer; provided, however, that Purchaser's obligation to accept for payment and pay for the Shares in the Offer is subject to all the terms and conditions of the Offer set forth in the Stock Purchase Agreement and Annex A thereto.

        (b) In the event that within five business days prior to the expiration of the Offer, fewer than 70% of the Company's outstanding shares shall have been validly tendered pursuant to the Offer and not withdrawn, upon the request of Purchaser, the Shareholder shall tender such number of Shares in addition to those to be tendered pursuant to
Section 3(a) as set forth in Annex I as Shareholder is directed by Purchaser, but in no event shall Shareholder be obligated to tender more than the total number of shares then owned by the Shareholder.

        4. Transfer of the Shares. Prior to the termination of this Agreement, except as otherwise provided herein, the Shareholder shall not: (i) transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shares;
(ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shares or any interest therein; (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to the Shares; (iv) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares, or (v) take any other action that would in any way restrict, limit or interfere with the performance of such Shareholder's obligations hereunder or the transactions contemplated hereby.

        5. Certain Events. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Common Stock or the acquisition of additional shares of Common Stock or other securities or rights of the Company by the Shareholder, the number of Shares shall be adjusted appropriately, and this Agreement and the obligations hereunder shall attach to any additional shares of Common Stock or other securities or rights of the Company issued to or acquired by the Shareholder.

        6. Certain Other Agreements. (a) The Shareholder will notify Purchaser immediately if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with such Shareholder or its representatives or agents, if any, in each case in connection with any Acquisition Proposal (as such term is defined in the Stock Purchase Agreement) indicating, in connection with such notice, the name of the person making such Acquisition Proposal and the terms and conditions of any proposals or offers. The Shareholder agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Such Shareholder agrees that it shall keep Purchaser informed, on a current basis, of the status and terms of any Acquisition Proposal. Such Shareholder agrees that it will not, directly or indirectly: (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal, or (ii) in the event of an unsolicited written Acquisition Proposal, engage in negotiations or discussions with, or provide any information or data to, any person (other than Purchaser, any of its affiliates or representatives and except for information which has been previously publicly disseminated by the Company) relating to any Acquisition Proposal. The foregoing shall not apply to the extent that it is inconsistent with any of Shareholder's duties as a director and/or officer of the Company.

        (b) Shareholder agrees that he shall not exercise on or prior to the Closing (as defined in the Stock Purchase Agreement) any option to purchase shares of Common Stock.

        7. Further Assurances. The Shareholder shall, upon request of Purchaser, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Purchaser to be necessary or desirable to carry out the provisions hereof.

        8. Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate immediately upon the termination of the Stock Purchase Agreement in accordance with its terms; provided, however, that Sections 8 and 9 shall survive any termination of this Agreement.

        9. Expenses. All fees and expenses incurred by any one party hereto shall be borne by the party incurring such fees and expenses; provided, that if any legal action is instituted to enforce or interpret the terms of this Agreement, the prevailing party in such action shall be entitled, in addition to any other relief to which the party is entitled, to reimbursement of its actual attorneys fees.

        10. Public Announcements. The Shareholder and Purchaser each agree that it will not issue any press release or otherwise make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that such disclosure can be made without obtaining such prior consent if (i) the disclosure is required by law, and (ii) the party making such disclosure has first used its best efforts to consult with the other party about the form and substance of such disclosure.

        11.  Miscellaneous.

        (a) Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to such terms in the Stock Purchase Agreement.

        (b) All notices and other communications hereunder shall be in writing and shall be deemed given upon (i) transmitter's confirmation of a receipt of a facsimile transmission, (ii) confirmed delivery by a standard overnight carrier or when delivered by hand or (iii) the expiration of five business days after the day when mailed in the United States by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address for a party as shall be specified by like notice):

        (A)  if to the Shareholder, to:

             James V. Reimann
             5605 Inland Shores Way N.
             Suite 202
             Keizer, OR 97303


        (B)  if to Purchaser, to:

             Dash Multi-Corp., Inc.
             2500 Adie Road
             Maryland Heights, Missouri 63043
             Telephone: (314) 432-3200
             Facsimile: (314) 432-3210
             Attention:  Marvin S. Wool
                         Chief Executive Officer

        with a copy to:

             Thompson Coburn LLP
             One Mercantile Center
             St. Louis, Missouri 63101
             Telephone: (314) 552-6000
             Facsimile: (314) 552-7000
             Attention: Thomas A. Litz, Esq.

        (c) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        (d) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement.

        (e) This Agreement (including the Stock Purchase Agreement and any other documents and instruments referred to herein or therein) constitutes the entire agreement, and supersedes all prior agreements and understandings, whether written and oral, among the parties hereto with respect to the subject matter hereof.

        (f) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Missouri without giving effect to the principles of conflicts of laws thereof.

        (g) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective heirs, legatees, successors and permitted assigns, and the provisions of this Agreement are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

        (h) If any term, provision, covenant or restriction herein is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

        (i) Each of the parties hereto acknowledges and agrees that in the event of any breach of this Agreement, each non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto
(i) will waive, in any action for specific performance, the defense of adequacy of a remedy at law, and (ii) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to compel specific performance of this Agreement.

        (j) No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

        IN WITNESS WHEREOF, Purchaser and the Shareholder have caused this Agreement to be duly executed and delivered as of the date first written above.

                        DASH MULTI-CORP., INC.



                        By /s/ Marvin S. Wool
                          ---------------------------------------
                          Marvin S. Wool, Chief Executive Officer




                          /s/ James V. Reimann
                          ---------------------------------------
                          James V. Reimann

                             Annex I
                             -------

(1) Number of Shares Owned
      Beneficially and of Record:                      47,500

(2) Number of Shares Which
      Shareholder Will Tender
      Pursuant to Section 3(a):                        47,500